     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996.
                                                       REGISTRATION NO. 33-78636
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                       LEINER HEALTH PRODUCTS GROUP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          2834                  13-3641596
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL    (IRS EMPLOYER
              OF                 CLASSIFICATION CODE NUMBER)     IDENTIFICATION
INCORPORATION OR ORGANIZATION)                                      NUMBER)

                             901 EAST 233RD STREET
                         CARSON, CALIFORNIA 90745-6204
                                 (310) 835-8400
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DIANE J. BEARDSLEY
                       LEINER HEALTH PRODUCTS GROUP INC.
                             901 EAST 233RD STREET
                         CARSON, CALIFORNIA 90745-6204
                                 (310) 835-8400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                             ---------------------
                    COPIES OF ALL COMMUNICATIONS, INCLUDING
          COMMUNICATIONS SENT TO AGENT FOR SERVICE, SHOULD BE SENT TO:

             FREDERICK H. FOGEL, ESQ.                           FAITH D. GROSSNICKLE, ESQ.
     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                      SHEARMAN & STERLING
                ONE NEW YORK PLAZA                                 599 LEXINGTON AVENUE
          NEW YORK, NEW YORK 10004-1980                       NEW YORK, NEW YORK 10022-6069
                  (212) 859-8000                                      (212) 848-4000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM
                                       AMOUNT TO      PROPOSED MAXIMUM     AGGREGATE
      TITLE OF EACH CLASS OF               BE          OFFERING PRICE       OFFERING         AMOUNT OF
   SECURITIES TO BE REGISTERED       REGISTERED (1)    PER SHARE (2)       PRICE (2)      REGISTRATION FEE
Common Stock, $.01 par value......  5,750,000 shares       $15.00         $86,250,000        $29,741(3)

(1) Includes 750,000 shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(3) $19,826 previously paid.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       LEINER HEALTH PRODUCTS GROUP INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                   SHOWING THE LOCATION IN THE PROSPECTUS OF
                 INFORMATION REQUIRED BY THE ITEMS OF FORM S-1

FORM S-1 ITEM NUMBER AND CAPTION                                          LOCATION OR HEADING IN THE PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Facing Page of Registration Statement; Cross
                                                                   Reference Sheet; Outside Front Cover Page of
                                                                   Prospectus
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page of Prospectus; Outside Back
                                                                   Cover Page of Prospectus
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Outside Front Cover Page of Prospectus; Prospectus
                                                                   Summary; Risk Factors; The Company
       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds; Description of
                                                                   Certain Indebtedness
       5.  Determination of Offering Price......................  Outside Front Cover Page of Prospectus; Risk Factors;
                                                                   Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Inapplicable
       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting
       9.  Description of Securities to Be Registered...........  Outside Front Cover Page of Prospectus; Dividend
                                                                   Policy; Description of Capital Stock; Description of
                                                                   Certain Indebtedness
      10.  Interests of Named Experts and Counsel...............  Inapplicable
      11.  Information with Respect to the Registrant...........  Outside Front Cover Page; Prospectus Summary; Risk
                                                                   Factors; The Company; Use of Proceeds; Dividend
                                                                   Policy; Dilution; Capitalization; Selected
                                                                   Consolidated Financial Data; Management's Discussion
                                                                   and Analysis of Financial Condition and Results of
                                                                   Operations; Business; Management; Principal
                                                                   Stockholders; Certain Transactions; Description of
                                                                   Capital Stock; Description of Certain Indebtedness;
                                                                   Shares Eligible for Future Sale; Experts;
                                                                   Consolidated Financial Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Inapplicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 7, 1996
PROSPECTUS

                                5,000,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                                 --------------

    All of the 5,000,000 shares of Common Stock of Leiner Health Products Group Inc. (the "Company") offered hereby are being sold by the Company. Prior to the offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share. For a discussion relating to the factors to be considered in determining the initial public offering price, see "Underwriting."

    Application will be made to list the Common Stock on the New York Stock Exchange ("NYSE") under the proposed symbol "LNR."

    SEE "RISK FACTORS," BEGINNING ON PAGE 10, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                              -------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
 AND   EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION  NOR  HAS
   THE  SECURITIES   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES
    COMMISSION    PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL  OFFENSE.

                                        PRICE TO         UNDERWRITING        PROCEEDS TO
                                         PUBLIC          DISCOUNT (1)        COMPANY (2)
Per Share.........................          $                  $                  $
Total (3).........................          $                  $                  $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $      .

(3) The Company has granted the Underwriters an option exercisable within 30 days after the date hereof to purchase up to 750,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company  will  be $          , $         and  $         ,  respectively. See
    "Underwriting."
                              -------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about            , 1996.
                              -------------------
MERRILL LYNCH & CO.
                                LEHMAN BROTHERS
                                                            SALOMON BROTHERS INC

                                  ------------

               The date of this Prospectus is            , 1996.

                          [Photos of Leiner products]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. INDUSTRY DATA USED THROUGHOUT THIS PROSPECTUS WERE OBTAINED FROM MARKET RESEARCH ORGANIZATIONS, INDUSTRY PUBLICATIONS AND INTERNAL COMPANY ESTIMATES THAT THE COMPANY BELIEVES TO BE RELIABLE, BUT HAS NOT INDEPENDENTLY VERIFIED. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO "LEINER" OR THE "COMPANY" INCLUDE LEINER HEALTH PRODUCTS GROUP INC. AND ITS DIRECT AND INDIRECT SUBSIDIARIES,
INCLUDING ITS PRINCIPAL OPERATING SUBSIDIARY, LEINER HEALTH PRODUCTS INC. ("LHP"). REFERENCES HEREIN TO A "FISCAL" YEAR REFER TO THE COMPANY'S FISCAL YEAR ENDED MARCH 31 IN THE CALENDAR YEAR INDICATED (E.G., REFERENCES TO FISCAL 1996 ARE REFERENCES TO THE COMPANY'S FISCAL YEAR ENDED MARCH 31, 1996). INCOME STATEMENT DATA FOR THE YEAR ENDED MARCH 31, 1993 CONSIST OF THE RESULTS OF THE COMPANY'S PREDECESSOR FOR THE ONE MONTH ENDED APRIL 30, 1992 TOGETHER WITH THE RESULTS OF THE COMPANY FOR THE ELEVEN MONTHS ENDED MARCH 31, 1993. REFERENCES TO "COMMON STOCK" REFER TO THE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF LEINER HEALTH PRODUCTS GROUP INC. EXCEPT WHERE OTHERWISE INDICATED, (I) ALL SHARE AND PER SHARE DATA IN THIS PROSPECTUS HAVE BEEN ADJUSTED TO REFLECT THE RECAPITALIZATION (AS HEREINAFTER DEFINED) THAT WILL BE IMPLEMENTED CONCURRENTLY WITH THE SALE OF THE COMMON STOCK OFFERED HEREBY (SEE "THE COMPANY -- RECAPITALIZATION") AND (II) ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS HAS NOT BEEN EXERCISED.

                                  THE COMPANY
GENERAL

    Leiner is the nation's largest manufacturer and marketer of vitamins, minerals and nutritional supplements (collectively, "vitamin products"). Leiner markets over 320 vitamin products in more than 4,600 stock keeping units ("SKUs"). The Company estimates that it has a 50% share of private label sales (three times as large as its largest competitor) and a 20% share of overall vitamin product sales through mass market retailers in the United States. Vitamin product sales represent approximately 79% of the Company's net sales.

    The Company's vitamin products are sold in all 50 states through more than 50,000 retail outlets. The Company's vitamin product customers are primarily mass market retailers and include the country's 20 largest drug store chains (including Walgreen, American Stores, Eckerd, CVS, Rite-Aid and Revco), 18 of the 20 largest supermarket chains (including Safeway, Winn-Dixie, Albertson's, A&P and Lucky Stores), the 10 largest mass merchandising chains (including Wal-Mart, Target, Kmart and Venture) and the two largest warehouse club chains (Sam's and PriceCostco) (such retailer categories are referred to herein, collectively, as "mass market"). The Company's vitamin products are sold under its customers' store names ("private label products"), as well as under its own brand, Your Life-Registered Trademark-, one of the nation's leading broadline vitamin brands. The Company estimates that private label vitamin products account for approximately 38% of total vitamin product sales by mass market retailers and account for approximately 59% of Leiner's total net sales.

    In recent years, Leiner has benefited from significant increases in demand for vitamin products. According to industry sources and management estimates, 1995 retail sales of vitamin products in the U.S. mass market channel were $1.9 billion and have grown at a compound annual rate of approximately 11% since 1993. Since 1993, the fastest growing segment of the vitamin products category has been nutritional supplements (including herbal products), sales of which have grown at a compound annual rate of approximately 38% since 1993 to $307.8 million in 1995. According to the Gallup Organization, from 1991 to 1995, the percentage of the U.S. population using vitamin products has grown from 34% to 38%. Management believes that growth in vitamin product sales has been driven by
(i) national media attention regarding scientific research suggesting potential health benefits from regular consumption of vitamin products; (ii) the aging of the U.S population (because a larger portion of older age groups use vitamin products); (iii) the growing practice of self-care and preventive medicine; and
(iv) the favorable effects and opportunities presented by the enactment and implementation of the Dietary Supplement Health and Education Act of 1994, which enhanced the ability of vitamin product manufacturers to communicate the benefits and functions of their products and to introduce new products. See "Business -- Industry Overview."

    By leveraging its strengths and  resources in vitamin product  manufacturing
and   distribution,  Leiner  has  also  become   one  of  the  nation's  largest
manufacturers and marketers of private label non-prescription

("over-the-counter") pharmaceuticals, such as analgesics, cough and cold remedies and digestive aids ("OTC pharmaceuticals"). Leiner markets over 100 OTC pharmaceutical products in approximately 1,600 SKUs. OTC pharmaceutical sales represent approximately 17% of the Company's net sales. The Company's OTC pharmaceuticals are sold as private label products as well as under the Company's Pharmacist Formula-Registered Trademark- brand.

    The Company's net sales have increased from $230.8 million in fiscal 1993 to $338.4 million in fiscal 1996. During the same period, the Company's operating income, excluding certain charges not expected to continue, has increased from $9.7 million in fiscal 1993 to $20.9 million in fiscal 1996. Excluded charges in fiscal 1993 include management fees of $321,000 paid to AEA Investors Inc. ("AEA") that are expected to be discontinued and costs of $3.7 million related to the LHP Acquisition (as hereinafter defined). Excluded charges in fiscal 1996 include management fees of $350,000 paid to AEA and a charge of $4.7 million for impairment of long-lived assets. See "Selected Consolidated Financial Data." While experiencing this growth, the Company has invested approximately $20.2 million in a facilities consolidation, capacity expansion and equipment modernization program with respect to its facilities in the western United States (the "Manufacturing Program"). The Company has also invested $3.7 million in modern equipment for its midwestern U.S. facilities.

MARKET LEADERSHIP
    Leiner is the largest manufacturer and marketer of vitamins to the mass market channel in the United States. This channel accounts for approximately 52% of overall vitamin product sales in the United States, according to industry sources. The leading role Leiner enjoys in the mass market channel allows the Company to realize economies of scale while developing strong relationships with the nation's leading mass market retailers. The Company attributes its leadership in the overall vitamin products business to several competitive advantages:

    PRODUCT QUALITY. Leiner believes its reputation for quality is a critical factor in customer purchase decisions, particularly for private label products, which are marketed under the names of Leiner's mass market retailer customers. The Company believes that in 1991 it became the first major vitamin product supplier to manufacture its vitamin products to meet standards for dissolution and disintegration in substantially the form later adopted by the United States Pharmacopoeial Convention, Inc. (the "USP"). Leiner promotes its innovation in this area under the Proven Release-Registered Trademark- and Release Assured-Registered Trademark- trademarks. In 1994, the Company became the first vitamin product manufacturer to sell vitamin products exhibiting the USP symbol. In 1995, the Company became the first vitamin product manufacturer certified as being in compliance with USP vitamin product manufacturing standards. The Company's facilities were audited by an independent quality assurance laboratory and received the laboratory's highest rating category. See "Business -- Government Regulation."

    PRODUCT INNOVATION. Leiner has consistently introduced product innovations based on scientific research and in response to consumer needs. It was the first major vitamin product supplier to introduce such industry-wide innovations as Proven Release-Registered Trademark- (standards for dissolution and disintegration in substantially the form later adopted by the USP), Daily Paks-Registered Trademark- (pre-sorted, prepackaged vitamin combinations), the Naturalized-Registered Trademark- line (vitamin products free of preservatives and artificial colors and flavors), Family Size packages (larger quantity packages initially developed for warehouse clubs) and Phytograph-TM- herbal testing (a process of testing herbal products to ensure that active constituents contained in the products are in conformity to the natural source). The Company also believes that its reputation for introducing new products only after careful review of their safety, utility and commercial acceptance is a key element of Leiner's strong relationships with mass market retailers and, in turn, enhances Leiner's ability to introduce new products into the channels it serves. Leiner has created a scientific advisory board (the "Scientific Advisory Board") composed of scientific and regulatory authorities on nutrition and related health fields to assist the Company in the evaluation of research and new products. The Company believes that its Scientific Advisory Board is viewed by Leiner's customers as a valuable resource.

    CUSTOMER SERVICE, SALES AND MARKETING SUPPORT. The Company's long-standing customer relationships are built upon its commitment to a high level of customer service and have been recognized by "vendor of the year" awards from several of the nation's leading retailers, including Albertson's, Revco, Rite-Aid, Safeway and Target. The Company believes it has an excellent reputation for customer service, which has been enhanced by consistently shipping complex orders complete and on time and by providing electronic data interchange and vendor managed inventory services to its customers. The Company, through its direct sales force and account marketing managers, also provides retailers with category management services, including integrated schedules of merchandising programs, advertising and promotions, designed to maximize retailers' sales and profits. See "Business -- Customers, Sales and Marketing."

    GRAPHICS AND PACKAGING EXPERTISE. Leiner designs and manages over 6,600 labels for approximately 265 customers. The Company believes that its resources and expertise in label design and management are significant competitive advantages in servicing the complex needs of its private label customers. Leiner's in-house graphics capability enables the Company to deliver quick turnaround times for private label design projects and allows its customers to participate in the development and production of labeling and packaging. Leiner's customers benefit from Leiner's significant investment in computer design equipment, as well as in-house expertise in marketing strategies and regulatory matters applicable to labels and packaging. The Company operates four packaging facilities equipped with 32 packaging lines in order to satisfy the complex demands and rapid response times required by its customers.

    MODERN, EFFICIENT MANUFACTURING. The Company has the largest manufacturing capacity in the vitamin product industry with two tableting facilities operating to USP standards capable of producing over 13 billion tablets per year and four packaging facilities containing 32 packaging lines, of which 25 are modern, high speed lines. In fiscal 1994, Leiner began the Manufacturing Program, a facilities consolidation, capacity expansion and equipment modernization program designed to consolidate its western U.S. facilities into a smaller number of larger, more efficient units, outfitted with modern tableting and packaging equipment. The Manufacturing Program has allowed the Company to increase capacity by adding modern, high speed equipment and to reduce variable manufacturing costs by producing larger batch sizes and conducting longer uninterrupted tableting and packaging runs. Through the consolidation of packaging and distribution facilities, the Manufacturing Program has also allowed the Company to reduce distribution costs in its western facilities. Leiner's investment in the Manufacturing Program totaled approximately $20.2 million. Leiner expects to realize further improvements in efficiency as the elements of the Manufacturing Program are further integrated into the Company's operations. See "Business -- Manufacturing and Distribution."

    COMPLEMENTARY NATURE OF VITAMIN PRODUCT AND OTC PHARMACEUTICAL BUSINESSES. The Company's OTC pharmaceutical products are sold through the same distribution channels and, for most products, manufactured by the same processes as the Company's vitamin products. In addition, vitamin product and OTC pharmaceutical purchase decisions are generally made by the same buyer at the Company's customers. This overlap of channels and processes allows the Company to enhance its strong position with mass market retailers and its manufacturing and distribution expertise by (i) strengthening the relationship between the Company and its customers by allowing the Company to offer "one-stop" vitamin/OTC pharmaceutical shopping, (ii) allowing the Company to allocate its fixed costs across a broader revenue base and (iii) offering a more diversified source of revenue to fund future growth of the Company.

BUSINESS STRATEGY
    The Company's business strategy is to use its competitive advantages to increase its share of the growing overall vitamin product business and to leverage its distribution, marketing and manufacturing strengths in vitamin products to maximize profitability. In order to implement this strategy, the Company intends to:

    DEVELOP AND MARKET NEW PRODUCTS. The Company believes it is a leader in the vitamin product industry in the responsible development of new products. The Company intends to continue to develop new products and programs based on scientific research and consumer needs. During fiscal 1997 the Company plans to introduce a number of new nutritional supplements (including herbal products) as line extensions that build on successful nutritional supplements previously introduced. The Company believes that new nutritional supplement products offer an important avenue of growth because (i) industry sales of nutritional supplements have increased in the mass market channel at a compound annual rate of approximately 38% from 1993 through 1995 and (ii) the Company's share of nutritional supplement sales in the mass market channel is substantially lower than the Company's share for vitamin and mineral sales and thus presents a growth opportunity.

    EXPAND VITAMIN PRODUCT SALES THROUGH NEW CHANNELS. The Company intends to expand vitamin product sales through new channels such as warehouse club stores (a new component of the mass market channel for vitamin products) and military commissaries. In addition to continuing its efforts to increase its sales to warehouse club stores and to the military through the development of specialized sales and marketing programs designed to meet the unique needs of these channels, the Company intends to focus on expanding its international sales (primarily in Asia, South America and Canada) through increased investment of resources in international sales development and by joining with its U.S. mass market customers in their international expansion. To date, Leiner has obtained, or has pending applications to obtain, trademark registrations or authorization for importation and sale of its products in 44 countries outside of the United States. In addition, Leiner has entered into a strategic alliance with Takeda Chemical Industries, Ltd., one of Japan's largest pharmaceutical companies, regarding the introduction, marketing and distribution of Your Life-Registered Trademark-brand vitamin products in Japan.

    EXPAND SALES AND DISTRIBUTION OF BRANDED PRODUCTS. Leiner's Your Life-Registered Trademark- brand is one of the largest broadline brands of vitamin products in the United States and accounted for approximately $66.5 million, or 20%, of the Company's net sales in fiscal 1996. Sales of Your Life-Registered Trademark- brand vitamin products yield higher margins for the Company than sales of comparable private label products. Nearly all of the Company's product innovations (including Proven Release-Registered Trademark-, Daily Paks-Registered Trademark-, Naturalized-Registered Trademark- vitamin products, Family Size packages and Phytograph-TM- herbal testing) are initially introduced under the Your Life-Registered Trademark- label. In 1993, Your Life-Registered Trademark- was appointed the exclusive mass market vitamin licensee of the United States Olympic Committee (through the 1996 Olympic games) and has developed a marketing program based on this appointment. In order to strengthen the Your Life-Registered Trademark- brand and expand the distribution and sales of Your Life-Registered Trademark- vitamin products, Leiner is increasing marketing and advertising expenditures in support of Your Life-Registered Trademark- from approximately $8 million in fiscal 1996 to approximately $10 million in fiscal 1997. An integral part of this expanded marketing program will be a national radio campaign featuring endorsements by well known personalities George Brett and Chuck Yeager.

    SELECTIVE ACQUISITIONS. In addition to internally generated growth, Leiner intends to expand sales and profitability through acquisitions of closely related businesses and product lines. Leiner will focus on acquiring companies that will add new distribution channels or additional brands to complement its existing business. Although the Company is not currently considering any acquisitions, it intends to review acquisitions in the future as opportunities arise.

    INCREASE OPERATING MARGINS. The Company's operating margin, excluding certain charges not expected to continue, has increased from 4.2% in fiscal 1993 to 6.2% in fiscal 1996. Excluded charges in fiscal 1993 include management fees of $321,000 paid to AEA that are expected to be discontinued and costs of $3.7 million related to the LHP Acquisition. Excluded charges in fiscal 1996 include management fees of $350,000 paid to AEA and a charge of $4.7 million for impairment of long-lived assets. In addition to continuing to control operating costs, the Company intends to increase margins by shifting its product mix and further reducing manufacturing costs.

    Leiner intends to shift its product mix to increase the relative share of higher margin products by (i) introducing new products, including herbal products, in the nutritional supplement category, which typically earn higher margins, (ii) developing new channels, such as international sales and warehouse club stores, which sell a greater proportion of higher margin branded products than the mass market generally and (iii) promoting the sales of Your Life-Registered Trademark- branded products through increased marketing support.

    As a result of the Manufacturing Program, Leiner has experienced significant reductions in costs in its new and expanded facilities. The Company believes similar opportunities to realize cost reductions exist with respect to its midwestern U.S. facilities. The Company has decreased its operating expenses (i.e., marketing, selling, distribution, general and administrative expenses) as a percentage of net sales from 20.8% in fiscal 1993 to 18.5% in fiscal 1996, illustrating the continuing focus of Leiner's management on controlling operating costs. Although the Company expects operating expenses as a percentage of net sales to increase slightly in fiscal 1997 due to the Company's decision to increase marketing support of the Your Life-Registered Trademark- brand, management intends to continue its focus on controlling costs.

    Before making an investment in the Common Stock, prospective purchasers should carefully consider certain matters set forth under "Risk Factors."

                                  THE OFFERING

Common Stock offered........................  5,000,000 shares

Common Stock to be outstanding after the
  Offering..................................  shares (1)

Use of proceeds.............................  To (i) repay certain outstanding  indebtedness
                                              of   LHP  and  (ii)   redeem  the  outstanding
                                              preferred stock of  the Company.  See "Use  of
                                              Proceeds."

Proposed NYSE symbol........................  LNR

- -------------------
(1) Does not include shares of Common Stock issuable upon the exercise of outstanding management stock options having a weighted average exercise price of $ per share and does not include certain other options issued in connection with the XCEL Acquisition (as hereinafter defined). As of the
    date of this  Prospectus,       shares  are issuable  pursuant to  currently
    exercisable management stock options and no options issued in connection with the XCEL Acquisition are exercisable. See "Management" and Notes 9 and 15 to the Company's Consolidated Financial Statements contained elsewhere in this Prospectus.

                       SUMMARY ACTUAL AND PRO FORMA DATA

    On May 4, 1992, the Company, through a wholly owned subsidiary, acquired P. Leiner Nutritional Products Corp. (the "Predecessor Company"), then a publicly traded Delaware corporation (the "LHP Acquisition"). P. Leiner Nutritional Products Corp. subsequently changed its name to Leiner Health Products Inc. On May 22, 1992, the Company, through LHP, acquired XCEL Laboratories, Inc. ("XCEL"), an OTC pharmaceutical manufacturer (the "XCEL Acquisition"). Prior to the LHP Acquisition, the Company did not have any significant assets or liabilities and did not engage in any activities other than those incident to the formation of the Company and the LHP and XCEL Acquisitions. See "The Company
- -- History." The following table presents summary actual and combined financial data derived from the historical consolidated financial statements of the Company for the periods subsequent to April 1992 and the Predecessor Company for the periods prior to May 1992. The combined statement of operations data for the year ended March 31, 1993 was derived from the audited historical consolidated statement of operations of the Company for the eleven months ended March 31, 1993 together with the audited historical consolidated statement of operations of the Predecessor Company for the month ended April 30, 1992. The LHP and XCEL Acquisitions were accounted for under the purchase method of accounting and new
bases  of  accounting  were  established  at  the  time  of  each   acquisition.
Accordingly, the results of operations for the Predecessor Company are not comparable to the results of operations for the Company.

    The following table also presents summary pro forma statement of operations data and summary pro forma balance sheet data. The summary pro forma statement of operations data for the year ended March 31, 1996 gives effect to (i) the Recapitalization, the issuance of shares of Common Stock offered hereby at an assumed offering price of $15.00 per share and application of the estimated net proceeds of $68.3 million as provided under "Use of Proceeds" as if such transactions occurred at the beginning of the year, (ii) the elimination of the long-lived asset impairment charge related to goodwill that arose as part of the XCEL Acquisition, (iii) the elimination of certain management fees that are expected to be discontinued and (iv) the elimination of actual interest incurred in respect of indebtedness under the Credit Agreement (as hereinafter defined) and the vendor revolving loan agreement. The summary as adjusted balance sheet data for March 31, 1996 gives effect to the Recapitalization, the issuance of the shares of Common Stock offered hereby at an assumed offering price of $15.00 per share and application of the estimated net proceeds as provided under "Use of Proceeds" as if such transactions occurred on March 31, 1996. The pro forma financial information does not necessarily reflect the results of operations or the financial position of the Company that would have actually resulted had the events referred to above or in the notes to the pro forma financial information been consummated as of the date and for the period indicated and is not intended to project the Company's financial position or results of operations for any future period. The consolidated financial statements of the Company and notes thereto are hereinafter referred to as the "Consolidated Financial Statements." See "Capitalization," "Pro Forma Financial Information" and the Consolidated Financial Statements contained elsewhere in this Prospectus.

                                                      PREDECESSOR
                                                        COMPANY      COMBINED (1)               COMPANY
                                                    ---------------  -------------  -------------------------------
                                                                         YEAR ENDED MARCH 31,
                                                    ---------------------------------------------------------------
                                                         1992            1993         1994       1995       1996
                                                    ---------------  -------------  ---------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.........................................     $ 140,063       $ 230,847    $ 303,629  $ 314,730  $ 338,417
Cost of sales.....................................        94,183         171,691      226,045    236,613    253,272
                                                    ---------------  -------------  ---------  ---------  ---------
Gross profit......................................        45,880          59,156       77,584     78,117     85,145
Marketing, selling and distribution expenses......        26,081          33,306       43,056     42,400     44,228
General and administrative expenses...............        10,328          14,693       16,476     17,302     18,344
Charge for long-lived asset impairment (2)........        --              --           --         --          4,730
Amortization of goodwill..........................           323           1,419        1,551      1,586      1,585
Other charges (3).................................           958           3,981        2,367      1,044        482
                                                    ---------------  -------------  ---------  ---------  ---------
Operating income..................................         8,190           5,757       14,134     15,785     15,776
Interest expense, net.............................           915           5,791        6,974      9,010      9,924
                                                    ---------------  -------------  ---------  ---------  ---------
Income (loss) before income taxes.................         7,275             (34)       7,160      6,775      5,852
Provision for income taxes........................         3,521             999        3,631      3,333      4,686
                                                    ---------------  -------------  ---------  ---------  ---------
Net income (loss).................................     $   3,754       $  (1,033)   $   3,529  $   3,442  $   1,166
                                                    ---------------  -------------  ---------  ---------  ---------
                                                    ---------------  -------------  ---------  ---------  ---------
PRO FORMA STATEMENT OF OPERATIONS DATA (4):
Net sales.........................................                                                        $ 338,417
Operating income..................................                                                           20,856
Net income........................................                                                            8,867
Net income per share (5)..........................
Weighted average number of shares outstanding
 (5)..............................................

                                                                                                MARCH 31, 1996
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................................................................  $  72,253   $  76,654
Goodwill, net.............................................................................     52,386      52,386
Total assets..............................................................................    251,314     254,584
Long-term debt............................................................................    102,151      51,077
Redeemable preferred stock................................................................     11,875      --
Total common shareholders' equity.........................................................     60,922     128,272

- ------------------------
(1) The combined statement of operations data for the year ended March 31, 1993 represents the results of the Predecessor Company for the month ended April 30, 1992 together with the results of the Company for the eleven months ended March 31, 1993.

(2) During fiscal 1996, the Company decided to significantly reduce the size of its liquid OTC pharmaceuticals manufacturing business. Accordingly, the Company determined that certain long-lived assets with a carrying amount of $8,256,000 were impaired and wrote them down by $4,730,000 to their estimated fair values. See Note 3 to the Consolidated Financial Statements contained elsewhere in this Prospectus.

(3) Other charges for the year ended March 31, 1992 consist of certain acquisition related costs, including fees and expenses paid to financial advisors, legal advisors and others related to the LHP Acquisition. Other charges for each of the years ended March 31, 1993 through March 31, 1996 include management fees paid to AEA during the respective periods that are expected to be discontinued. Other charges also include costs related to the LHP Acquisition and compensation expense arising from the sale of shares of Common Stock to management in connection with the LHP Acquisition in the year ended March 31, 1993, the write-off of deferred charges associated with the refinancing of the Company's revolving credit facility in the year ended March 31, 1994 and expenses incurred in connection with the proposed public offering in the year ended March 31, 1995. Other charges in the years ended March 31, 1994 through March 31, 1996 include compensation expense arising from the granting of stock options. See Notes 6, 9 and 11 to the Consolidated Financial Statements contained elsewhere in this Prospectus.

(4) Does not include the charge of $1.5 million expected to be incurred in connection with the termination of the management agreement with AEA. Such amount is anticipated to be paid in fiscal 1997.

(5) Pro forma net income per share is computed using the weighted average number of common shares and common share equivalents outstanding during fiscal 1996. Common share equivalents result from outstanding options to purchase common stock. Pursuant to the requirements of the Securities and Exchange Commission, common shares issued by the Company during the twelve months immediately preceding the initial public offering, plus the number of shares issuable upon exercise of stock options granted during this period, have been included in the calculation of the shares used in computing net income per share as if they were outstanding for all periods presented (using the treasury stock method and the estimated public offering price in calculating equivalent shares). Pro forma net income per share also gives effect to the Recapitalization (as hereinafter defined) and the issuance of 5,000,000 shares of Common Stock offered hereby as if such transactions had occurred at the beginning of fiscal 1996.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

EFFECT OF RESEARCH AND PUBLICITY ON VITAMIN PRODUCT BUSINESS

    The Company believes the growth experienced in the last several years by the vitamin product business is based largely on national media attention regarding recent scientific research suggesting potential health benefits from regular consumption of certain vitamin products. Various studies published since 1992 by researchers at major universities have suggested an association between regular consumption of vitamin products such as E, C and beta carotene (collectively, "antioxidants") and a reduced risk of certain diseases. In addition, certain other studies have reported that consumption of folic acid (a B vitamin) can aid prevention of heart disease and neural tube birth defects. Such research has been described in major medical journals, magazines, newspapers and television programs. However, certain recent studies relating to certain antioxidants have produced results contrary to the favorable indications of other prior and subsequent studies. The scientific research to date is not conclusive, and there can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings. In the event of future unfavorable scientific results or media attention, the sales of vitamin products could be adversely affected.

POTENTIAL FOR INCREASED GOVERNMENT REGULATION

    The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration (the "FDA"), the United States Federal Trade Commission (the "FTC") and the United States Consumer Product Safety Commission (the "CPSC"). The Company's activities are also regulated by various agencies of the states, localities and countries in which the Company's products are sold. In addition, the Company manufactures and markets certain of its products in compliance with the guidelines promulgated by voluntary standard organizations, such as the United States Pharmacopoeial Convention, Inc. ("USP").

    The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted on October 25, 1994. DSHEA amends the Federal Food, Drug, and Cosmetic Act to (i) define dietary supplements, (ii) improve the process for introducing new dietary ingredients, (iii) permit "structure/function" claims for all vitamin products, including herbal products and other nutritional supplements, and (iv) permit the use of published literature in the sale of vitamin products. The FDA has proposed, but not yet promulgated, regulations to implement the labeling requirements of DSHEA. Since its adoption, certain aspects of DSHEA have been subject to criticism as a result of the increased distribution of certain products which have been linked to harmful effects, including death. A possible effect of such criticism may be that regulations, when promulgated by the FDA, may significantly limit certain beneficial provisions of DSHEA. The Company cannot determine what effect regulations promulgated to implement DSHEA will have on its business in the future. Such regulations are likely, among other things, to require expanded or different labeling and could require expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims or safety. The Company believes that it is in material compliance with all applicable laws.

    In addition, the Company cannot predict whether new legislation or regulation governing the Company's activities will be enacted by legislative bodies or promulgated by agencies regulating the Company's activities, or what the effect of any such legislation or regulation on the Company's business would be. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not adversely affect the Company's results of operations or business. See "Business -- Government Regulation."

RELIANCE ON CERTAIN CUSTOMERS AND CERTAIN PRODUCTS

    The Company has approximately 265 active customers. Sales to the Company's largest customer accounted for approximately 21% of the Company's net sales for fiscal 1996. The Company's second largest customer accounted for 13% of the Company's net sales for fiscal 1996. Each of the Company's other major customers accounted for less than 10% of the Company's net sales for fiscal 1996. The Company's top ten customers in the aggregate accounted for approximately 67% of the Company's net sales for fiscal 1996. Sales of vitamins C and E, in the aggregate, accounted for approximately 33% of the Company's net sales in fiscal 1996. If several of the Company's major customers substantially reduced their volume of purchases from the Company, or if sales of vitamin C or E were substantially reduced, the Company's results of operations could be materially adversely affected.

REALIZATION OF BENEFITS AND IMPROVED OPERATING MARGINS FROM MANUFACTURING
PROGRAM

    Beginning in fiscal 1994, the Company implemented a major facilities consolidation, capacity expansion and equipment modernization program with respect to its western U.S. facilities, whereby the Company consolidated its western facilities into a smaller number of larger units with modern equipment and expanded capacity for the purpose of realizing certain cost savings and manufacturing efficiencies. Through fiscal 1996, the Company has invested approximately $20.2 million in the Manufacturing Program and $3.7 million in modern equipment for its midwestern U.S. facilities. The Company believes further cost reduction opportunities exist with respect to its midwestern facilities and plans to invest up to an additional $10 million in low cost manufacturing equipment and distribution enhancements with respect to these facilities. While the Company believes that the Manufacturing Program will reduce the Company's manufacturing and distribution costs, there can be no assurance that the expected cost reductions will be realized or that the Manufacturing Program will result in improved profit margins. A significant, unexpected disruption during the expansion of the Company's Manufacturing Program to the Company's midwestern facilities could have a material adverse effect on the Company's results of operations.

POTENTIAL FOR INCREASED COMPETITION

    The market for the Company's products is highly competitive. The Company competes with other vitamin product and OTC pharmaceutical manufacturers. Among other factors, competition among these manufacturers is based upon price. If one or more manufacturers significantly reduce their prices in an effort to gain market share, the Company's results of operations or market position could be adversely affected. Certain of the Company's competitors, particularly manufacturers of nationally advertised brand name products, are larger and have resources substantially greater than those of the Company. In the future, one or more of these companies could seek to compete more directly with the Company by manufacturing private label products or by significantly lowering the prices of their national brand products.

    The Company sells substantially all of its vitamin products to mass market retailers. Although the Company does not currently participate in other channels such as health food stores, direct mail and direct sales, the Company's products may face competition from such alternative channels as more customers utilize these channels of distribution to obtain vitamin products. See "Business -- Competition."

RELIANCE ON CERTAIN SUPPLIERS; AVAILABILITY AND COST OF PURCHASED MATERIALS

    The Company purchases from third party suppliers certain important ingredients and products that the Company cannot manufacture. Although the Company currently has supply arrangements with several suppliers of these ingredients and products, an unexpected interruption of supply could cause the Company's results of operations to be adversely affected. Two suppliers provided approximately 15% and 12%, respectively, of the Company's materials purchased during fiscal 1996; however, the Company's purchased materials are generally available from numerous sources. No other single supplier accounts for more than 10% of the Company's material purchases.

    The Company has not always in the past been, and may not in the future always be, able to raise prices quickly enough to offset the effects of increased purchased material costs.

POSSIBILITY OF TRADE DRESS CLAIMS

    The Company designs the packaging of certain of its branded products and its customers' private label products to communicate to consumers which national brand product is comparable to the product manufactured by the Company. Although the Company designs its packaging to avoid infringing upon any proprietary rights of national brand marketers and is not the subject of any legal actions regarding infringement, there can be no assurance that the Company will not be subject to such legal actions in the future.

LEVERAGE AND RESTRICTIONS ON DIVIDENDS

    The Company incurred substantial indebtedness in connection with the acquisitions of LHP and XCEL and will remain leveraged after the Offering. After giving effect to the application of the net proceeds of the Offering as discussed in "Use of Proceeds," the Company would have had outstanding, at March 31, 1996, no indebtedness under LHP's bank revolving credit agreement (the "Credit Agreement"), which expires on June 30, 1998, $45.0 million of indebtedness under a note agreement (the "Senior Note Agreement") with respect to LHP's senior notes (the "Senior Notes") maturing on April 30, 2002 and an aggregate of approximately $8.1 million of additional indebtedness. LHP is required to make principal payments on the Senior Notes of $11.3 million on each of April 30, 1999, 2000, 2001 and 2002. The Company would have had, at March 31, 1996, on a pro forma basis after giving effect to the Offering and the application of the net proceeds thereof, a consolidated ratio of debt to total capital of 0.41 to 1 and borrowing availability under the Credit Agreement of $55.0 million. The Credit Agreement and the Senior Notes are guaranteed (the "Guarantee") by PLI Holdings Inc., the Company's sole subsidiary (itself a holding company) ("Holdings"), and are secured by a pledge of LHP's capital stock. The Credit Agreement and the Senior Note Agreement contain restrictive financial and operating covenants and prohibitions. LHP's leverage and the restrictions under the Credit Agreement and the Senior Note Agreement require a substantial portion of LHP's cash flow to be dedicated to service its indebtedness, may impair LHP's ability to finance its future operations and capital needs and may limit the Company's flexibility in responding to changing business and economic conditions and to business opportunities.

    The Company is a holding company with no operations or assets other than the stock of LHP, which the Company holds indirectly through Holdings. As a result, the Company's ability to pay dividends on its Common Stock will be dependent upon the ability of LHP and Holdings to pay cash dividends or make other distributions. The Credit Agreement, the Senior Note Agreement and the Guarantee contain provisions that currently prohibit LHP and Holdings from declaring and paying cash dividends and other distributions to holders of Common Stock. The Company does not intend to pay dividends in the foreseeable future. See "Use of Proceeds," "Dividend Policy," "Capitalization" and "Description of Certain Indebtedness."

FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, among other things, the Company's growth strategies and the integration of elements of the Manufacturing Program into the Company's existing operations. These statements are based on the Company's expectations and are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under this "Risk Factors" section and elsewhere in this Prospectus.

LITIGATION INVOLVING PRODUCTS CONTAINING L-TRYPTOPHAN

    Like many manufacturers, distributors, suppliers, importers and retailers of L-Tryptophan or products containing L-Tryptophan, the Company has been named as a defendant in lawsuits brought in federal or state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing L-Tryptophan. As of May 13, 1996, the Company and/or certain of its customers had been named in approximately 650 such lawsuits, of which approximately 640 have been settled. As a result of a defense and indemnification agreement with one of its suppliers, to date the Company has not been required to make any payments toward the cost of defense or settlement of any of these lawsuits. While management of the Company, after consultation with counsel, does not expect that the Company will be required to make any material payments in connection with the resolution of any remaining cases by virtue of the defense and indemnification agreement, there can be no assurance that the Company will not be required to make such a payment or that more cases will not be brought against the Company in the future. See "Business -- Legal Proceedings and Product Liability."

SHARES ELIGIBLE FOR FUTURE SALE

    After the Offering, it is expected that a public market will exist for the Common Stock, thus providing liquidity for the holdings of existing stockholders. Substantially all of the shares of Common Stock held by existing stockholders will be eligible for sale pursuant to Rule 144 after the Offering. Certain existing stockholders have registration rights with respect to these shares of Common Stock. The exercise by certain existing stockholders of their registration rights or the sales of substantial amounts of Common Stock in the public market after the Offering pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. The Company and each of its stockholders, however, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the representatives of the Underwriters, subject to certain exceptions. See "Principal Stockholders" and "Shares Eligible for Future Sale."

DILUTION OF PURCHASERS OF SHARES

    Persons  purchasing  shares  of  Common  Stock  will  incur  immediate   and
substantial dilution in net tangible book value per share. See "Dilution."

ABSENCE OF PRIOR PUBLIC MARKET

    Prior to the Offering, there has been no public market for the Common Stock. Although the Company intends to apply for listing of the Common Stock on the New York Stock Exchange (the "NYSE"), there can be no assurance that an active trading market in the Common Stock will develop. The initial public offering price per share will be determined by negotiation between the Company and the Underwriters and may not be indicative of the market price for the Common Stock following the Offering. See "Underwriting."

RESTRICTIONS ON CHANGE OF CONTROL

    A change of control of the Company will result in a default under the Credit Agreement and obligate the Company to redeem the Senior Notes (with accrued interest and a premium) of any holder of Senior Notes that does not consent to the change of control. Under the Credit Agreement and the Senior Note Agreement, a change of control is defined to mean, among other things, any event in which
(1) any entity or group of related entities, other than AEA, its current or future employees, shareholders, directors and officers (collectively, the "AEA Persons") (i) gains, or enters into any agreement with the Company or any of its direct or indirect shareholders pursuant to which such entity or group of related entities will gain, beneficial ownership of 30% or more of the outstanding voting stock of the Company after an initial public offering of the common stock of the Company as a result of which the AEA Persons beneficially own less than a majority in interest of the outstanding voting stock of the Company; or (ii) constitutes a majority of the board of directors of the Company at a time when the AEA Persons beneficially own less than a majority in interest of the outstanding voting stock of either the Company or (2) an entity, other than an entity controlled by the AEA Persons, acquires or enters into any agreement to acquire all or substantially all of the assets of Leiner Health Products Group Inc., Holdings or LHP. The Offering will not result in a change of control under either the Credit Agreement or the Senior Note Agreement. See "Description of Certain Indebtedness."

    The Company's bylaws contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, proxy contest or otherwise. These provisions include advance notice procedures for stockholders to nominate candidates for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings. In addition, the Company is subject to section 203 of the Delaware General Corporation Law (the "DGCL"), which limits transactions between a publicly held company and "interested stockholders" (generally those stockholders who, together with their affiliates and associates, own 15% or more of the Company's outstanding capital stock). This provision of the DGCL also may have the effect of deterring certain potential acquisitions of the Company. See "Description of Capital Stock."

    A change of control of the Company will accelerate the vesting of options of the Company issued to management.

RELIANCE ON KEY MANAGEMENT

    The operation of the Company requires managerial and operational expertise. The Company does not have employment contracts with any of its executive officers. If, for any reason, key personnel do not continue to be active in the Company's management, operations could be adversely affected. After the Offering, the Company's executive officers will own, as a group, at least shares  of  Common Stock  of the  Company and  have options  to purchase
approximately         additional shares of Common Stock, representing on a fully
diluted basis  a            %  aggregate  ownership interest  in  the  Company's
shareholders' equity.

                                  THE COMPANY

GENERAL

    Leiner is the nation's largest manufacturer and marketer of vitamin products. Leiner markets over 320 vitamin products in more than 4,600 SKUs. The Company estimates that it has a 50% share of private label sales (three times as large as its largest competitor) and a 20% share of overall vitamin product sales through mass market retailers in the United States. Vitamin product sales represent approximately 79% of the Company's net sales.

    The Company's vitamin products are sold in all 50 states through more than 50,000 retail outlets. The Company's vitamin product customers are primarily mass market retailers and include the country's 20 largest drug store chains (including Walgreen, American Stores, Eckerd, CVS, Rite-Aid and Revco), 18 of the 20 largest supermarket chains (including Safeway, Winn-Dixie, Albertson's, A&P and Lucky Stores), the 10 largest mass merchandising chains (including Wal-Mart, Target, Kmart and Venture) and the two largest warehouse club chains (Sam's and PriceCostco) (such retailer categories are referred to herein, collectively, as "mass market"). The Company's vitamin products are sold as private label products, as well as under its own brand, Your
Life-Registered Trademark-, one of the nation's leading broadline vitamin brands. The Company estimates that private label vitamin products account for approximately 38% of total vitamin product sales by mass market retailers and account for approximately 59% of Leiner's total net sales.

    By leveraging its strengths and resources in vitamin product manufacturing and distribution, Leiner has also become one of the nation's largest manufacturers and marketers of private label OTC pharmaceuticals, such as analgesics, cough and cold remedies and digestive aids. Leiner markets over 100 OTC pharmaceutical products in approximately 1,600 SKUs. OTC pharmaceutical sales represent approximately 17% of the Company's net sales. The Company's OTC pharmaceuticals are sold as private label products as well as under the Company's Pharmacist Formula-Registered Trademark- brand.

HISTORY

    The Company is the ultimate successor to the vitamin division of P. Leiner & Sons America, which division was founded in 1973. In 1979, the vitamin division was purchased by management and Booker plc ("Booker").

    The Company was incorporated under the laws of the State of Delaware in 1987 by AEA. In October 1991, Booker, the majority shareholder of the Predecessor Company, resolved to sell its holdings in the Predecessor Company (then a
publicly  traded  company).  Shortly   thereafter,  the  Company,  viewing   the
Predecessor Company as an attractive investment opportunity, entered into a merger agreement to acquire the Predecessor Company. On May 4, 1992, the Company acquired the Predecessor Company. The Predecessor Company subsequently changed its name to Leiner Health Products Inc.

    The LHP Acquisition was arranged by AEA, working together with senior management of the Company. The total purchase price for the LHP Acquisition was approximately $90.9 million and was funded by the issuance of common stock for $42.7 million, the issuance of the Senior Notes for $45.0 million, $0.5 million drawn under a revolving bank credit facility and $2.7 million of assumed debt. As a result of the LHP Acquisition, the long-term debt supported by the operations of the Predecessor Company increased from approximately $14 million to $45 million, resulting in a significantly increased cost of debt service.

    Prior to the LHP Acquisition, the Company did not have any significant assets or liabilities and did not engage in any activities other than those incident to the formation of the Company, the LHP Acquisition and the XCEL Acquisition described below. The Company is a holding company with no operations or assets other than the stock of LHP. The Company holds its LHP stock through the Company's sole direct subsidiary, Holdings, itself a holding company. See "Certain Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions" and "Description of Certain Indebtedness."

    On May 22, 1992, the Company, through LHP, acquired privately held XCEL, a major private label OTC pharmaceutical manufacturer, for a total purchase price of approximately $24.7 million (including debt incurred and assumed), plus contingent earn-out payments that are available only through fiscal 1997 and that the Company does not expect will be payable (the "XCEL Acquisition"). The contingent earn-out payments (and only such payments) may be used to exercise certain options to purchase common stock of the Company, which options were granted in connection with the XCEL Acquisition (the "XCEL Earn-Out Options"). See Note 9 to the Consolidated Financial Statements contained elsewhere in this Prospectus.

    Substantially all of the outstanding capital stock of the Company is owned by AEA, its current and former management and its shareholder-investors (collectively, the "AEA Participants") and management of the Company (the "Management Investors"). After the Offering, the AEA Participants and the Management Investors will own approximately % and %, respectively, of the shares of Common Stock, taking into account outstanding management stock options ( % and %, respectively, if the Underwriters' over-allotment option is exercised in full). The Offering does not include the sale of any shares of Common Stock by existing shareholders of the Company.

    On May 4, 1994, the Company's name was changed from PLI Investors Inc. to Leiner Health Products Group Inc. The principal executive offices of the Company are located at 901 East 233rd Street, Carson, California 90745-6204, and the telephone number is (310) 835-8400.

RECAPITALIZATION

    In connection with and subject to completion of the Offering, the Company will effect a common stock conversion and a common stock split (collectively, the "Recapitalization"). Prior to the Recapitalization, the Company had three classes of common stock outstanding. Immediately prior to the closing of the Offering, all outstanding shares of such common stock will be converted to a single class of common stock on a one-for-one basis, and the outstanding shares
of common stock will be adjusted for a     -for-1 stock split, resulting in
shares of Common Stock outstanding immediately prior to the Offering. The Company will apply a portion of the net proceeds of the Offering to repay certain indebtedness and to redeem all of its Redeemable Preferred Stock. See "Use of Proceeds."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the Offering are estimated to be approximately $68.3 million (approximately $78.7 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

    The Company intends to use the net proceeds it receives from the Offering as follows: (i) to repay approximately $51.6 million of outstanding indebtedness of the Company, including under (a) the Credit Agreement (approximately $43.3 million, including accrued interest) and (b) the vendor revolving loan agreement (approximately $8.3 million, including accrued interest), (ii) to redeem all of the outstanding shares of the Company's 13% payment in kind, exchangeable redeemable series A preferred stock (the "Redeemable Preferred Stock"), which are owned by AEA for an aggregate amount of approximately $11.9 million (including accrued dividends) and (iii) to pay to AEA a $1.5 million fee in connection with the termination of its management agreement with the Company. See "Description of Certain Indebtedness" and "Certain Transactions." The balance of approximately $3.3 million will be used for general corporate purposes. Following the repayment of indebtedness under the Credit Agreement, $55 million will be available for reborrowing for general corporate purposes, including among other things, continued investment in low cost manufacturing equipment and distribution enhancements.

    On March 31, 1996, $42.8 million was outstanding under the Credit Agreement and the weighted average interest rate on the borrowings under the Credit Agreement was 8.2%. The Credit Agreement matures on June 30, 1998. On March 31, 1996, $8.3 million was outstanding under the vendor revolving loan agreement and the interest rate on the borrowings under the agreement was 5.5%. The vendor revolving loan agreement matures on May 31, 1997. The Redeemable Preferred Stock pays cumulative dividends at a rate of 13% per annum.

                                DIVIDEND POLICY

    Since the LHP Acquisition, the Company has not declared or paid dividends on its common stock. The Company does not anticipate paying dividends in the foreseeable future. As a holding company, the ability of the Company to pay dividends will depend on the receipt of dividends or other payments from the Company's subsidiaries. The Credit Agreement, the Senior Note Agreement and related guarantees currently prohibit LHP and Holdings from declaring and paying cash dividends and other distributions to holders of Common Stock. See "Description of Certain Indebtedness." Any determinations to pay cash dividends in the future will be dependent upon the Company's results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant at that time by the Company's board of directors.

                                    DILUTION

    At March 31, 1996, the net tangible book value of the Company (total assets less intangible assets, total liabilities and outstanding preferred stock) was $8.5 million or $ per share of Common Stock, determined by dividing the net tangible book value of the Company by the number of shares of Common Stock outstanding at March 31, 1996.

    After giving effect, at March 31, 1996, to the sale by the Company of the shares of Common Stock in the Offering at an assumed initial public offering price of $15.00 per share and the use of the net proceeds thereof as described in "Use of Proceeds", but without adjustment for any other change subsequent to such date, the pro forma net tangible book value of the Company would have been approximately $75.9 million, or $ per share of Common Stock. This represents an immediate increase in net tangible book value of $ per share of Common Stock to existing common stockholders and an immediate dilution of $ per share of Common Stock to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share................             $   15.00
Net tangible book value per share at March 31, 1996............
Increase in net tangible book value per share attributable to the Offering..................................................
Pro forma net tangible book value per share after the
 Offering......................................................
Dilution per share to new investors in the Offering............

    The following table sets forth, on a pro forma basis as of March 31, 1996, after giving effect to the Recapitalization, the total consideration paid to the Company by the existing stockholders, the total consideration paid by the new investors purchasing Common Stock in the Offering and the average price per share paid by the existing stockholders and by the new investors purchasing Common Stock in the Offering (based on an assumed initial public offering price of $15.00 per share).

                                                    NUMBER OF SHARES         AMOUNT OF TOTAL
                                                       PURCHASED              CONSIDERATION         AVERAGE
                                                 ----------------------  -----------------------     PRICE
                                                  NUMBER      PERCENT      AMOUNT      PERCENT     PER SHARE
                                                 ---------  -----------  ----------  -----------  -----------
                                                   (IN THOUSANDS, EXCEPT FOR PERCENTAGE AND PER SHARE DATA)
Existing stockholders..........................                      %   $   52,733       41.3%    $
New investors in the Offering..................      5,000                   75,000       58.7         15.00
                                                 ---------      -----    ----------      -----    -----------
    Total......................................                 100.0%   $  127,733      100.0%    $
                                                 ---------      -----    ----------      -----    -----------
                                                 ---------      -----    ----------      -----    -----------

    The  foregoing  tables  assume no  exercise  of any  outstanding  options to purchase Common Stock. At March 31, 1996, there were outstanding management options to purchase shares of Common Stock at a weighted average exercise price of $ per share. See "Management -- Stock Option Plan" and "Certain Transactions." In addition, the table assumes no exercise of the XCEL Earn-Out Options, which are not currently exercisable. See "The Company -- History."

                                 CAPITALIZATION

    The following table sets forth the actual consolidated capitalization of the Company at March 31, 1996 and the as adjusted consolidated capitalization of the Company at March 31, 1996, both of which are adjusted to give effect to the Recapitalization. In addition, as adjusted amounts are adjusted to reflect (i) the sale of 5,000,000 shares of Common Stock pursuant to the Offering and (ii) the application of the estimated net proceeds of the Offering as described in "Use of Proceeds." The information presented below should be read in conjunction with the Consolidated Financial Statements and the related notes thereto contained elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                               MARCH 31, 1996
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                           (DOLLARS IN THOUSANDS,
                                                                                           EXCEPT PAR VALUE DATA)
Current portion of long-term debt........................................................  $    2,023   $   2,023
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term debt, excluding current portion:
  Credit Agreement (1)...................................................................  $   42,803   $  --
  Senior Note Agreement..................................................................      45,000      45,000
  Other..................................................................................      14,348       6,077
                                                                                           ----------  -----------
    Total long-term debt, excluding current portion......................................     102,151      51,077
Redeemable preferred stock:
  Authorized shares -- 30,000 actual, none as adjusted
  Issued and outstanding shares -- 12,728 actual, none as adjusted (2)...................      11,875      --
Shareholders' equity:
  Preferred stock, $.01 par value:
    Authorized shares -- none actual,     as adjusted
    Issued and outstanding shares -- none actual, none as adjusted.......................      --          --
  Common stock, $.01 par value:
    Authorized shares --     actual,     as adjusted
    Issued and outstanding shares --     actual,     as adjusted (3).....................           7
  Capital in excess of par value.........................................................      54,347
  Retained earnings......................................................................       6,568       6,568
                                                                                           ----------  -----------
    Total shareholders' equity...........................................................      60,922     128,272
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  174,948   $ 179,349
                                                                                           ----------  -----------
                                                                                           ----------  -----------

- -------------------
(1) As of March 31, 1996, actual and as adjusted amounts available to the Company pursuant to the terms of the Credit Agreement were approximately $12.2 million and $55.0 million, respectively.

(2) The Redeemable Preferred Stock accumulates dividends at the rate of 13% per annum and is redeemable at $900 per share.

(3) Does not include shares of Common Stock issuable upon the exercise of outstanding management stock options having a weighted average exercise price of $ per share and does not include certain other options issued in connection with the XCEL Acquisition. As of the date of this Prospectus, shares are issuable pursuant to currently exercisable management stock options and no options issued in connection with the acquisition of XCEL are exercisable. See "Management" and Note 9 to the Company's Consolidated Financial Statements contained elsewhere in this Prospectus.

                        PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma condensed financial information was derived from the historical financial data of the Company contained elsewhere in this Prospectus. The pro forma statement of operations for the year ended March 31, 1996 gives effect to (i) the Recapitalization, the issuance of the shares of Common Stock offered hereby at an assumed offering price of $15.00 per share and the application of the estimated net proceeds as provided under "Use of Proceeds" as if such transactions occurred at the beginning of the year, (ii) the elimination of the long-lived asset impairment charge related to goodwill that arose as part of the XCEL Acquisition, (iii) the elimination of certain management fees that are expected to be discontinued and (iv) the elimination of actual interest incurred in respect of indebtedness under the Credit Agreement and the vendor revolving loan agreement. The pro forma condensed balance sheet at March 31, 1996 gives effect to the Recapitalization, the issuance of the shares of Common Stock offered hereby and the application of the estimated net proceeds as provided under "Use of Proceeds," as if the Offering occurred on March 31, 1996.

    The pro forma financial information does not necessarily reflect the results of operations or the financial position of the Company which would have actually resulted had the events referred to above or in the notes to the pro forma financial information been consummated as of the date and for the period indicated and is not intended to project the Company's financial position or results of operations for any future period. The pro forma financial information should be read in conjunction with the notes thereto and the Consolidated Financial Statements contained elsewhere in this Prospectus.

                       PRO FORMA STATEMENT OF OPERATIONS

                                                                                 YEAR ENDED MARCH 31, 1996
                                                                          ----------------------------------------
                                                                            ACTUAL     ADJUSTMENTS   PRO FORMA(5)
                                                                          ----------  -------------  -------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............................................................  $  338,417                  $   338,417
Cost of sales...........................................................     253,272                      253,272
                                                                          ----------                 -------------
Gross profit............................................................      85,145                       85,145
Marketing, selling and distribution expenses............................      44,228                       44,228
General and administrative expenses.....................................      18,344                       18,344
Charge for long-lived asset impairment..................................       4,730  $   (4,730)(1)      --
Amortization of goodwill................................................       1,585                        1,585
Other charges...........................................................         482        (350)(1)          132
                                                                          ----------                 -------------
Operating income........................................................      15,776                       20,856
Interest expense, net...................................................       9,924      (4,601)(2)        5,323
                                                                          ----------                 -------------
Income before income taxes..............................................       5,852                       15,533
Provision for income taxes..............................................       4,686       1,980(3)         6,666
                                                                          ----------  -------------  -------------
Net income..............................................................  $    1,166  $    7,701      $     8,867
                                                                          ----------  -------------  -------------
                                                                          ----------  -------------  -------------
Net income per share (4)................................................
Weighted average number of shares outstanding (4).......................

- -------------------
(1) To eliminate (i) the long-lived asset impairment charge related to goodwill that arose as part of the XCEL Acquisition and (ii) management fees paid to AEA that are expected to be discontinued.

(2) To eliminate actual interest expense incurred in respect of indebtedness under the Credit Agreement and the vendor revolving loan agreement to be repaid using a portion of the net proceeds of the Offering as provided in "Use of Proceeds."

(3) To record the income tax effect, at a combined federal and state tax rate of 40%, of the pro forma adjustments, except for the long-lived asset impairment charge, which is not deductible for income tax purposes.

(4) Pro forma net income per share is computed, after giving effect to the Recapitalization, using the weighted average number of common shares and common share equivalents outstanding during fiscal 1996. Common share equivalents result from outstanding options to purchase common stock. Pursuant to the requirements of the Securities and Exchange Commission, common shares issued by the Company during the twelve months immediately preceding the initial public offering, plus the number of shares issuable upon exercise of stock options granted during this period, have been included in the calculation of the shares used in computing pro forma net income per share as if they were outstanding for all periods presented (using the treasury stock method and the estimated public offering price in calculating equivalent shares). Pro forma net income per share also gives effect to the issuance of 5,000,000 shares of Common Stock offered hereby as if such transaction had occurred at the beginning of fiscal 1996.

(5) The pro forma statement of operations does not include the charge of $1.5 million expected to be incurred in connection with the termination of the management agreement with AEA. Such amount is anticipated to be paid in fiscal 1997.

                       PRO FORMA CONDENSED BALANCE SHEET

                                                                                        MARCH 31, 1996
                                                                            --------------------------------------
                                                                              ACTUAL     ADJUSTMENTS    PRO FORMA
                                                                            ----------  -------------  -----------
                                                                                        (IN THOUSANDS)
ASSETS
Current assets............................................................  $  145,302  $   68,250(1)   $ 148,572
                                                                                           (51,605)(2)
                                                                                           (11,875)(3)
                                                                                            (1,500)(4)
Property, plant and equipment, net........................................      41,864                     41,864
Goodwill, net.............................................................      52,386                     52,386
Other noncurrent assets...................................................      11,762                     11,762
                                                                            ----------  -------------  -----------
    Total assets..........................................................  $  251,314  $    3,270      $ 254,584
                                                                            ----------  -------------  -----------
                                                                            ----------  -------------  -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-term debt.........................................  $    2,023       --         $   2,023
Other current liabilities.................................................      71,026  $     (531)(2)     69,895
                                                                                              (600)(4)
                                                                            ----------                 -----------
    Total current liabilities.............................................      73,049                     71,918
Long-term debt............................................................     102,151     (51,074)(2)     51,077
Deferred income taxes.....................................................       2,202                      2,202
Other noncurrent liabilities..............................................       1,115                      1,115
Redeemable preferred stock................................................      11,875     (11,875)(3)     --
Common shareholders' equity...............................................      60,922      68,250(1)     128,272
                                                                                              (900)(4)
                                                                            ----------  -------------  -----------
    Total liabilities and shareholders' equity............................  $  251,314  $    3,270      $ 254,584
                                                                            ----------  -------------  -----------
                                                                            ----------  -------------  -----------

- -------------------
(1) Reflects the estimated net proceeds from the Offering as provided in "Use of Proceeds."

(2) Reflects the repayment of indebtedness under the Credit Agreement and the vendor revolving loan agreement together with related accrued interest thereon with a portion of the net proceeds of the Offering.

(3) Reflects the payment for redemption of the Redeemable Preferred Stock, including accrued dividends of approximately $496,000 as of March 31, 1996.

(4) Reflects the payment of $1.5 million for the expected termination of a management agreement with AEA, net of related income tax effect.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents selected consolidated financial data derived from the historical consolidated financial statements of the Company for the periods subsequent to the LHP Acquisition (which occurred in May 1992) and the Predecessor Company for the periods prior to the LHP Acquisition. The LHP Acquisition and the XCEL Acquisition were accounted for under the purchase method of accounting and new bases of accounting were established at the time of each such acquisition. Accordingly, the results of operations for the Predecessor Company are not comparable to the results of operations for the
Company. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and related notes thereto contained elsewhere in this Prospectus.

STATEMENT OF OPERATIONS DATA:

                                                     PREDECESSOR
                                                       COMPANY    COMBINED (1)              COMPANY
                                                     -----------  ------------  -------------------------------
                                                                        YEAR ENDED MARCH 31,
                                                     ----------------------------------------------------------
                                                        1992          1993        1994       1995       1996
                                                     -----------  ------------  ---------  ---------  ---------
                                                                           (IN THOUSANDS)
Net sales..........................................   $ 140,063    $  230,847   $ 303,629  $ 314,730  $ 338,417
Cost of sales......................................      94,183       171,691     226,045    236,613    253,272
                                                     -----------  ------------  ---------  ---------  ---------
Gross profit.......................................      45,880        59,156      77,584     78,117     85,145
Marketing, selling and distribution expenses.......      26,081        33,306      43,056     42,400     44,228
General and administrative expenses................      10,328        14,693      16,476     17,302     18,344
Charge for long-lived asset impairment (2).........      --            --          --         --          4,730
Amortization of goodwill...........................         323         1,419       1,551      1,586      1,585
Other charges (3)..................................         958         3,981       2,367      1,044        482
                                                     -----------  ------------  ---------  ---------  ---------
Operating income...................................       8,190         5,757      14,134     15,785     15,776
Interest expense, net..............................         915         5,791       6,974      9,010      9,924
                                                     -----------  ------------  ---------  ---------  ---------
Income (loss) before income taxes..................       7,275           (34)      7,160      6,775      5,852
Provision for income taxes.........................       3,521           999       3,631      3,333      4,686
                                                     -----------  ------------  ---------  ---------  ---------
Net income (loss)..................................   $   3,754    $   (1,033)  $   3,529  $   3,442  $   1,166
                                                     -----------  ------------  ---------  ---------  ---------
                                                     -----------  ------------  ---------  ---------  ---------

BALANCE SHEET DATA (4):

                                                     PREDECESSOR
                                                       COMPANY                       COMPANY
                                                     -----------  ---------------------------------------------
                                                                             MARCH 31,
                                                     ----------------------------------------------------------
                                                        1992          1993        1994       1995       1996
                                                     -----------  ------------  ---------  ---------  ---------
                                                                           (IN THOUSANDS)
Working capital....................................   $  35,695    $   49,458   $  63,595  $  61,690  $  72,253
Goodwill, net......................................       7,511        60,467      60,239     58,698     52,386
Total assets.......................................      88,747       200,291     244,781    257,361    251,314
Long-term debt.....................................       8,717        72,599      95,249    102,572    102,151
Redeemable preferred stock.........................      --            --           9,293     10,490     11,875
Total common shareholders' equity..................      45,280        54,840      58,634     61,011     60,922

- ---------------------
(1) The combined statement of operations data for the year ended March 31, 1993 represents the results of operations of the Predecessor Company for the month ended April 30, 1992 together with the results of operations of the Company for the eleven months ended March 31, 1993.

(2) During fiscal 1996, the Company decided to significantly reduce the size of its liquid OTC pharmaceutical manufacturing business. Accordingly, the Company determined that certain long-lived assets with a carrying amount of $8,256,000 were impaired and wrote them down by $4,730,000 to their estimated fair value. See Note 3 to the Consolidated Financial Statements contained elsewhere in this Prospectus.

(3) Other charges for the year ended March 31, 1992 consist of certain acquisition related costs, including fees and expenses paid to financial advisors, legal advisors and others related to the LHP Acquisition. Other charges for each of the years ended March 31, 1993 through March 31, 1996 include management fees paid to AEA during the respective periods that are expected to be discontinued. Other charges also include costs related to the LHP Acquisition and compensation expense arising from the sale of shares of Common Stock to management in connection with the LHP Acquisition in the year ended March 31, 1993, the write-off of deferred charges associated with the refinancing of the Company's revolving credit facility in the year ended March 31, 1994 and expenses incurred in connection with the proposed public offering in the year ended March 31, 1995. Other charges in the years ended March 31, 1994 through 1996 include compensation expense arising from the granting of stock options. See Notes 6, 9 and 11 to the Consolidated Financial Statements contained elsewhere in this Prospectus.

(4) As of May 4, 1992, the Company acquired all of the outstanding shares of stock of the Predecessor Company and merged the Predecessor Company into the Company. The balance sheet data reflect the effects of the allocation of the purchase price to the net assets acquired, on the basis of their estimated fair values at the date of the acquisition. The data with respect to the Predecessor Company (prior to the acquisition by the Company) are based on historical consolidated financial statements of the Predecessor Company, which reflect the Predecessor Company's historical cost basis in its assets and liabilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements contained elsewhere in this Prospectus. The Company's fiscal year ends on March 31 of each year. References herein to a "fiscal" year refer to the Company's fiscal year ended March 31 in the calendar year indicated (e.g., references to fiscal 1996 are references to the Company's fiscal year ended March 31, 1996).

ACQUISITIONS

    The LHP Acquisition, arranged by AEA working with senior management of the Company, was consummated on May 4, 1992. The total purchase price was approximately $90.9 million, including debt incurred and assumed. The Company acquired privately held XCEL, a major private label OTC pharmaceutical manufacturer, on May 22, 1992, for a total purchase price of $24.7 million, plus contingent earn-out payments not to exceed $2.5 million in the aggregate. The XCEL Acquisition was financed with new and existing indebtedness.

    The LHP and XCEL Acquisitions were accounted for under the purchase method of accounting and new bases of accounting were established at the time of the acquisitions. The historical data of the Predecessor Company and the historical data of the Company are not comparable in all respects as a result of, among other things, the effects of using the purchase accounting method to account for the LHP and XCEL Acquisitions, the interest expense associated with the indebtedness incurred in connection with the LHP and XCEL Acquisitions and the recording by the Company of certain nonrecurring charges in connection with the LHP Acquisition.

GENERAL

    The Company is the nation's largest manufacturer and marketer of vitamin products and one of the nation's largest manufacturers and marketers of private label OTC pharmaceuticals. The Company distributes its products to the nation's leading mass market retailers. Since the LHP Acquisition in May 1992, the Company has pursued a strategy designed to increase its share of the growing vitamin product business and lower its manufacturing costs. To do so, the Company has invested in modern, high-speed equipment and consolidated certain of its packaging and distribution facilities. As a result of these efforts, the XCEL Acquisition and the growth in the markets for the Company's products, the Company's net sales increased from $140 million in fiscal 1992 to approximately $338 million in fiscal 1996. XCEL sales totaled $47.5 million in fiscal 1993. The Company's operating income, excluding certain charges not expected to continue, has increased from $9.7 million in fiscal 1993 to $20.9 million in fiscal 1996. Excluded charges in fiscal 1993 include management fees of $321,000 paid to AEA that are expected to be discontinued and costs of $3.7 million related to the LHP Acquisition. Excluded charges in fiscal 1996 include management fees of $350,000 paid to AEA and a charge of $4.7 million for impairment of long-lived assets. There can be no assurance that the Company's strong historical growth will be continued.

    Throughout fiscal 1993 and fiscal 1994, the Company's growth was fueled by favorable publicity of scientific research evidencing the health benefits of vitamin product consumption. During fiscal 1994 and fiscal 1995, the Company took its initial step to build capacity and lower its manufacturing costs by making significant investments in its western U.S. tableting operation and consolidating two western U.S. packaging plants and one distribution facility into a single facility (for which expenditures totaled $20.2 million through fiscal 1996).

    In the  first quarter  of fiscal  1995,  however, a  study which  reached  a negative conclusion as to the health benefits of consumption of certain antioxidants was released and received significant media attention. The release of this study, referred to as the "Finnish Smokers Study," negatively impacted short-term consumer demand for certain vitamin products, including beta carotene. In addition, retailers reacted by promptly reducing the promotion of most major vitamin categories, compounding the negative impact on consumer demand. Moreover, many retail chains that had heavily invested in large inventories to support anticipated strong demand for vitamin products also reacted by aggressively reducing their inventory levels.

    The Company, in recognition of this downturn in sales, halted its manufacturing restructuring plan and focused on the development of a program to downsize, including the closure of a tableting plant and the elimination of approximately 200 tableting and packaging positions. The Company's western U.S. tableting and packaging facilities, designed to operate most efficiently on higher volumes, were negatively affected by this downturn, which lead the Company to operate these facilities at significantly sub-optimal production levels. During the second half of fiscal 1995, the sales of vitamin products stabilized and by the first quarter of fiscal 1996 sales of vitamin products had returned to levels comparable to pre-Finnish Smokers Study levels. This market stabilization and recovery, however, occurred more quickly and with greater strength than had been foreseen by the Company and its customers. The efficiency of the Company's manufacturing operations was, consequently, again negatively impacted, in this instance, by costs associated with expedited manufacturing and packaging scheduling required through December 1995 in order for the Company to meet its customers' increased orders within required order fulfillment deadlines.

    The Company's top ten customers, in the aggregate, accounted for approximately 67% of the Company's net sales for fiscal 1996. Sales to the two largest customers accounted for 21% and 13%, respectively, of the Company's net sales in fiscal 1996. The Company believes that the concentration of substantial portions of its sales to major customers has enabled the Company to focus on and develop strong relationships with these customers. Sales of vitamins C and E, in the aggregate, accounted for approximately 33% of the Company's net sales in fiscal 1996. The Company believes the large portion of the Company's sales comprised of vitamins C and E has enabled the Company to build supply relationships and realize economies of scale that have enabled the Company to strengthen customer relationships. However, if several of the Company's major customers substantially reduced their volume of purchases from the Company, or if the Company's sales of vitamin C or E were substantially reduced, the Company's results of operations could be materially adversely affected.

SEASONALITY
    Leiner's business is seasonal, as increased vitamin usage corresponds with the cough, cold and flu season. A significant portion of the Company's sales and a more significant portion of the Company's operating income, therefore, occurs in the second half of the fiscal year as reflected in the table below:

                                                                                                OPERATING INCOME (LOSS)
                                                                              NET SALES
                                                                        ----------------------  ------------------------
                                                                         AMOUNT     % OF YEAR    AMOUNT(1)    % OF YEAR
                                                                        ---------  -----------  -----------  -----------
                                                                                     (DOLLARS IN MILLIONS)
Fiscal 1996
  First quarter.......................................................  $    62.7          19%   $     1.6            7%
  Second quarter......................................................       78.7          23          2.7           13
  Third quarter.......................................................       94.8          28          6.0           29
  Fourth quarter......................................................      102.2          30         10.6(2)         51
                                                                        ---------       -----   -----------       -----
                                                                        $   338.4         100%   $    20.9          100%
                                                                        ---------       -----   -----------       -----
                                                                        ---------       -----   -----------       -----
Fiscal 1995
  First quarter.......................................................  $    61.4          20%   $    (1.7)         (10%)
  Second quarter......................................................       71.5          23          3.9           23
  Third quarter.......................................................       82.2          26          5.3           32
  Fourth quarter......................................................       99.6          31          9.2(3)         55
                                                                        ---------       -----   -----------       -----
                                                                        $   314.7         100%   $    16.7          100%
                                                                        ---------       -----   -----------       -----
                                                                        ---------       -----   -----------       -----

- ------------------------

(1) Excludes annual management fees of $350,000 paid to AEA that are expected to be discontinued.

(2) Excludes charge for long-lived asset impairment of $4.7 million recorded in the fourth quarter of fiscal 1996.

(3) Excludes   expenses  incurred  in  connection  with  the  preparation  of  a registration statement for an uncompleted public offering.

RESULTS OF OPERATIONS

    The  following  table  summarizes   the  Company's  historical  results   of
operations as a percentage of net sales for the years ended March 31, 1994, 1995 and 1996.

                                                                         PERCENTAGE OF NET SALES FOR THE
                                                                              YEAR ENDED MARCH 31,
                                                                         -------------------------------
                                                                           1994       1995       1996
                                                                         ---------  ---------  ---------
Net sales..............................................................      100.0%     100.0%     100.0%
Cost of sales..........................................................       74.4       75.2       74.8
                                                                         ---------  ---------  ---------
Gross profit...........................................................       25.6       24.8       25.2
Marketing, selling and distribution expenses...........................       14.2       13.5       13.1
General and administrative expenses....................................        5.4        5.5        5.4
Charge for long-lived asset impairment.................................         --         --        1.4
Amortization of goodwill...............................................        0.5        0.5        0.5
Other charges..........................................................        0.8        0.3        0.1
                                                                         ---------  ---------  ---------
Operating income.......................................................        4.7        5.0        4.7
Interest expense, net..................................................        2.3        2.9        3.0
                                                                         ---------  ---------  ---------
Income before income taxes.............................................        2.4        2.1        1.7
Provision for income taxes.............................................        1.2        1.0        1.4
                                                                         ---------  ---------  ---------
Net income.............................................................        1.2%       1.1%       0.3%
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

FISCAL 1996 COMPARED TO FISCAL 1995

    Net sales increased by $23.7 million, or 7.5%, to $338.4 million for fiscal 1996 from $314.7 million for fiscal 1995.

    Vitamin product sales increased by $28.0 million, or 11.7%, to $267.7 million for fiscal 1996 from $239.7 million for fiscal 1995. The increase was principally attributable to unit sales increases in most major types of vitamin products, initial sales of the Company's herbal product line and the Company's introduction of other new nutritional supplements, including products such as Pycnogenol-Registered Trademark-, evening primrose oil and coenzyme Q10. Selling price increases implemented late in fiscal 1995 and during fiscal 1996 contributed approximately $8.5 million of the vitamin product sales increase.

    OTC pharmaceutical sales decreased by $4.3 million, or 6.8%, to $58.8 million for fiscal 1996 from $63.1 million for fiscal 1995. The decrease was principally due to declines in the net average selling price of certain analgesics and in the number of units sold as a result of price competition and the introduction by nationally branded companies of several new analgesic products. Additionally, the Company's decision to resign as the liquid OTC pharmaceutical supplier to a major drugstore chain (due to unprofitable margins) in the first half of fiscal 1996 contributed approximately $4.0 million to this sales decline. These decreases were partially offset by revenues from new private label OTC pharmaceutical business developed by the Company in fiscal 1996.

    Gross profit increased $7.0 million, or 9.0%, to $85.1 million in fiscal 1996 from $78.1 million in fiscal 1995. The gross profit margin also improved to 25.2% in fiscal 1996 from 24.8% in fiscal 1995. The increase in the gross profit margin was principally due to a decrease in the Company's manufacturing costs resulting from the investment in manufacturing equipment and facility consolidations during the last three fiscal years, which allowed the Company, among other things, to achieve lower per unit manufacturing and packaging costs through larger batch sizes and longer packaging runs.

    Marketing, selling and distribution expenses, together with general and administrative expenses (collectively, "operating expenses"), increased $2.9 million to $62.6 million in fiscal 1996 from $59.7 million in fiscal 1995. Expressed as a percentage of sales, operating expenses declined 0.5% from 19.0% in fiscal 1995 to 18.5% in fiscal 1996, as the Company continued to leverage its operating expenses as it increased sales. The

Company intends to invest $3.5 million in a national radio advertising program in fiscal 1997 (versus $1.1 million in fiscal 1996) that is expected to result in the first increase in operating expenses, expressed as a percentage of net sales, since the LHP Acquisition was completed in fiscal 1993.

    In fiscal 1996, following the Company's resignation as the liquid OTC pharmaceutical supplier to a major drugstore chain, the Company decided to scale back its liquid manufacturing capability. As a result of this decision, the Company recognized a long-lived asset impairment and recorded a write-down of a portion of the goodwill arising from the XCEL Acquisition. This write-down has been reflected in the fiscal 1996 results of operations as a long-lived asset impairment charge of $4.7 million.

    Goodwill amortization of $1.6 million in each of the years ended March 31, 1995 and 1996 relates to the goodwill arising from the LHP and XCEL Acquisitions. As a result of the goodwill write-down discussed above, the amortization of goodwill will decline to $1.4 million in fiscal 1997. The other charges of $0.5 million in fiscal 1996 are comprised of management fees paid to AEA that are expected to be discontinued in fiscal 1997 and compensation expense resulting from the grant of stock options to certain members of management in fiscal 1994. In fiscal 1995, in addition to these expenses, other charges included expenses incurred in connection with the preparation of a registration statement to offer the Company's shares publicly. This public offering was not completed principally due to the release of the Finnish Smokers Study and the resulting impact on the public valuation of vitamin companies.

    As a result of the factors discussed above, operating income of $15.8 million for fiscal 1996 was equal to operating income in fiscal 1995. Excluding the long-lived asset impairment charge and other charges, operating income increased by $4.2 million, or 25%, to $21.0 million in fiscal 1996 from $16.8 million in fiscal 1995.

    Net interest expense increased by $0.9 million to $9.9 million in fiscal 1996 from $9.0 million in fiscal 1995. The increase was principally due to higher weighted average interest rates. The interest rates on the majority of the Company's debt are at rates that are a function of either the LIBOR or prime rates.

    The Company's effective income tax rate of 80% for fiscal 1996 is higher than the combined state and federal rate of 40% primarily because of the nondeductibility of goodwill, as well as the nondeductibility of the long-lived asset impairment charge. The effective income tax rate for fiscal 1996 is higher than the effective income tax rate of 49% for fiscal 1995, principally due to the nondeductibility of the long-lived asset impairment charge.

    As a result of the above factors, net income for fiscal 1996 declined by 66.1% to $1.2 million from $3.4 million in fiscal 1995. Excluding the long-lived asset impairment charge, net income would have increased to $5.9 million in fiscal 1996.

FISCAL 1995 COMPARED TO FISCAL 1994

    Net sales increased by $11.1 million, or 3.7%, to $314.7 million in fiscal 1995 from $303.6 million in fiscal 1994.

    Vitamin product sales increased by $22.4 million, or 10%, to $239.7 million in fiscal 1995 from $217.3 million in fiscal 1994 despite a decrease in demand for vitamin products resulting from negative media coverage of the Finnish Smokers Study. The increase was attributable principally to selling price increases implemented in the last quarter of fiscal 1994 and throughout fiscal 1995 in response to raw material cost increases incurred by the Company. To a lesser extent, the increased sales of vitamin products were due to the Company's introduction of phyto-nutrient products and the growth of nutritional supplements, including chromium picolinate, ginseng and garlic.

    Sales of OTC pharmaceuticals decreased by $4.3 million, or 6.4%, to $63.1 million in fiscal 1995 from $67.4 million in fiscal 1994. During fiscal 1995, the Company resigned the OTC pharmaceutical business of certain customers on which the Company realized low margins.

    Sales of other products decreased by $7.0 million, or 37%, to $11.9 million in fiscal 1995 from $18.9 million in fiscal 1994. The decrease was principally attributable to the resignation of the contract manufacturing of certain national branded digestive liquid products. Additionally, the sales of Bodycology-Registered Trademark-, a line that was not considered strategic by the Company, declined as the number of nationally branded offerings increased.

    Gross  profit increased  $0.5 million, or  0.7%, to $78.1  million in fiscal
1995 from $77.6 million in fiscal 1994. The gross profit margin declined, however, from 25.6% in fiscal 1994 to 24.8% in fiscal 1995. The decrease in demand for vitamin products resulting from the negative media coverage of the Finnish Smokers Study, the Company's resulting downsizing initiatives and the resignation of certain low margin OTC pharmaceutical business had a significant impact on volumes produced and resulted in inefficiencies in the Company's manufacturing operations.

    Although the Company invested $13.5 million in expanding and enhancing its tableting capacity in fiscal 1994 and 1995, the full benefits of the enhanced technology and increased capacity were not realized as tablet production declined 2% between fiscal 1994 and fiscal 1995 in response to softened consumer and retailer demand. Variable tableting costs increased from fiscal 1994 to fiscal 1995 and higher fixed costs were not absorbed.

    The Company consolidated two western U.S. packaging facilities into one large facility in the last quarter of fiscal 1994. The Company also purchased additional packaging equipment. As indicated above with respect to the tableting operations, the decrease in demand for vitamin products delayed realization of the benefits anticipated from these consolidation and capital expenditures. From fiscal 1994 to fiscal 1995, variable packaging costs increased and fixed costs increased in absolute and per unit terms (as the number of units bottled decreased 2% between years).

    Additionally, competitive factors accentuated by a decrease in demand for vitamin products necessitated the payment of $8 million by the Company to secure long-term sales agreements with certain customers in late fiscal 1994 and the beginning of fiscal 1995. The amortization of these costs over the terms of those agreements (which are generally expected to extend from two to four years) negatively impacted gross margins in fiscal 1995. Historically, the Company had expended approximately $3 million annually to secure such sales agreements.

    Operating expenses increased $0.2 million to $59.7 million in fiscal 1995 from $59.5 million in fiscal 1994. Expressed as a percentage of net sales, however, operating expenses declined 0.6% from 19.6% in fiscal 1994 to 19.0% in fiscal 1995. Marketing, selling and distribution expenses decreased as a marketing program in support of the Pharmacist Formula-Registered Trademark-brand conducted in fiscal 1994 was not continued in fiscal 1995. General and administrative expenses increased principally due to a significant upgrade to the Company's computer systems to bring about internal operating efficiencies and improve its electronic data interchange capabilities to better service its customers.

    Goodwill amortization of $1.6 million in each of the years ended March 31, 1994 and 1995 relates to the goodwill arising from the LHP and XCEL Acquisitions. The other charges of $2.4 million recorded by the Company in fiscal 1994 were comprised of the write-off of deferred charges associated with the refinancing of the Company's revolving credit facility in December 1993, compensation expense resulting from the grant of stock options and management fees paid to AEA. In fiscal 1995, these charges relate to management fees paid to AEA, compensation expense resulting from the grant of stock options and expenses incurred in connection with the preparation of a registration statement for an uncompleted public offering.

    As a result of the factors discussed above, operating income increased by $1.7 million to $15.8 million for fiscal 1995 from $14.1 million in fiscal 1994. Excluding other charges, operating income increased $0.3 million to $16.8 million for fiscal 1995 from $16.5 million for fiscal 1994.

    Interest expense increased by $2.0 million to $9.0 million for fiscal 1995 from $7.0 million for fiscal 1994. This increase is principally attributable to the additional debt the Company incurred in the later part of fiscal 1994 and in fiscal 1995 to finance its manufacturing program and payments to secure certain long-term customer sales agreements. Increasing interest rates during fiscal 1995 also contributed to this increase.

    The Company's effective income tax rate for fiscal 1995 of 49% is higher than the combined federal and state tax rate of approximately 40% primarily as a result of the nondeductibility of $1.6 million of goodwill amortization. The fiscal 1995 rate is lower, however, than the fiscal 1994 rate of 51% as the Company's state tax rate declined to 6% for fiscal 1995 from 9% in fiscal 1994, principally attributable to state tax credits resulting from the fiscal 1995 capital expenditures.

    As a result of the above factors, net income for fiscal 1995 declined by $0.1 million to $3.4 million from $3.5 million in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operating activities prior to changes in assets and liabilities was $21.9 million in fiscal 1996. The Company's working capital increased $10.6 million, to $72.3 million at March 31, 1996 from $61.7 million at March 31, 1995. This increase in working capital was principally due to a reduction in the bank checks outstanding at March 31, 1996. During fiscal 1996, the Company's net additions to property, plant and equipment totaled $3.5 million as compared to $16.7 million during fiscal 1995. During the later part of fiscal 1993 and during fiscals 1994 and 1995, the Company significantly increased its manufacturing capacity and enhanced its manufacturing technology. Accordingly, the Company invested in property, plant and equipment during fiscal 1996 at a maintenance level.

    At March 31, 1996, the Company had $42.8 million outstanding under the Credit Agreement and $12.2 million of borrowing availability. On a pro forma basis, after giving effect to the Offering as if it had occurred on March 31, 1996, the Company would have had no amounts outstanding under the Credit Agreement and $55 million of borrowing availability. The Credit Agreement expires on June 30, 1998. Borrowings under this facility bear interest at the prime rate plus up to 1.25% or LIBOR plus up to 2.25%. At March 31, 1996, borrowings under the Credit Agreement had a weighted average interest rate of 8.2%. The Credit Agreement contains certain restrictive covenants related to, among other things, cash flow coverage, interest coverage, debt-to-total capital ratios, minimum levels of net worth and limits on capital expenditures. At March 31, 1996 the outstanding indebtedness under the Senior Notes was $45.0 million and the weighted average interest rate on the borrowings under the Senior Notes was 9.48%. Annual principal payments of $11.3 million on the Senior Notes commence on April 30, 1999. The Senior Notes contain substantially the same restrictive covenants as the Credit Agreement. See "Description of Certain Indebtedness." At March 31, 1996, $8.3 million was outstanding under the vendor revolving loan agreement and the interest rate on the borrowings was 5.5%. The vendor revolving loan agreement matures on May 31, 1997.

    In addition to repaying amounts outstanding under the Credit Agreement, the net proceeds of the Offering will be utilized to redeem all of the outstanding shares of the Company's Redeemable Preferred Stock plus accrued dividends, to repay the revolving vendor loan agreement and to pay to AEA a $1.5 million fee in connection with the termination of its management agreement with the Company.

    The Company believes funds available under the Credit Agreement, from operations and from the proceeds of the Offering will provide adequate liquidity for the foreseeable future.

                                    BUSINESS

GENERAL

    Leiner is the nation's largest manufacturer and marketer of vitamins, minerals and nutritional supplements (collectively, "vitamin products"). Leiner markets over 320 vitamin products in more than 4,600 stock keeping units ("SKUs"). The Company estimates that it has a 50% share of private label sales (three times as large as its largest competitor) and a 20% share of overall vitamin product sales through mass market retailers in the United States. Vitamin product sales represent approximately 79% of the Company's net sales.

    The Company's vitamin products are sold in all 50 states through more than 50,000 retail outlets. The Company's vitamin product customers are primarily mass market retailers and include the country's 20 largest drug store chains (including Walgreen, American Stores, Eckerd, CVS, Rite-Aid and Revco), 18 of the 20 largest supermarket chains (including Safeway, Winn-Dixie, Albertson's, A&P and Lucky Stores), the 10 largest mass merchandising chains (including Wal-Mart, Target, Kmart and Venture) and the two largest warehouse club chains (Sam's and PriceCostco) (such retailer categories are referred to herein, collectively, as "mass market"). The Company's vitamin products are sold under its customers' store names ("private label products"), as well as under its own brand, Your Life-Registered Trademark-, one of the nation's leading broadline vitamin brands. The Company estimates that private label vitamin products account for approximately 38% of total vitamin product sales by mass market retailers and account for approximately 59% of Leiner's total net sales.

    By leveraging its strengths and resources in vitamin product manufacturing and distribution, Leiner has also become one of the nation's largest manufacturers and marketers of private label non-prescription ("over-the-counter") pharmaceuticals, such as analgesics, cough and cold remedies and digestive aids ("OTC pharmaceuticals"). Leiner markets over 100 OTC pharmaceutical products in approximately 1,600 SKUs. OTC pharmaceutical sales represent approximately 17% of the Company's net sales. The Company's OTC pharmaceuticals are sold as private label products as well as under the Company's Pharmacist Formula-Registered Trademark- brand.

    The Company's net sales have increased from $230.8 million in fiscal 1993 to $338.4 million in fiscal 1996. During the same period, the Company's operating income, excluding certain charges not expected to continue, has increased from $9.7 million in fiscal 1993 to $20.9 million in fiscal 1996. Excluded charges in fiscal 1993 include management fees of $321,000 paid to AEA Investors Inc. ("AEA") that are expected to be discontinued and costs of $3.7 million related to the LHP Acquisition. Excluded charges in fiscal 1996 include management fees of $350,000 paid to AEA and a charge of $4.7 million for impairment of long-lived assets. See "Selected Consolidated Financial Data." While experiencing this growth, the Company has invested approximately $20.2 million in a facilities consolidation, capacity expansion and equipment modernization program with respect to its facilities in the western United States (the "Manufacturing Program"). The Company has also invested $3.7 million in modern equipment for its midwestern U.S. facilities.

INDUSTRY OVERVIEW

    VITAMIN PRODUCTS

    According to industry sources and management estimates, total retail sales of vitamin products in the United States were approximately $3.7 billion in calendar year 1995 and have grown at a compound annual rate of approximately 11% since 1993. The vitamin product business is composed of several different types of products: multivitamins, single-entity vitamins (such as vitamins C and E), minerals (such as calcium), and nutritional supplements (such as Pycnogenol-Registered Trademark-, coenzyme Q10 and evening primrose oil and including herbal products (such as ginseng, garlic and ginkgo biloba)). Leiner believes that growth in the vitamin product business has been driven by (i) national media attention regarding scientific research suggesting potential health benefits from regular consumption of vitamin products, (ii) the aging of the U.S. population (because a larger portion of older age groups use vitamin products), (iii) the growing practice of self-care and preventive medicine and
(iv) the favorable effects of and opportunities presented by the enactment and implementation of the Dietary Supplement Health and Education Act of 1994.

    SCIENTIFIC RESEARCH. Various studies published since 1992 by researchers at major universities have suggested an association between regular consumption of vitamin products such as E, C and beta carotene

(collectively, "antioxidants") and a reduced risk of certain diseases. In addition, certain other studies have reported that consumption of folic acid (a B vitamin) can aid prevention of heart disease and neural tube birth defects. Such research has been described in major medical journals, magazines, newspapers and television programs. However, certain recent studies relating to certain antioxidants have produced results contrary to certain of the favorable indications of other prior and subsequent studies. While there have been other recent studies suggesting that vitamin product consumption may have a positive health effect, the scientific research to date is not conclusive, and there can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings. See "Risk Factors -- Effect of Research and Publicity on Vitamin Product Business."

    DEMOGRAPHICS. U.S. demographic trends are also acting as a catalyst for increasing growth of the vitamin product market. According to the Gallup Organization, people in the age group 50 and above exhibit the highest use of vitamin products of all age groups (measured by percentage of the age group using vitamin products). In the United States, approximately 41% of persons age 50 to 64 and approximately 39% of persons age 65 and above use vitamin products (compared to 32% for persons age 35 to 49 and 26% for persons age 18 to 34). According to the United States Bureau of the Census, between 1996 and 2005, the age group of persons age 50 and above is projected to grow 23.3%, compared to 1.6% for the age group of persons age 18 to 49. The Company believes that these demographic trends will continue to support increased demand for vitamin products.

    GROWTH OF SELF-CARE AND PREVENTIVE MEDICINE. Vitamin product consumption has been favorably affected by the growing practice of self-care and preventive medicine by lay people in the United States, which practices in turn are driven by (i) increased information available to the consumer on the health benefits of certain foods, including vitamin products; (ii) a desire to avoid rising health costs and (iii) convenience. In response to the trend toward self-care, the Company has created a nutrition information program for consumers and pharmacists, which includes informational inserts, point of purchase nutritional information brochures and a toll free telephone information line to answer customer inquiries regarding nutrition. The nutrition information program has enabled retailers to capitalize on trends towards self-care by allowing them to position themselves as self-care centers, supplying consumers with vitamin products and information describing the benefits of vitamin product consumption.

    DSHEA. The Dietary Supplement Health and Education Act of 1994 ("DSHEA"), enacted in October 1994, removed or scaled back many restrictions previously imposed on vitamin product manufacturers. DSHEA expanded the ability of vitamin product manufacturers to make, on labels and in literature, "structure/function" claims that explain how a nutrient or dietary substance affects the structure or function of the body. The Company believes that this change will aid the sale of vitamin products by enabling manufacturers to better communicate the health benefits of vitamins and to promote sales through labels, packages and literature discussing the benefits of vitamin products generally. This ability is especially important in light of the growing trend toward self-care and the increased sales of vitamin products in the mass market channel, where customers are less able to rely on sales personnel for explanations of product benefits.

    DSHEA also affirms the ability of vitamin product manufacturers to introduce and sell new "manufacturer-substantiated-as-safe" vitamin products without FDA preclearances. While this aspect of DSHEA has led to a broader range of vitamin products being marketed, it has also made retailers more reliant on internal reviews by manufacturers to evaluate the utility and safety of new products. The Company believes that due to its reputation for high quality and responsible new product introductions it will benefit from the increased reliance of retailers on manufacturers. See "Risk Factors -- Potential For Increased Government Regulation."

    The primary channels of retail distribution in the vitamin product business are mass market retailers (drug stores, supermarkets, mass merchandising chains and warehouse club stores, such as Walgreen, Safeway, Wal-Mart and Sam's, respectively), health food stores, direct sales and mail order. According to industry sources and management estimates, retail sales of vitamin products in the U.S. mass market channel (the channel in which the Company participates) were approximately $1.9 billion in calendar year 1995 and have grown at a compound annual rate of 11.3% since 1993. Management estimates that this channel's share of total vitamin product sales was approximately 52% in calender year 1995. Leiner distributes substantially all of its products through mass market retailers and was the leading supplier of vitamin products to this channel, with approximately 20% of the total sales for this channel in 1995. Management estimates that the health food store, mail order and direct sales channels' shares of total vitamin product sales were approximately 28%, 5% and 13%, respectively, in calendar year 1995. Leiner does not currently supply health food stores or sell by mail order or direct sales.

    While total vitamin product sales in the U.S. mass market channel grew at an annual compound growth rate of 11.3% from 1993 through 1995, the vitamin product business is composed of several different types of products with varying growth rates. The growth rates of certain of these products are set forth below.

                                                                                   SALES
                                                                     ----------------------------------
                                                                      CY 1993     CY 1995       CAGR
                                                                     ----------  ----------  ----------
                                                                               (IN MILLIONS)
Vitamin C..........................................................  $    189.1  $    218.8        7.6%
Vitamin E..........................................................       161.0       184.1        6.9%
Multivitamins......................................................       514.0       535.7        2.1%
B Vitamins.........................................................       151.0       157.1        2.0%
Minerals...........................................................       229.5       301.9       14.7%
Nutritional Supplements............................................       160.9       307.8       38.3%

    The fastest growing vitamin products over the past two years have been nutritional supplements (which include herbal products). According to management estimates and industry sources, nutritional supplement sales in the mass market channel have grown at a compound annual rate of 38.3% from 1993 to 1995, while overall vitamin product sales excluding nutritional supplements have grown at a compound annual rate of 7.8%. Since 1993, Leiner has introduced 46 nutritional supplement products and Leiner's share of nutritional supplement sales in the mass market channel has grown from 7.7% in calendar year 1993 (or estimated retail sales of $12.3 million) to 10.1% in calendar year 1995 (or estimated retail sales of $31.2 million).

    Within  the mass  market channel,  there are  three primary  vitamin product categories: national  brands,  broadline  brands  and  private  label  products, accounting for approximately 41%, 21% and 38%, respectively, of the total vitamin product sales of mass market retailers in 1995, according to management estimates. The national brand category primarily consists of multivitamin (as opposed to single-entity vitamin) and mineral products marketed under heavily advertised brand names such as Centrum-Registered Trademark-, One-A-Day-Registered Trademark- and Theragran-Registered Trademark-multivitamins and Oscal-Registered Trademark- mineral supplements. Broadline brands, such as the Company's Your Life-Registered Trademark- brand, offer a complete range of products under one brand name, including multivitamins, single-entity vitamins (such as E, C and B-complex vitamins), minerals (such as calcium and chromium picolinate) and nutritional supplements (such as Pycnogenol-Registered Trademark-, coenzyme Q10 and evening primrose oil and including herbal products (such as garlic, ginseng and ginkgo biloba)). Private label products marketed under the retailer's name offer a wide product assortment, similar to but somewhat narrower in scope than broadline brands, including national brand equivalent formulas positioned as lower-priced "compare and save" products. The Company estimates that it has an approximately 50% share of sales of private label vitamin products in the mass market channel.

    OTC PHARMACEUTICALS

    Retail sales in the United States for OTC pharmaceutical products, such as analgesics, cough and cold remedies (including allergy medications) and digestive aids (including antacids, laxatives and antidiarrheals) were $10.7 billion in 1995, and are estimated to have grown at an annual rate of approximately 4% during 1995 according to Information Resources, Inc. OTC pharmaceuticals are sold primarily through mass market retailers in two product categories -- national brand products and private label products, representing 1995 retail sales of $9.0 billion and $1.8 billion, respectively. According to management estimates, sales of national brand OTC pharmaceuticals grew at an annual rate of 3.4% during 1995, while sales of private label OTC pharmaceuticals are estimated to have grown at an annual rate of approximately 8.4% during the same period. The Company's OTC pharmaceutical sales are primarily in the private label product category. The Company believes that it is one of the nation's largest suppliers of private label OTC pharmaceuticals.

    The Company believes that OTC pharmaceutical sales will benefit from three significant factors: (i) the aging of the U.S. population resulting in an increasing need for medication, (ii) consumer preference for the lower cost and greater convenience of self-medication and (iii) the increasing number of OTC pharmaceutical products available as a result of the approval by the FDA of over-the-counter sale of previously "prescription only" pharmaceuticals ("RxOTC switch products"). Over the past ten years, medications equivalent to those marketed under the national brand names Advil-Registered Trademark-, Dimetapp-Registered Trademark-, Immodium-Registered Trademark- and Drixoral-Registered Trademark-, among others, have switched from prescription to OTC status and are currently marketed by the Company under its customers' private labels and under its Pharmacist Formula-Registered Trademark- broadline brand.

    PRIVATE LABEL

    The growth in the demand for private label vitamin products and OTC pharmaceuticals has been driven by increasing acceptance of private label products by both consumers and retailers. Consumers find private label products attractive because they sell at substantially lower prices than national brands, yet are comparable in quality and utility to and use the same active ingredients and formulas as national brands. Private label products appeal to retailers because such products generally provide for a higher gross profit margin and higher dollar profit per unit than national brands. In the mass market, private label products represent approximately 38% of the vitamin product business and approximately 16% of the OTC pharmaceutical business.

MARKET LEADERSHIP

    Leiner is the largest manufacturer and marketer of vitamins to the mass market channel in the United States. This channel accounts for approximately 52% of overall vitamin product sales in the United States, according to industry sources. The leading role Leiner enjoys in the mass market channel allows the Company to realize economies of scale while developing strong relationships with the nation's leading mass market retailers. The Company attributes its leadership in the overall vitamin product business to several competitive advantages:

    PRODUCT QUALITY. Leiner believes its reputation for quality is a critical factor in customer purchase decisions, particularly for private label products, which are marketed under the names of Leiner's mass market retailer customers. The Company believes that in 1991 it became the first major vitamin product supplier to manufacture its vitamin products to meet standards for dissolution and disintegration in substantially the form later adopted by the United States Pharmacopoeial Convention, Inc. (the "USP"). Leiner promotes its innovation in this area under the Proven Release-Registered Trademark- and Release Assured-Registered Trademark- trademarks. In 1994, the Company became the first vitamin product manufacturer to sell vitamin products exhibiting the USP symbol. In 1995, the Company became the first vitamin product manufacturer certified as being in compliance with USP vitamin product manufacturing standards. The Company's facilities were audited by an independent quality assurance laboratory and received the laboratory's highest rating category. See "-- Government Regulation."

    PRODUCT INNOVATION. Leiner has consistently introduced product innovations based on scientific research and in response to consumer needs. It was the first major vitamin product supplier to introduce such industry-wide innovations as Proven Release-Registered Trademark- (standards for dissolution and disintegration in substantially the form later adopted by the USP), Daily Paks-Registered Trademark- (pre-sorted, prepackaged vitamin combinations), the Naturalized-Registered Trademark- line (vitamin products free of preservatives and artificial colors and flavors), Family Size packages (larger quantity packages initially developed for warehouse clubs) and Phytograph-TM- herbal testing (a process of testing herbal products to ensure that active constituents contained in the products are in conformity to the natural source). The Company also believes that its reputation for introducing new products only after careful review of their safety, utility and commercial acceptance is a key element of Leiner's strong relationships with mass market retailers and, in turn, enhances Leiner's ability to introduce new products into the channels it serves. Leiner has created a scientific advisory board (the "Scientific

Advisory Board") composed of scientific and regulatory authorities on nutrition and related health fields to assist the Company in the evaluation of research and new products. The Company believes that its Scientific Advisory Board is viewed by Leiner's customers as a valuable resource.

    CUSTOMER SERVICE, SALES AND MARKETING SUPPORT. The Company's long-standing customer relationships are built upon its commitment to a high level of customer service and have been recognized by "vendor of the year" awards from several of the nation's leading retailers, including Albertson's, Revco, Rite-Aid, Safeway and Target. The Company believes it has an excellent reputation for customer service, which has been enhanced by consistently shipping complex orders complete and on time and by providing electronic data interchange and vendor managed inventory services to its customers. The Company, through its direct sales force and account marketing managers, also provides retailers with category management services, including integrated schedules of merchandising programs, advertising and promotions, designed to maximize retailers' sales and profits. See "-- Customers, Sales and Marketing."

    GRAPHICS AND PACKAGING EXPERTISE. Leiner designs and manages over 6,600 labels for approximately 265 customers. The Company believes that its resources and expertise in label design and managment are significant competitive advantages in servicing the complex needs of its private label customers. Leiner's in-house graphics capability enables the Company to deliver quick turnaround times for private label design projects and allows its customers to participate in the development and production of labeling and packaging. Leiner's customers benefit from Leiner's significant investment in computer design equipment, as well as in-house expertise in marketing strategies and regulatory matters applicable to labels and packaging. The Company operates four packaging facilities equipped with 32 packaging lines in order to satisfy the complex demands and rapid response time required by its customers.

    MODERN, EFFICIENT MANUFACTURING. The Company has the largest manufacturing capacity in the vitamin product industry with two tableting facilities operating to USP standards capable of producing over 13 billion tablets per year and four packaging facilities containing 32 packaging lines, of which 25 are modern, high speed lines. In fiscal 1994, Leiner began the Manufacturing Program, a facilities consolidation, capacity expansion and equipment modernization program designed to consolidate its western U.S. facilities into a smaller number of larger, more efficient units, outfitted with modern tableting and packaging equipment. The Manufacturing Program has allowed the Company to increase capacity by adding modern, high speed equipment and to reduce variable manufacturing costs by producing larger batch sizes and conducting longer uninterrupted tableting and packaging runs. Through the consolidation of packaging and distribution facilities, the Manufacturing Program has also allowed the Company to reduce distribution costs in its western facilities. Leiner's investment in the Manufacturing Program totaled approximately $20.2 million. Leiner expects to realize further improvements in efficiency as the elements of the Manufacturing Program are further integrated into the Company's operations. See "-- Manufacturing and Distribution".

    COMPLEMENTARY NATURE OF VITAMIN PRODUCT AND OTC PHARMACEUTICAL BUSINESSES. The Company's OTC pharmaceutical products are sold through the same distribution channels and, for most products, manufactured by the same processes as the Company's vitamin products. In addition, vitamin product and OTC pharmaceutical purchase decisions are generally made by the same buyer at the Company's customers. This overlap of channels and processes allows the Company to enhance its strong position with mass market retailers and its manufacturing and distribution expertise by (i) strengthening the relationship between the Company and its customers by allowing the Company to offer "one-stop" vitamin/OTC pharmaceutical shopping, (ii) allowing the Company to allocate its fixed costs across a broader revenue base and (iii) offering a more diversified source of revenue to fund future growth of the Company.

BUSINESS STRATEGY

    The Company's business strategy is to use its competitive advantages to increase its share of the growing overall vitamin product business and to leverage its distribution, marketing and manufacturing strengths in vitamin products to maximize profitability. In order to implement this strategy, the Company intends to:

    DEVELOP AND MARKET NEW PRODUCTS. The Company believes it is a leader in the vitamin product industry in the responsible development of new products. The Company intends to continue to develop new products and programs based on scientific research and consumer needs. During fiscal 1997 the Company plans to introduce a number of new nutritional supplements (including herbal products) as line extensions that build on successful nutritional supplements previously introduced. The Company believes that new nutritional supplement products offer an important avenue of growth because (i) industry sales of nutritional supplements have increased in the mass market channel at a compound annual rate of approximately 38% from 1993 through 1995 and (ii) the Company's share of nutritional supplement sales in the mass market channel is substantially lower than the Company's share for vitamin and mineral sales and thus presents a growth opportunity.

    EXPAND VITAMIN PRODUCT SALES THROUGH NEW CHANNELS. The Company intends to expand vitamin product sales through new channels such as warehouse club stores (a new component of the mass market channel for vitamin products) and military commissaries. In addition to continuing its efforts to increase its sales to warehouse club stores and to the military through the development of specialized sales and marketing programs designed to meet the unique needs of these channels, the Company intends to focus on expanding its international sales (primarily in Asia, South America and Canada) through increased investment of resources in international sales development and by joining with its U.S. mass market customers in their international expansion. To date, Leiner has obtained, or has pending applications to obtain, trademark registrations or authorization for importation and sale of its products in 44 countries outside of the United States. In addition, Leiner has entered into a strategic alliance with Takeda Chemical Industries, Ltd., one of Japan's largest pharmaceutical companies, regarding the introduction, marketing and distribution of Your Life-Registered Trademark- brand vitamin products in Japan.

    EXPAND SALES AND DISTRIBUTION OF BRANDED PRODUCTS. Leiner's Your Life-Registered Trademark- brand is one of the largest broadline brands of vitamin products in the United States and accounted for approximately $66.5 million, or 20%, of the Company's net sales in fiscal 1996. Sales of Your Life-Registered Trademark- brand vitamin products yield higher margins for the Company than sales of comparable private label products. Nearly all of the Company's product innovations (including Proven Release-Registered Trademark-, Daily Paks-Registered Trademark-, Naturalized-Registered Trademark- vitamin products, Family Size packages and Phytograph-TM- herbal testing) are initially introduced under the Your Life-Registered Trademark- label. In 1993, Your Life-Registered Trademark- was appointed the exclusive mass market vitamin licensee of the United States Olympic Committee (through the 1996 Olympic games) and has developed a marketing program based on this appointment. In order to strengthen the Your Life-Registered Trademark- brand and expand the distribution and sales of Your Life-Registered Trademark- vitamin products, Leiner is increasing marketing and advertising expenditures in support of Your Life-Registered Trademark- from approximately $8 million in fiscal 1996 to approximately $10 million in fiscal 1997. An integral part of this expanded marketing program will be a national radio campaign featuring endorsements by well known personalities George Brett and Chuck Yeager.

    SELECTIVE ACQUISITIONS. In addition to internally generated growth, Leiner intends to expand sales and profitability through acquisitions of closely related businesses and product lines. Leiner will focus on acquiring companies that will add new distribution channels or additional brands to complement its existing business. Although the Company is not currently considering any acquisitions, it intends to review acquisitions in the future as opportunities arise.

    INCREASE OPERATING MARGINS. The Company's operating margin, excluding certain charges not expected to continue, has increased from 4.2% in fiscal 1993 to 6.2% in fiscal 1996. Excluded charges in fiscal 1993 include management fees of $321,000 paid to AEA that are expected to be discontinued and costs of $3.7 million related to the LHP Acquisition. Excluded charges in fiscal 1996 include management fees of $350,000 paid to AEA and a charge of $4.7 million for impairment of long-lived assets. In addition to continuing to control operating costs, the Company intends to increase margins by shifting its product mix and further reducing manufacturing costs.

    Leiner intends to shift its product mix to increase the relative share of higher margin products by (i) introducing new products, including herbal products, in the nutritional supplement subcategory, which typically earn higher margins, (ii) developing new channels, such as international sales and warehouse club stores, which sell a greater proportion of higher margin branded products than the mass market generally and (iii) promoting the sales of Your Life-Registered Trademark- branded products through increased marketing support.

    As a result of the Manufacturing Program, Leiner has experienced significant reductions in costs in its new and expanded facilities. The Company believes similar opportunities to realize cost reductions exist with respect to its midwestern U.S. facilities. The Company has decreased its operating expenses (i.e., marketing, selling, distribution, general and administrative expenses) as a percentage of net sales from 20.8% in fiscal 1993 to 18.5% in fiscal 1996, illustrating the continuing focus of Leiner's management on controlling operating costs. Although the Company expects operating expenses as a percentage of net sales to increase slightly in fiscal 1997 due to the Company's decision to increase marketing support of the Your Life-Registered Trademark- brand, management intends to continue its focus on controlling costs.

PRODUCTS

    The Company currently manufactures and markets more than 420 vitamin and OTC pharmaceutical products marketed in more than 6,200 SKUs. The Company includes as separate products different dosage forms, potencies and flavors. Leiner's products are sold under its retail customers' store names as well as under the Company's own brands, which include Your Life-Registered Trademark- vitamin products and Pharmacist Formula-Registered Trademark- OTC pharmaceuticals. Leiner also markets a line of specialty hair, skin and bath care products under its Bodycology-Registered Trademark- brand name.

    The following table sets forth the net sales of the Company's principal product lines from fiscal 1993 through fiscal 1996:

                           NET SALES BY PRODUCT LINE

                                                                              YEAR ENDED MARCH 31,
                                                                   ------------------------------------------
                                                                     1993       1994       1995       1996
                                                                   ---------  ---------  ---------  ---------
                                                                                 (IN MILLIONS)
Vitamin products.................................................  $   159.5  $   217.3  $   239.7  $   267.7
OTC pharmaceuticals..............................................       53.0       67.4       63.1       58.8
Other products...................................................       18.3       18.9       11.9       11.9
                                                                   ---------  ---------  ---------  ---------
                                                                   $   230.8  $   303.6  $   314.7  $   338.4
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------

    VITAMIN PRODUCTS

    The Company sells a full line of vitamin products, including approximately 320 products in more than 4,600 SKUs. The Company's products are sold in tablet and capsule forms, and in varying sizes with different potencies, flavors and coatings. Leiner is the nation's largest manufacturer and marketer of vitamin products and estimates that it has an approximately 50% share of private label and an approximately 20% share of overall vitamin product sales through the mass market channel in the United States. In addition, Leiner's Your Life-Registered Trademark- brand is one of the nation's largest broadline vitamin product brands.

    The following are examples of product innovations and marketing programs that have been introduced by the Company over the past years:

    -USP:  Leiner was the first vitamin product manufacturer to be certified  by an independent quality assurance laboratory as complying with USP manufacturing standards, initially adopted in January 1995. Moreover, Leiner has been producing its vitamin products (excluding certain of its vitamin products for which no USP standards have been adopted) to disintegration and dissolution standards in substantially the form later adopted by the USP since 1991 and was the first vitamin product manufacturer to market vitamin products with the USP trademark on the packaging. Leiner promotes its innovation in this area under the Proven Release-Registered Trademark- and Release Assured-Registered Trademark-trademarks.

    -NUTRITION INFORMATION  FOR  THE  CONSUMER:    The  Company  has  created  a
     nutrition information program for consumers and pharmacists, which includes informational inserts, point of purchase nutritional information brochures and a toll free telephone information line to answer customer inquiries regarding nutrition. The nutrition information program has enabled retailers to capitalize on trends towards self-care by allowing them to position themselves as self-care centers, supplying consumers with vitamin products and information describing the benefits of vitamin product consumption.

    -PHYTOGRAPH-TM- HERBAL TESTING: Phytograph-TM- herbal testing is Leiner's process of testing herbal products to ensure that the active constituents contained in the products are in conformity to the natural source.

    -DAILY  PAKS-REGISTERED  TRADEMARK-:   With  the introduction  of  its Daily
     Pak-Registered Trademark- products, Leiner was the first major manufacturer to introduce multiple vitamin and mineral pills that are pre-sorted and packaged into daily pouches. Leiner has developed a line of Daily Pak-Registered Trademark- products which include vitamin product combinations that target specific consumer needs. Examples include the Women's Daily Pak-Registered Trademark-, the Men's Daily
     Pak-Registered Trademark-, the Antioxidant Pak-TM- and the Select Daily Pak-Registered Trademark- (for seniors). In response to a changing marketplace, a "new and improved" line of Daily Pak-Registered Trademark-products was introduced in fiscal 1996, which incorporates certain of the Company's new herbal products. Leiner is the leader in this segment with an estimated 54% share, according to management estimates and industry sources.

    -NATURALIZED-REGISTERED   TRADEMARK-:    Recognizing  the  growing  consumer
     preference  for  products  free  of  unnecessary  additives,  the   Company
     introduced its Naturalized-Registered Trademark- line of national brand equivalent vitamin products. These products are formulated without preservatives or artificial colors or flavors.

    -FAMILY SIZE: To improve customer value, and to increase the average dollar sales per unit for the retailer, the Company created "Family Size" vitamin product packages. This innovation has allowed the Company to become a leader in the emerging and rapidly growing warehouse club stores channel.

    -OLYMPIC LICENSE: In 1993, the Company's Your Life-Registered Trademark-brand obtained the exclusive mass market vitamin product license from the United States Olympic Committee. The license covered the 1994 winter games and extends through the 1996 summer games. The Company has developed a marketing program and consumer advertising to take advantage of this appointment.

    REPRESENTATIVE PRODUCTS

    The following table sets forth representative vitamin products marketed by the Company, and where appropriate, the names of comparable nationally advertised brands (which names are owned by others) with which the Company's products compete. Virtually all of the Company's products listed below are marketed under the Company's Your Life-Registered Trademark- brand and private label.

                                             COMPARABLE NATIONALLY
             COMPANY PRODUCTS                  ADVERTISED BRANDS
- ------------------------------------------  ------------------------
NATIONAL BRAND EQUIVALENT VITAMIN PRODUCTS
  Central-Vite-Registered Trademark-        Centrum-Registered Trademark-
  Central-Vite                              Centrum
   Select-Registered Trademark-             Silver-Registered Trademark-
  Thera Plus-Registered Trademark-          Theragran
                                             M-Registered Trademark-
  Animal Chewable Multi                     Flintstones-Registered Trademark-
  My-A-Multi-Registered Trademark-          Myadec-Registered Trademark-
  Prenatal Tablets                          Stuart
                                            Prenatal-Registered Trademark-
  One Daily                                 One-A-Day-Registered Trademark-
  Stress Formula                            Stress
                                            Tabs-Registered Trademark-
  Ger-Tab-Registered Trademark-             Geritol-Registered Trademark-
  Vision Formula                            Ocuvite-Registered Trademark-
  Antioxidant Vitamin & Mineral Formula     Protegra-Registered Trademark-
  Ginkgo Biloba Tablets                     Ginkoba-TM-
  Ginseng                                   Ginsana-Registered Trademark-
  Hi-Cal 500                                Oscal-Registered Trademark-
  Calcium 600                               Caltrate-Registered Trademark-
  Fe-Tabs-TM-                               Feosol-Registered Trademark-
DAILY PAKS-REGISTERED TRADEMARK-
  Men's Daily Pak-Registered Trademark-
  Women's Daily Pak-Registered Trademark-
  Select Daily Pak-Registered Trademark-
  Antioxidant Pak-TM-
  Maximum Pak-Registered Trademark-
  Stress Pak-TM-

                                    COMPANY PRODUCTS
- ----------------------------------------------------------------------------------------
NATURAL VITAMIN PRODUCTS                     REGULAR VITAMIN PRODUCTS
  Vitamin A                                  B-Complex Supplement
  Beta Carotene                                Vitamin B-12
  Cod Liver Oil Vitamin A&D                    Vitamin B-6
  Time Release Balanced B-50, B-100            Niacin 100 mg
  Time Release B-12 (1000 mcg, 2000 mcg)       Folic Acid
  Time Release B-6                             Chewable Vitamin C with Acerola (100 mg,
  Balanced B Complex +C                         300 mg, 500 mg)
  Balanced B-50, B-100, B-150 Complex          Vitamin C (250 mg, 500 mg, 1000 mg)
  B-1 with Rice Bran                           Time Release Vitamin C
  B-6 with Yeast                               Chewable Vitamin C (orange)
  B-12 with Liver                              Vitamin E (200 I.U., 400 I.U., 800 I.U.,
  Time Release Vit. C w/Rose Hips (500 mg,      1000 I.U., 1200 I.U.)
   1000 mg, 1500 mg)                           Vitamin E Water Dispersible
  Vitamin C with Rose Hips (250 mg,            Vitamin E Plus Added Antioxidants
   500 mg, 1000 mg)                            Physically Active
  Vitamin E Blended (200 I.U., 400 I.U.,       Multivitamin/Multimineral
  1000 I.U.)                                   Women's Multivitamin/Multimineral
  Vitamin E d-Alpha (400 I.U., 1000 I.U.)      New & Improved Antioxidant Tablet
  Time Release Complete Multivitamin/          Space Kids-TM- Children's Chewable
   Multimineral                                Vitamins
  Time Release Maximum Choice                  All Purpose Multivitamin/Multimineral
  Hi Potency Multivitamin/Mineral              Chromium Picolinate
  Dieter's Multivitamin/Mineral                Chewable Calcium + D
  Iron-Free MultiVitamin & Mineral             Selenium Tablets
  Magnesium                                    Ferrous Sulfate
  Zinc Gluconate
  Potassium Gluconate
  Oyster Shell Calcium with D (250 mg,
   500 mg)
  Oyster Shell Calcium 500 mg
  Calcium, Magnesium & Zinc
  Calcium & Magnesium
  Hi Potency Iron
  Zinc Lozenges with Vitamins C and B-6

                                    COMPANY PRODUCTS
- ----------------------------------------------------------------------------------------
                                NUTRITIONAL SUPPLEMENTS
Herbal Products                              Other Nutritional Supplements
  Saw Palmetto                               Soya Lecithin
  Goldenseal                                   Aloe Vera
  Echinacea                                    Citrimax-TM- Weight Loss System*
  Valerian                                     Bee Pollen
  Ginkgo Biloba                                Evening Primrose Oil
  Ginseng                                      Pycnogenol-Registered Trademark-*
  Milk Thistle                                 Brewer's Yeast
  Ginger                                       Garlic Oil 1500 mg
  Bilberry                                     Garlic & Parsley
  Dong Quai                                    Fish Oil Concentrate 1000 mg
  Echinacea &                                  Papayazyme-TM-
   Goldenseal                                  CoEnzyme Q10
                                               L-Formula Lysine (500 mg & 1000 mg)
                                               Fast Release Lysine
                                               Concentrated Garlic
                                               Cranberry Capsules
                                               Imperial Ginseng
                                               Gelatin 5 gr
                                               Phyto-Nutrients-Registered Trademark- --
                                               Mixed Vegetable
                                                Tablets

- ------------------------------
* Trademark owned by third party. The Company sells product under license.

     OTC PHARMACEUTICALS

    With its acquisition of XCEL in May 1992, the Company obtained a full line of OTC pharmaceuticals. The Company markets over 100 different OTC pharmaceutical products in over 1,600 SKUs, including products comparable to most major national brands in the analgesic, cough and cold remedy and digestive aid categories. The Company sells its OTC pharmaceuticals under its customers' private labels as well as its own broadline brand, Pharmacist Formula-Registered Trademark-, first introduced in 1989. The Company believes that it is one of the nation's largest suppliers of private label OTC pharmaceuticals. The Company's products are manufactured using the same active ingredients, formulas and processes as those of competing nationally advertised brands.

    REPRESENTATIVE PRODUCTS

    The following table sets forth representative OTC pharmaceutical products marketed by the Company and the names of comparable nationally advertised brands (which names are owned by others) with which the Company's products compete. Virtually all of the Company's products listed below are marketed under the Company's Pharmacist Formula-Registered Trademark- brand and private label.

                                         COMPARABLE NATIONALLY
           COMPANY PRODUCTS                ADVERTISED BRANDS
- --------------------------------------  ------------------------
ANALGESICS
  Ibuprofen Tablets                     Advil-Registered Trademark-
                                          Tablets
  Pain Reliever Without Aspirin         Tylenol-Registered Trademark-
   (Acetaminophen)                        Tablets
  Fruit Flavored Non-Aspirin Chewables  Children's
                                        Tylenol-Registered Trademark-
  Non-Aspirin 160 mg Caplets            Tylenol-Registered Trademark-
                                          Junior Strength
  Children's Non-Aspirin Elixir         Children's
                                        Tylenol-Registered Trademark-
  Infant No-Aspirin Suspension Drops    Tylenol-Registered Trademark-
                                          Infant Drops
  Micro-coated Aspirin                  Bayer-Registered Trademark-
  Enteric Coated Aspirin                Ecotrin-Registered Trademark-
  Extra Strength Pain Reliever          Excedrin-Registered Trademark-
  Buffered Aspirin                      Bufferin-Registered Trademark-
COUGH AND COLD
  12-hour Nasal Spray                   Afrin-Registered Trademark-
  Nite Time Liquid                      Nyquil-Registered Trademark-
  Hista-Tabs                            Actifed-Registered Trademark-
  Tussin Expectorant                    Robitussin-Registered Trademark-
  Tap DM Elixir                         Dimetapp-Registered Trademark-
  Pseudoephedrine Tablets               Sudafed-Registered Trademark-
  Complete Allergy Medication Tablet    Benadryl-Registered Trademark-
  Flu & Cold Drink                      Thera-Flu-Registered Trademark-
  Nasal Spray 1/2%                      Neo-Synephrine-Registered Trademark-
  Nite Time Liquid Caps                 Nyquil-Registered Trademark-
                                          Liqui-Caps
  Daytime Liquid Caps                   Day
                                        Quil-Registered Trademark-
                                          Liqui-Caps
  Multisymptom Cold Tablets             Comtrex-Registered Trademark-
  Advanced Formula Cold Tablets         Dristan-Registered Trademark-
  Minicol                               Triaminicol-Registered Trademark-
ANTACIDS
  Pink Bismuth Liquid                   Pepto-Bismol-Registered Trademark-
  Antacid Liquid                        Maalox-Registered Trademark-
  Antacid Liquid with Simethicone       Mylanta-Registered Trademark-
  Antacid II Liquid with Simethicone    Mylanta
                                        II-Registered Trademark-
  Assorted Antacids Tablets             Tums-Registered Trademark-
LAXATIVES
  Natural Fiber Laxative                Metamucil-Registered Trademark-
  Women's Laxative Tablets              Correctol-Registered Trademark-
  Fiber Laxative Caplets                Fibercon-Registered Trademark-
ANTI-DIARRHEAL
  Loperamide Hydrochloride              Immodium
                                        AD-Registered Trademark-
                                          Caplets

    SERVICES; OTHER PRODUCTS

    The Company offers drug repackaging services to major prescription pharmaceutical wholesalers and a major drug store chain. In addition, the Company performs contract manufacturing services on a limited basis for selected consumer products companies.

    In order to leverage further its existing distribution system and marketing expertise, the Company markets certain niche products. For example, the Company developed and markets the Bodycology-Registered Trademark- line of hair, skin and bath care products, which are made according to proprietary formulas with botanical extracts, and are non-animal tested and biodegradable. Bodycology-Registered Trademark- is sold at a discount to similar, nationally advertised products, such as those offered by The Body
Shop-Registered Trademark-.

CUSTOMERS, SALES AND MARKETING

    CUSTOMER RELATIONSHIPS

    Leiner's vitamin and OTC pharmaceutical products are sold in all 50 states through more than 50,000 retail outlets. The Company's customers are mass market retailers and include the country's 20 largest drug store chains (including Walgreen, American Stores, Eckerd, CVS, Rite-Aid and Revco), 18 of the 20 largest supermarket chains (including Safeway, Winn-Dixie, Albertson's, A&P and Lucky Stores), the 10 largest mass merchandising chains (including Wal-Mart, Target, Kmart and Venture) and the two largest warehouse clubs (Sam's and PriceCostco).

    The Company has approximately 265 active customers. In fiscal 1996, Wal-Mart and Walgreen accounted for approximately 21% and 13%, respectively of the Company's net sales; each of the Company's other major customers accounted for less than 10% of the Company's net sales. The Company's top ten customers, in aggregate, accounted for approximately 67% of the Company's net sales for fiscal 1996.

    The Company's long-standing customer relationships are built upon its commitment to a high level of customer service. The Company believes it has an excellent reputation for customer service, which has been enhanced by consistently shipping complex orders complete and on time, and has been recognized by "vendor of the year" awards from several of the nation's leading retailers, including Albertson's, Revco, Rite-Aid, Safeway and Target. The Company, through its sales force and account marketing managers, also provides retailers with comprehensive sales and marketing support, designed to maximize retailers' sales and profits, including integrated schedules of merchandising programs, advertising and promotions, and category management services for retailers' vitamin product sections.

    SALES FORCE

    The Company has a sales force of 32 professionals who regularly call on the Company's customers to develop an in-depth understanding of each customer's competitive environment and opportunities. Leiner's sales force enables the Company to establish close relationships with its customers. The Company's sales department consists of account managers organized into regional divisions. Each regional sales manager has broad authority in negotiating with and supporting the retail customers in his territory. The sales executives utilize financial costing models, which enable the Company to understand the profitability of specific sales contracts. The Company has attracted and retained sales executives who have been trained at many of the leading pharmaceutical and consumer products companies. The Company believes its sales force constitutes a competitive advantage over companies that have less extensive sales forces and therefore rely more heavily on outside brokers.

    MARKETING SUPPORT

    The Company provides retailers with comprehensive marketing support designed to maximize their sales and profits. Leiner's marketing activities are organized into three operating groups: (i) account marketing, which provides category management and marketing services to retailers, (ii) brand marketing, which focuses on supporting the Company's branded products, and (iii) new product development, which develops new products and new product differentiation strategies.

    The Company, through its account marketing managers, acts as the category manager of the vitamin product sections for several of the nation's largest mass market retailers. As a category manager, the Company is able to utilize industry sales data obtained from consumer market research firms, together with customer sales data (often received through the Company's on-line electronic data interchange system), to identify profit enhancement opportunities and to develop and present to customers analyses and proposals regarding merchandising, pricing and marketing strategies. Leiner's account marketing managers also provide private label customers with creative services (such as artwork for promotions, advertisement layouts and label and packaging design). The Company's category management program and creative services constitute significant sales and marketing tools which strengthen Leiner's relationships with its customers.

    PRODUCT DEVELOPMENT

    The brand management group focuses on building the sales of the Company's branded products, primarily Your Life-Registered Trademark- and Daily Paks-Registered Trademark-. The Company uses marketing programs for its branded products similar to those used for the Company's private label customers. In addition to utilizing retailer advertising vehicles, the Company supports its brands with consumer advertising, in print and radio, and with regular coupon support provided through free standing inserts in newspapers across the country. The Your Life-Registered Trademark- brand, for example, is supported through a newly implemented national radio campaign featuring endorsements by well known personalities George Brett and Chuck Yeager. To implement this advertising support, the brand marketing group conceives, designs and places print advertisements and produces commercials and arranges for their airing.

    The new product development group seeks to develop new products in response to scientific research and consumer trends and often consults with the Scientific Advisory Board in developing and introducing new products. In addition to developing and introducing new products for the domestic market, the new product group is also responsible for developing formulations and packaging for the Company's international products, as well as obtaining trademark registrations and authorizations for importation and sale of the Company's products in countries outside of the United States.

GRAPHICS AND PACKAGING EXPERTISE

    The Company's graphics design staff consists of 35 professionals who produce design concepts, artwork, graphics and copy for over 5,800 private label products for approximately 265 customers. The Company believes its graphics and packaging capabilities are an important competitive advantage in servicing the complex needs of the Company's private label customers. The graphics department occupies approximately 8,000 square feet in the Company's Carson, California headquarters facility and is equipped with modern, computer-aided design equipment and software.

    Leiner's in-house graphics capability facilitates quick turnaround times for design projects and allows the Company's customers to participate in the development and production of labeling and packaging. Leiner's customers benefit from Leiner's significant investment in computer design equipment, as well as its in-house expertise in marketing strategies and regulatory matters applicable to labels and packaging. The Company believes that the competitive advantage derived from its graphics facilities has been enhanced by the increased use of "structure/function" claims and other nutritional claims on vitamin product labels as result of DSHEA.

MANUFACTURING AND DISTRIBUTION

    MODERN FACILITIES

    Leiner's facilities consist of approximately 1.3 million square feet of plant and office facilities in seven locations and six states. The Company has the largest manufacturing capacity in the vitamin products industry and is capable of packaging over 18 billion doses each year. In April 1995, Leiner was the first vitamin product manufacturer certified as being in compliance with USP standards for manufacturing vitamin products, which became effective in January 1995. The Company's facilities were audited by an independent quality assurance laboratory and received the laboratory's highest rating category. All of the Company's manufacturing facilities also have been audited by the FDA and have been found to be in compliance with the FDA's "Current Good Manufacturing Practices for Finished Pharmaceutials" ("cGMP").

    Leiner has three manufacturing facilities located in Garden Grove, California; Chicago, Illinois; and Kalamazoo, Michigan. The primary manufacturing facility for the Company's vitamin products is its 138,500 square foot Garden Grove plant. The primary manufacturing facility for the Company's OTC pharmaceuticals is the Company's 51,250 square foot Kalamazoo plant. In the event of a catastrophic casualty to one of the Company's primary vitamin or OTC tableting facilities, the Company has the ability to shift production to other facilities. The Company operates 38 tableting machines in its Garden Grove, California facility and 23 tableting machines in its
Kalamazoo, Michigan facility. The Company operates four packaging and distribution facilities located in Carson, California; West Unity, Ohio; Madison, Wisconsin; and Sherburne, New York, occupying 471,500, 190,500, 95,500 and 10,300 square feet, respectively. These facilities are equipped with a total of 32 packaging lines.

    The Company's OTC pharmaceutical liquids manufacturing is performed at the Company's 379,000 square foot plant in Chicago, Illinois. During fiscal 1996, the Company decided to significantly reduce the size of its liquid OTC manufacturing business. Accordingly, the Company determined that certain long-lived assets with a carrying amount of $8,256,000 were impaired and wrote them down by $4,730,000 to their estimated fair values.

    The Company purchases approximately 760 different bulk raw materials which it mixes into over 420 proprietary formulations and fabricates into a wide variety of tablets, caplets and liquid products. Upon receipt by the Company, the raw materials are sampled and tested in the Company's laboratories and compared against rigid product specifications. After the bulk raw materials are tested and released, they are available to the manufacturing department where they are weighed, mixed and (in the case of tableting) compressed. Finished bulk products are then packaged or filled into a wide variety of bottle counts and labels producing over 6,200 SKUs. The Company performs comprehensive quality control procedures from the receipt of raw materials to the release of the packaged product, including extended stability and dissolution tests on the finished products. All of the Company's vitamin and OTC pharmaceutical products are manufactured according to cGMP and all of the Company's vitamin products are manufactured according to USP standards (except for products for which no USP standards have been adopted). In addition, the Company's manufacturing activities include packaging bulk products purchased from certain suppliers.

    CUSTOMER SERVICE

    The Company believes that it has an excellent reputation for customer service, which has been earned by consistently shipping complex orders complete and on time. The Company has been recognized by "vendor of the year" awards from several of the nation's leading retailers, including Albertson's, Revco, Rite-Aid, Safeway and Target. In order to enhance its customers' ability to place orders efficiently and accurately, Leiner has established an electronic data interchange ("EDI") system which links Leiner electronically with many of its customers. The most recent example of the Company's commitment to high levels of customer service and superior order fulfillment is the Company's implementation of a vendor managed inventory system ("VMI"). As part of the VMI process, the Company electronically receives sales data generated by scanning equipment at its customers' cashier stations or warehouses. Using this data, the Company monitors and automatically restocks customer inventory as needed. The
EDI and VMI systems allow paperless order placement and increase the accuracy and timeliness of order processing, while enabling the customer and the Company to decrease inventory levels without losing sales due to products being out-of-stock. In addition, by communicating customer sales data to the Company, VMI allows the Company to better anticipate customer needs and enhances the Company's ability to manage production scheduling. The Company believes that it is a leader among vitamin product manufacturers and marketers in providing advanced order processing services and expects to provide these services to an increasing number of customers. The Company also believes that its new modern manufacturing and distribution facilities provide the Company with an increased capability to respond quickly to customers' sales orders while maintaining the highest level of quality control.

    MANUFACTURING PROGRAM/COST REDUCTION

    Leiner is committed to being a low cost producer of vitamin products and OTC pharmaceuticals. In support of this commitment, Leiner has invested approximately $20.2 million since fiscal 1994 in the implementation of its Manufacturing Program with respect to its western U.S. facilities and has invested approximately $3.7 million in modern equipment for its midwestern U.S. facilities. In addition, the Company intends to invest up to approximately $10 million in low cost manufacturing equipment and distribution enhancements for its midwestern facilities.

    The XCEL Acquisition, as well as other acquisitions made by the Company prior to 1989, resulted in a number of separate facilities with overlapping functions, creating opportunities to realize manufacturing cost reductions by consolidating the acquired facilities into a smaller number of larger, more efficient units equipped with modern tableting equipment. In response to these opportunities in fiscal 1994, Leiner formulated the Manufacturing Program, which called for the consolidation and expansion of its western tablet manufacturing, packaging and distribution facilities. The Company consolidated two packaging facilities and one distribution facility into one combined operation in Carson, California, increasing the aggregate space dedicated to distribution and packaging from 266,000 to 403,000 square feet. As a result of moving packaging operations out of the Company's Garden Grove, California facility and dedicating that facility primarily to tableting, the total tableting space at Garden Grove has been expanded from 66,000 to 120,000 square feet.

    The Company has benefited from its significant investments in modern tableting and packaging equipment. The Company's newly purchased tableting presses run significantly faster than its older equipment and have reduced raw material yield loss. In addition, the new presses' advanced design and computer controls allow quicker setups and longer runs between cleanups. The newly purchased packaging equipment also runs significantly faster than the Company's older equipment and allows the Company to reduce changeover time, which increases packaging throughput and flexibility. The consolidation and consequent simplification of the Company's manufacturing system have allowed the Company to benefit from economies of scale (through increased average batch sizes) and to reduce manufacturing costs (through reduced overhead and handling associated with multiple subscale facilities). The Company has also reduced packaging changeover downtime by increased dedication of lines by bottle size.

    As a result of the Manufacturing Program, the Company's western U.S. facilities have realized the following benefits: tableting costs per 1,000 tablets have decreased approximately 12% and distribution costs as a percentage of sales have decreased 10.3%. In fiscal 1996, the Manufacturing Program in fiscal 1996 reduced tableting costs by approximately $1.0 million and reduced distribution costs by $1.5 million. The Company's western tableting capacity increased by over 135% (or 5.2 billion tablets annually) and western bottling capacity has increased by over 80% (or 45 million bottles annually). The Company believes similar opportunities to realize manufacturing cost reductions exist with respect to Leiner's midwestern facilities, and the Company plans to invest in low cost manufacturing equipment and distribution enhancements for this purpose.

PURCHASED MATERIALS

    The Company believes it is the largest purchaser of vitamin product raw materials in the United States and, as a result, receives volume discounts and other benefits that the Company believes give it a competitive advantage.

    The Company purchases certain important ingredients and products, which the Company cannot manufacture, from third party suppliers. The Company currently has supply arrangements with several suppliers of these products and believes that these products are readily available from numerous sources. However, the loss of its largest supplier would have a temporary adverse effect upon its operations.

    Although the Company's top two suppliers during fiscal 1996 provided approximately 15% and 12%, respectively, of the Company's materials purchased, the Company's raw materials are generally available from numerous sources. No other single supplier accounts for more than 10% of the Company's raw material purchases.

COMPETITION

    The markets for the Company's products are highly competitive. The Company competes on the basis of customer service, product quality, pricing and marketing support. In the vitamin product business, the

Company believes that its major competitors are Pharmavite Corp., Rexall Sundown, Inc. and NBTY, Inc. (manufacturer of Nature's Bounty vitamin products). In the OTC pharmaceutical business, the Company believes its major competitor is Perrigo Company.

    The Company sells substantially all of its vitamin products in the mass market. Although the Company does not currently participate in other channels such as health food stores, direct mail and direct sales, the Company's products may face competition from such alternative channels as more customers utilize these channels of distribution to obtain vitamin products. The mass market channel accounted for approximately 52% of all vitamin product sales in calendar year 1995.

    The Company competes with other major private label and broadline brand manufacturers, certain of which are larger and have access to greater resources than the Company. Among other factors, competition among private label manufacturers is based upon price. If one or more private label or broadline brand manufacturers significantly reduce their prices in an effort to gain market share, the Company's results of operations or market position could be adversely affected. However, the Company believes that it competes favorably with other companies because of its (i) low manufacturing costs, (ii) sales and marketing strategies, (iii) customer service (including complexity and speed of delivery) and (iv) reputation of being a quality supplier of products.

    The Company also competes with manufacturers of nationally advertised brand name products such as American Home Products, Bayer Group and Bristol Myers/Squibb, which are larger and have resources substantially greater than those of the Company. In the future, one or more of these companies could seek to compete more directly with the Company by manufacturing private label products or by significantly lowering the prices of their national brand products. The Company believes, however, that the mass-oriented manufacturing and marketing methods used by national brand manufacturers are less suited to the customized packaging and marketing requirements of private label customers, which the Company satisfies by utilizing its packaging and graphics facilities. See "-- Graphics and Packaging Expertise."

TRADEMARKS AND PATENTS

    The Company owns trademarks registered with the United States Patent and Trademark Office and/or certain countries for its 127 trademarks. In addition, the Company has applications pending for 62 trademark registrations. The Company regards its trademarks and other proprietary rights as valuable assets and believes they are important in the marketing of the Company's products. Leiner's most significant trademarks include Your Life-Registered Trademark-, Pharmacist Formula-Registered Trademark-, Proven Release-Registered Trademark-, Daily Pak-Registered Trademark-, Naturalized-Registered Trademark-, Central-Vite-Registered Trademark-, Phytograph-TM- and
Bodycology-Registered Trademark-. The Company vigorously protects its trademarks against infringement.

    The Company does not have any patents on its proprietary processes. The Company believes that it can better protect its trade secrets by maintaining the confidentiality of the relevant information as opposed to generating the public exposure inherent in the procedure of applying for patents.

ENVIRONMENTAL

    The Company is subject to various federal, state and local environmental laws and regulations. The costs of complying with such laws and regulations have not been, and are not expected to be, material to the business of the Company.

GOVERNMENT REGULATION

    The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the FTC and the CPSC. The activities are also regulated by various agencies of the states and localities in which the Company's products are sold. In addition, the Company manufactures and markets certain of its products in compliance with the guidelines promulgated by voluntary standard organizations, such as the USP.

    FDA

    The United States Food and Drug Administration ("FDA") exercises authority over three aspects of the Company's business: (i) the labeling and marketing of dietary supplements, (ii) the labeling and marketing of OTC pharmaceuticals and
(iii) the operation of its manufacturing and packaging facilities.

    DIETARY SUPPLEMENTS. The Dietary Supplement Health and Education Act of 1994 (DSHEA) was enacted on October 25, 1994 and amends the Federal Food, Drug and Cosmetic Act to (i) define supplements, (ii) improve the process for introducing new dietary ingredients, (iii) permit "nutritional support" claims for all vitamin products, including herbal products and other nutritional supplements, and (iv) permit the use of published literature in the sale of vitamin products. Dietary supplements are regulated as foods under DSHEA and the FDA is prohibited from regulating the dietary ingredients in supplements as food additives, or the supplements as drugs unless product claims trigger drug status.

    DSHEA provides for specific nutritional labeling requirements for dietary supplements. The FDA has proposed the form of these requirements, which are proposed to become effective January 1, 1998. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, including describing the positive effects on general well-being from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. In addition, DSHEA also authorizes the FDA to promulgate current good manufacturing practices specific to the manufacture of dietary supplements, to be modeled after food current good manufacturing practices. The Company currently manufactures its dietary supplement products pursuant to the more detailed OTC pharmaceutical current good manufacturing practices.

    The FDA has begun proposing regulations to implement DSHEA. The Company cannot determine what effect such regulations, when promulgated, will have on its business in the future. Regulations in the form currently proposed by the FDA will likely require, among other things, expanded or different labeling. In addition, regulations promulgated by the FDA in the future could significantly limit certain provisions of DSHEA that are beneficial to the sales of vitamin products. See "Risk Factors -- Potential For Increased Government Regulation."

    The Nutrition Labeling and Education Act of 1990 (the "NLEA"), in part modified by DSHEA, requires the FDA to establish regulations (i) governing nutrition labeling of all foods, including dietary supplements, (ii) regulating the use of nutrient content descriptors (e.g., "high" or "low") and (iii) establishing permitted health claims. The FDA issued final regulations under the NLEA in January 1993. A limited number of Company's vitamin products are foods subject to all of the January 1993 NLEA regulations; most Company's vitamin products are dietary supplements subject to the health claim regulations only.

    Based on the changes to the NLEA effected by DSHEA, the FDA has proposed new dietary supplement regulations (i) adopting standard formats for nutrition information on dietary supplement labels and (ii) applying existing approved and proposed new descriptors to dietary supplements. Under the current FDA proposal, the nutrition information and descriptor regulations for dietary supplements would apply to packages labeled on or after January 1, 1998. Previously labeled packages could be sold through the distribution chain. The health claim regulations took effect for packages labeled, or claims made, after July 1, 1994. While packages labeled before July 1, 1994 are protected from charges under the NLEA for making unapproved health claims, the FDA is not prevented from using these health claims to allege that the relevant product is a drug and, therefore, is subject to applicable drug regulations. The Company has established accounting reserves in connection with the anticipated cost of complying with the new regulations, which the Company believes are adequate.

    The Company cannot determine what effect the FDA's future regulations, when and if promulgated, would have on its business in the future. Such regulations could, however, among other things, require expanded documentation of the properties of certain products, or scientific substantiation regarding ingredients, product claims or safety. In addition, the Company cannot predict whether new legislation regulating the Company's activities will be enacted, or what the effect any such legislation would have on the Company's business.

    OTC PHARMACEUTICALS. FDA regulation of OTC pharmaceuticals takes two forms. Most of the Company's OTC pharmaceutical products are governed by FDA monographs covering well-known ingredients and specifying, among other things, permitted claims, required warnings and precautions, allowable combinations of ingredients and dosage levels. Marketing a product governed by a monograph or pending monograph requires no prior approval of the FDA, only compliance with the applicable monograph. Monographs may be changed from time to time requiring formulation, packaging or labeling changes for an affected product. While such changes may cause the Company to incur costs to comply with such changes, disruption of distribution or material obsolescence of inventory due to any such changes is not likely.

    In the future, the Company may desire to market as over-the-counter products previously "prescription only" pharmaceutical ("RxOTC switch products"), which require FDA approval before the products can be marketed. The marketing of such products by the Company will require that the Company obtain FDA approvals or arrange to obtain such products from manufacturers that have obtained FDA approval. In addition, the Drug Price Competition & Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments to the Federal Food, Drug, and Cosmetic
Act) gives a three-year period of marketing exclusivity to a company that obtains FDA approval of a switch requiring clinical evidence of effectiveness of the OTC pharmaceutical dose. Unless Leiner establishes relationships with such companies having exclusive marketing rights, the Company's ability to market RxOTC switch products and offer its customers products comparable to national brand products would be delayed until the expiration of the exclusivity granted to the company initiating such a switch. There can be no assurance that, in the event that the Company applies for FDA approvals, the Company would obtain such approvals to market RxOTC switch products or, alternatively, that the Company would be able to obtain such products from other manufacturers.

    MANUFACTURING AND PACKAGING. All facilities where foods (including dietary supplements) and pharmaceuticals are manufactured, packed, warehoused, or sold must comply with the FDA manufacturing standards applicable to that type of product. All of the Company's products are manufactured according to cGMP. The failure of a facility to be in compliance may lead to a breach of representations made to private label customers or to regulatory action against the products made in that facility, including seizure, injunction or recall. The Company believes that its facilities are in compliance in all material respects with cGMP and other applicable requirements for each facility.

    CPSC

    The United States Consumer Product Safety Commission ("CPSC") has authority, under the Poison Prevention Packaging Act, to designate those products, including vitamin products and OTC pharmaceuticals, that require child resistant closures to help reduce the incidence of poisonings. The CPSC has adopted regulations requiring numerous OTC pharmaceuticals and iron-containing dietary supplements to have such closures, and has adopted rules on the testing of such closures by both children and adults. The Company, working with its packaging suppliers, believes that it is in compliance with all CPSC requirements.

    FTC

    The United States Federal Trade Commission ("FTC") exercises primary jurisdiction over the advertising and other promotional practices of food and OTC pharmaceutical marketers, and has concurrent jurisdiction with the FDA over the advertising and promotional practices of marketers of dietary supplements. The FTC has historically applied a different standard to health-related claims than the FDA; the FTC has applied a "substantiation standard," which is less restrictive than the standard under the NLEA. The FTC NLEA enforcement policy uses FDA regulations as a baseline (and safe harbor) and permits (i) nutrient content descriptions that are reasonable synonyms of FDA-permitted terms, and
(ii) qualified health claims not approved by FDA where adequate substantiation exists for the qualified or limited claims.

    STATE REGULATION

    All states regulate foods and drugs under local laws that parallel federal statutes. Because the NLEA gave the states the authority to enforce many labeling prohibitions of the Federal Food, Drug, and Cosmetic Act, after notification to the FDA, the Company and other dietary supplement manufacturers may be subject to increasing state scrutiny for NLEA compliance, as well as increasing FDA review.

    The Company's operations and products are also subject to special state laws, such as the California Safe Drinking Water and Toxic Enforcement Act (commonly known as "Proposition 65"). Under Proposition 65, chemicals are subject to being identified by the State of California as carcinogens or reproductive toxicants.

    For several years the California Attorney General's Office has been investigating the Proposition 65 implications of the presence of minute amounts of lead in the calcium supplement products sold by the Company and others in the industry. Lead is a listed chemical under Proposition 65. Subject to certain exceptions and defenses, some of which the Company believes are applicable to it, a person who knowingly and intentionally exposes another to a listed chemical is subject to enforcement proceedings, including substantial civil penalties, unless an adequate warning is provided. Neither the Company nor other members of the industry have been providing such warnings. The Company's calcium products comply with all federal regulations governing lead content.

    The Company has cooperated with the Attorney General's investigation, which the Company understands is in its final stages. It is uncertain whether the Attorney General will take any enforcement action under Proposition 65 or what form any enforcement action would take. Under certain circumstances, private plaintiffs are permitted to file enforcement actions against those who are alleged to be violating Proposition 65, even if the Attorney General has declined to act. The Company does not believe that the resolution of this matter will have a material adverse effect on the Company.

    USP
    The United States Pharmacopoeial Convention, Inc. is a non-governmental, voluntary standard-setting organization. Its drug standards are incorporated by reference into the Federal Food, Drug, and Cosmetic Act as the standards that must be met for the listed drugs, unless compliance with those standards is specifically disclaimed. USP standards exist for most OTC pharmaceuticals. The FDA requires USP compliance as part of cGMP.

    The USP began adopting standards for vitamin and mineral dietary supplements in 1994. These standards cover composition (both of nutrient ingredient combinations, and "other ingredients," i.e., those used as binders, fillers, colorants, or other incidental ingredients), disintegration and dissolution requirements, and cGMP requirements. The USP promulgated disintegration and dissolution standards that became requirements of USP compliance in 1995. While USP standards in this area are voluntary, and not incorporated into federal law, customers of the Company may demand that products they are supplied meet these standards. In addition, the FDA may in the future require compliance, or such a requirement may be included in new dietary supplement legislation. All of the Company's vitamin products (excluding certain of its vitamin products for which no USP standards have been adopted) comply with existing USP standards.

LEGAL PROCEEDINGS AND PRODUCT LIABILITY

    Due to a strong epidemiological link between the ingestion of L-Tryptophan and a blood disorder known as eosinophilia myalgia syndrome ("EMS") discovered in 1989, numerous manufacturers, distributors, suppliers, importers, and retailers of L-Tryptophan or products containing L-Tryptophan are or were defendants in an estimated 2,000 actions brought in federal or state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing L-Tryptophan. As of May 13, 1996, the Company and/or certain of its customers, many of whom have tendered their defense to the Company, had been named in approximately 650 lawsuits of which approximately 640 have been settled. There has been no indication that EMS was caused by any formulation or manufacturing fault of the Company and extensive evidence now indicates that some shipments from a single raw material supplier may have caused the illness. As a result of the Defense and Indemnification Agreement described below, to date the Company has not been required to make any payments towards the cost of defense or settlement for any of these lawsuits.

    The Company and certain other companies in the industry, including distributors, wholesalers and retailers (the "Indemnified Group"), have entered into an agreement (the "Defense and Indemnification Agreement") with the Company's supplier of bulk L-Tryptophan, Showa Denko America, Inc. (the "Supplier"), under which the Supplier, a U.S. subsidiary of a major Japanese corporation, Showa Denko K.K., has assumed the defense of all claims against the Indemnified Group arising out of the ingestion of L-Tryptophan products and has agreed to pay the legal fees and expenses in that defense. The Supplier has agreed to indemnify the Indemnified Group against any judgments and to fund settlements arising out of those actions and claims if it is determined that a cause of the injuries sustained by the plaintiffs was a constituent in the bulk material sold by the Supplier to the Indemnified Group, except for certain claims relating to punitive damages. To date, the Supplier has funded all settlements and paid all legal fees and expenses incurred by the Indemnified Group.

    Of the remaining ten cases, management of the Company does not expect that the Company will be required to make any material payments in connection with their resolution by virtue of the Defense and Indemnification Agreement. Accordingly, no provision has been made in the Company's Consolidated Financial Statements for any loss that may result from the remaining actions. In the event that the Supplier ceases to honor the Defense and Indemnification Agreement, the Company has product liability insurance which it believes will provide adequate coverage for any remaining liability for compensatory damages, legal defense costs and, in certain states, punitive damages, in each case, arising from its sales of the L-Tryptophan, subject to deductibles not to exceed $900,000 in the aggregate. Although it is possible that the Company or its customers could be named as defendants in new lawsuits, the Company has been advised by its legal advisors that, in addition to the indemnification provided under the Defense and Indemnification Agreement, the Company would likely be able to defend against such lawsuits on the basis of an expired statute of limitations.

    The Company is currently engaged in various other legal actions and governmental proceedings, and, although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions and proceedings when taking into consideration the Company's product liability coverage, will not have a material adverse impact on its financial position.

    The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that, among other things, the use of its products results in injury. With respect to product liability coverage, the Company currently has an aggregate of $47.0 million of insurance coverage, including primary products liability and umbrella liability coverage with deductibles of
(i) in the case of OTC pharmaceuticals, $100,000 per claim subject to an annual, aggregate deductible limit of $1.0 million and (ii) in the case of vitamin and all other products, $100,000 per claim, subject to an annual, aggregate deductible limit of $1.0 million.

PROPERTIES

    The following table sets forth the location, square footage and ownership interest in each of the Company's principal facilities. See " -- Manufacturing and Distribution" for a description of the Company's ongoing consolidation program.

                                                                            APPROX.    LEASED OR
      LOCATION                         TYPE OF FACILITY                   SQUARE FEET    OWNED
- ---------------------  -------------------------------------------------  -----------  ---------
Carson, CA             Packaging, distribution and corporate offices         471,500   Leased
Garden Grove, CA       Manufacturing                                         138,500   Leased
Chicago, IL            Manufacturing                                         379,000   Owned
Kalamazoo, MI          Manufacturing                                          51,250   Owned
West Unity, OH         Packaging and distribution                            190,500   Leased
Sherburne, NY          Packaging and distribution                             10,300   Owned
Madison, WI            Packaging and distribution                             95,500   Owned

    The Company believes that its facilities and equipment generally are well maintained and in good operating condition.

EMPLOYEES

    As of March 31, 1996, the Company had approximately 1,185 full-time employees. Approximately 215 employees were engaged in executive or administrative capacities and approximately 970 employees were engaged in manufacturing, packaging or distribution. In addition, the Company employs approximately 660 temporary employees. The large number of temporary employees gives the Company significant flexibility to adjust staffing levels in response to seasonal fluctuations in demand. None of the Company's employees is represented by a collective bargaining unit. The management of the Company considers its relations with its employees to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth the name, age at March 31, 1996, and positions of each person who is a director or executive officer of the Company. Effective as of March 31, 1994, each executive officer of LHP was appointed to serve as an executive officer of Leiner Health Products Group Inc. Unless otherwise indicated, each executive officer of Leiner Health Products Group Inc. holds identical executive officer positions with LHP, Leiner Health Products Group Inc.'s sole operating subsidiary, as he or she does with Leiner Health Products Group Inc. Officers serve at the discretion of the board of directors.

              NAME                   AGE                           POSITION
- --------------------------------     ---     ----------------------------------------------------
Francis C. Rooney, Jr. (a)(b)        74      Director; Chairman of the Board*
Robert M. Kaminski (a)               45      Director; Chief Executive Officer
Gale K. Bensussen                    49      Director; President
David F. Brubaker                    51      Director; Chairman and Founder of LHP
Kevin J. Lanigan                     49      Executive  Vice  President   and  Chief   Operations
                                              Officer
Diane J. Beardsley                   41      Senior  Vice President, Chief  Financial Officer and
                                              Treasurer
Stanley J. Kahn                      43      Senior Vice President - Sales
Howard L. Clark (c)                  80      Director
Hamish Maxwell (c)                   69      Director
Carl M. Mueller (b)                  75      Director

- -------------------
 *  Holds position with Leiner Health Products Group Inc. only.

(a) Member of the Executive Committee.

(b) Member of the Compensation Committee.

(c) Member of the Audit Committee.

    The principal occupations and positions for at least the past five years of each of the directors and executive officers of the Company are as follows:

    Francis C. Rooney, Jr., has been a Director and Chairman of the Board of Directors of the Company since June 1992. Since November 1990, Mr. Rooney has been Chairman and Chief Executive Officer of H.H. Brown Shoe Co. From 1975 to 1987, Mr. Rooney was Chairman and Chief Executive Officer of Melville Corporation. From 1964 to 1975, Mr. Rooney was President and Chief Executive Officer of Melville Corporation.

    Robert M. Kaminski has been a Director of the Company since June 1992 and Chief Executive Officer of the Company since March 1994. He has been Chief Executive Officer of LHP since May 1992. From 1988 to 1992, Mr. Kaminski was Chief Operating Officer of the Predecessor Company and from 1982 to 1988, he was Vice President - Sales of the Predecessor Company. Mr. Kaminski joined the Predecessor Company in 1978.

    Gale K. Bensussen has been a Director of the Company since June 1992 and President of the Company since March 1994. He has been a Director of LHP since June 1992 and President of LHP since May 1992. Mr. Bensussen was Senior Vice President Marketing and Corporate Development of the Predecessor Company from May 1991 to May 1992. From July 1988 to May 1991, Mr. Bensussen was Senior Vice President - Sales and Marketing of the Predecessor Company. Mr. Bensussen joined the Predecessor Company in 1974.

    David F. Brubaker became a Director of the Company in June 1992. He became Chairman and Founder of LHP in May 1992. From 1984 to 1992, Mr. Brubaker was President of the Predecessor Company. In 1973, Mr. Brubaker founded the vitamin division of P. Leiner & Sons America, which ultimately became LHP.

    Kevin J. Lanigan became Executive Vice President and Chief Operations Officer of the Company in March 1994 and of LHP in May 1992. From 1986 to 1992, Mr. Lanigan was Senior Vice President - Operations Planning of the Predecessor Company and, from 1979 to 1986, was Vice President - Operations. Before joining the Predecessor Company in 1973, he held various engineering positions in the aerospace industry.

    Diane J. Beardsley became Senior Vice President and Chief Financial Officer of the Company in March 1994 and of LHP in May 1992. From November 1988 to 1992, Ms. Beardsley was Vice President - Chief Financial Officer of the Predecessor Company and, from April 1988 to November 1988, was Corporate Controller of the Predecessor Company. Ms. Beardsley joined a subsidiary of the Predecessor Company as Controller in 1986.

    Stanley J. Kahn became Senior Vice President - Sales of the Company in March 1994 and of LHP in May 1992. From September 1989 to 1992, Mr. Kahn was Vice President - Sales of the Predecessor Company and, from July 1988 to September 1989, was Vice President - Business Development. Mr. Kahn was National Key Account Manager from 1985 to 1988. Mr. Kahn joined the Predecessor Company in 1980 as Regional Sales Manager.

    Howard L. Clark has been a Director of the Company since June 1992. Mr. Clark was Chief Executive Officer of American Express Company from 1960 to 1977, first as President and then as Chairman of the Board. Mr. Clark is also a director of Fund American Enterprises, Inc.

    Hamish Maxwell has been a Director of the Company since June 1992. Mr. Maxwell was Chairman of the Executive Committee of the Board of Directors of Philip Morris Companies Inc. ("Philip Morris") from September 1991 to April 1995. He was Chairman and Chief Executive Officer of Philip Morris from 1984 until his retirement in 1991. Mr. Maxwell is also a director of Bankers Trust New York Corporation, The News Corporation Limited and Sola International Inc.

    Carl M. Mueller became a Director of the Company in June 1992. Mr. Mueller was Vice Chairman of Bankers Trust Company from 1977 to June 1985. Mr. Mueller is also a director of Teltrend Inc.

    The Company's directors hold office until the next annual meeting of stockholders or until their respective successors are duly elected and qualified. The Company will pay each director who is not an employee of the Company or AEA a fee of $5,000 per year for services as a director, except for the Chairman of the Board of Directors, who receives an annual fee of $25,000, plus $500 for each meeting of the board of directors attended, plus reasonable travel expenses.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation of each of the Company's chief executive officer and the four most highly paid executive officers (other than the chief executive officer) (collectively, the "named executive officers") for fiscal 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                                     LONG TERM
                                                                                                   COMPENSATION
                                                                                                      AWARDS
                                                                ANNUAL COMPENSATION (1)            -------------
                                                      -------------------------------------------   SECURITIES
                                                                                    OTHER ANNUAL    UNDERLYING
                                                         SALARY          BONUS      COMPENSATION      OPTIONS
NAME AND PRINCIPAL POSITION                                ($)          ($)[*]           ($)            (#)
- ----------------------------------------------------  -------------  -------------  -------------  -------------
Robert M. Kaminski .................................
   Chief Executive Officer                            $     384,500                      --
Gale K. Bensussen ..................................
   President                                                237,500                      --
David F. Brubaker ..................................
   Chairman and Founder of LHP                              376,000                      --
Kevin J. Lanigan ...................................
   Executive Vice President                                 198,000                      --
Stanley J. Kahn ....................................
   Senior Vice President                                    237,500                      --

- -------------------
(1) The compensation described in this table does not include medical and group life insurance received by the named executive officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits received by the named executive officers, the value of which does not exceed the lesser of $50,000 or 10% of any such officer's total salary and bonus disclosed in this table.

[ * Fiscal 1996 bonuses were not determined as of the date of this Prospectus.]

    The following table sets forth the stock option grants to each of the named executive officers for fiscal 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                          INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                                        -----------------------------------------------------    VALUE AT ASSUMED
                                                         % OF TOTAL                              ANNUAL RATES OF
                                          NUMBER OF        OPTIONS                                 STOCK PRICE
                                          SECURITIES     GRANTED TO                              APPRECIATION FOR
                                          UNDERLYING      EMPLOYEES    EXERCISE                    OPTION TERM*
                                           OPTIONS        IN FISCAL      PRICE    EXPIRATION   --------------------
NAME                                     GRANTED (#)        YEAR        ($/SH)       DATE        5%($)     10%($)
- --------------------------------------  --------------  -------------  ---------  -----------  ---------  ---------
Robert M. Kaminski....................
Gale K. Bensussen.....................
David F. Brubaker.....................
Kevin J. Lanigan......................
Stanley J. Kahn.......................

- -------------------
* Sets forth potential option gains based on assumed annualized rates of stock price appreciation from the exercise price at the date of grant of 5% and 10% (compounded annually) over the full term of the grant with appreciation determined as of the expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission, and do not represent the Company's estimate or projection of future Common Stock prices.

    The following table sets forth the stock option exercises for the fiscal year ended March 31, 1996 and the stock option values as of March 31, 1996, in each case, for each of the named executive officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                     AND OPTION VALUES AS OF MARCH 31, 1996

                                                               NUMBER OF SECURITIES         VALUE OF UNSECURED
                                                              UNDERLYING UNEXERCISED           IN-THE-MONEY
                                                                OPTIONS AT FISCAL           OPTIONS AT FISCAL
                                      SHARES                         YEAR-END                    YEAR-END
                                     ACQUIRED      VALUE               (#)                         ($)*
                                    ON EXERICSE  REALIZED   --------------------------  --------------------------
NAME                                    (#)         ($)     EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- ----------------------------------  -----------  ---------  -----------  -------------  -----------  -------------
Robert M. Kaminski................
Gale K. Bensussen.................
David F. Brubaker.................
Kevin J. Lanigan..................
Stanley J. Kahn...................

- -------------------
* Sets forth values for "in the money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the value of the Company's Common Stock as of March 31, 1996 based on an assumed public offering price of $15.00 per share.

SEVERANCE ARRANGEMENTS

    In November 1991, the Predecessor Company entered into certain severance arrangements with members of the Company's senior management, pursuant to which the Company will pay severance benefits if the individual's employment is terminated by the Company other than for cause or if the individual resigns his or her employment with the Company for good reason.

    The severance benefits provided to each of Robert M. Kaminski, Gale K. Bensussen, David F. Brubaker and Stanley J. Kahn include (a) a lump-sum severance payment equal to the sum of (i) one year's base salary, plus (ii) any annual individual performance bonus or targeted commission, both as in effect at the time of the termination or resignation; (b) outplacement assistance at the Company's expense, up to a maximum cost to the Company of $20,000; and (c) any rights under applicable Company plans or programs, including but not limited to stock option and incentive plans, as may be determined pursuant to the terms of such plans or programs. The severance benefits provided to Kevin J. Lanigan include a lump-sum severance payment equal to three times the sum of one year's base salary plus any annual individual performance bonus or targeted commission, both as in effect at the time of termination or resignation, as well as the benefits described in clauses (b) and (c) above; subject to certain limitations to the extent that the Company determines that the foregoing benefits would not be deductible by the Company because such payments constitute an "excess parachute payment" (as defined in section 280G of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code")).

STOCK OPTION PLAN

    GENERAL.   The board  of directors adopted the  Leiner Health Products Group
Inc. Stock Option Plan (the "Stock Option Plan") on        , 1996, effective  as
of               . The Stock Option  Plan is an amendment and restatement of the
Company's original stock option plan. The Stock Option Plan is designed to help the Company and its subsidiaries attract and retain skilled individuals for key positions within the Company and its subsidiaries by permitting the Company to offer such individuals the opportunity to acquire an equity interest in the Company. To date, the Committee has not determined to grant any options under the Stock Option Plan; however, it may do so in the future.

    SUMMARY OF STOCK OPTION PLAN. The following summary description of the principal terms of the Stock Option Plan does not purport to be complete and is qualified in its entirety by the full text of the Stock Option Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    Pursuant to the Stock Option Plan, key employees of the Company will be eligible to receive awards of stock options in consideration for services performed for the Company. Currently, there are approximately 25 persons eligible to receive awards under the Stock Option Plan. Options granted under the Stock Option Plan may be either nonqualified stock options or "incentive stock options," within the meaning of section 422 of the Internal Revenue Code.

    The Company has authorized shares of Common Stock for issuance of awards under the Stock Option Plan (subject to antidilution and similar adjustments). As of March 31, 1996, options for the purchase of shares of Common Stock were outstanding, including options to purchase shares granted to employees in fiscal 1996. Information concerning option grants to certain executive officers under the Stock Option Plan during the year ended March 31, 1996 is set forth in the table entitled "Option Grants in Last Fiscal Year."

    The Stock Option Plan will be administered by a committee consisting of at least two members of the Board (the "Committee"). Initially, the Compensation Committee shall act as the Committee. Subject to the provisions of the Stock Option Plan, the Committee will determine when and to whom options will be granted, the number of shares covered by each option award and the terms and provisions applicable to each option; provided, however, that the Committee may
not  award options to  any employee with respect  to more than         shares of
Common Stock in any fiscal year during the term of the Stock Option Plan. Awards may be made under the Stock Option Plan to such key employees of the Company as the Committee in its sole discretion shall decide. The Committee may interpret the Stock Option Plan and may at any time adopt such rules and regulations for the Stock Option Plan as it deems advisable.

    An option may be granted on such terms and conditions as the Committee may approve, provided that all options must be granted with an exercise price equal to the fair market value of the underlying shares as of the date of grant (110% in the case of incentive stock options granted to a "ten percent shareholder" (as defined in section 422 of the Internal Revenue Code)). Payment of the option exercise price may be made by a certified or official bank check or, subject to Committee consent, by the surrender of shares of Common Stock that had been owned by the optionee for at least six months prior to the date of exercise. Unless the Committee otherwise provides in the agreement evidencing the grant of an option, an option becomes exercisable with respect to 25% of the underlying shares on the date of grant, and with respect to an additional 25% on each of the first three anniversaries of the date of grant. Each option shall be for such term as the Committee shall determine, provided that no incentive stock option shall have a term of greater than ten years (five years in the case of an incentive stock option granted to a "ten percent shareholder"). Unless otherwise determined by the Compensation Committee, in the event of certain change of control transactions with respect to the Company, all outstanding options shall vest and, upon exercise, entitle the holder thereof to receive the same amount and kind of stock, securities, cash, property or other consideration that each holder of a share of Common Stock was entitled to receive in such transaction. Prior to the Offering there has been no public market for the Common Stock.

    The board of directors may at any time and from time to time suspend, amend, modify or terminate the Stock Option Plan; provided, however, that, to the extent required by Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or any other law, regulation or stock exchange rule, no such change shall be effective without the requisite approval of the Company's stockholders. In addition, no such change may adversely affect any award previously granted, except with the written consent of the grantee.

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to options awarded under the Stock Option Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

    An optionee will not recognize any taxable income upon the grant of a nonqualified option and the Company will not be entitled to a tax deduction with respect to such grant. Upon exercise of a nonqualified option, the excess of the fair market value of the Common Stock on the exercise date over the exercise price will be taxable as compensation income to the optionee. Subject to the optionee including such excess amount in income or the Company satisfying applicable reporting requirements, the Company should be entitled to a tax deduction in the amount of such compensation income. The optionee's tax basis for the Common Stock received pursuant to such exercise will equal the sum of the compensation income recognized and the exercise price.

    In the event of a sale of Common Stock received upon the exercise of a nonqualified option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such Common Stock was more than one year.

    Generally, an optionee should not recognize taxable income at the time of grant or exercise of an incentive stock option and the Company should not be entitled to a tax deduction with respect to such grant or exercise. The exercise of an incentive stock option generally will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

    A sale or other disposition by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the incentive stock option should result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain or loss to the optionee with no deduction being allowed to the Company. Upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the transfer of the shares to the optionee or within two years after the date of grant of the incentive stock option (including the delivery of such shares in payment of the exercise price of another incentive stock option within such period), any excess of (a) the lesser of (i) the fair market value of the shares at the time of exercise of the option and (ii) the amount realized on such disqualifying sale or other disposition of the shares over (b) the exercise price of such shares, should constitute ordinary income to the optionee and the Company should be entitled to a deduction in the amount of such income. The excess, if any, of the amount realized on a disqualifying sale over the fair market value of the shares at the time of the exercise of the option generally will constitute short-term or long-term capital gain and will not be deductible by the Company. Special rules may apply to optionees who are subject to section 16 of the Securities Exchange Act of 1934.

    Under certain circumstances the accelerated vesting or exercise of options in connection with a change of control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of section 280G of the Internal Revenue Code. To the extent it is so considered, the optionee may be subject to a 20% excise tax and the Company may be denied a tax deduction.

    Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the Company on the last day of the taxable year. Compensation attributable to options granted under the Company's Stock Option Plan should not be subject to such deduction limitations.

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

    Francis C. Rooney, Jr., Charles F. Baird, Jr. and Carl M. Mueller served on the Company's Compensation Committee during fiscal 1996. Mr. Baird also served as an officer of the Company during fiscal 1996. Mr. Baird no longer serves as an officer or director of the Company.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock (i) immediately prior to the Offering, giving effect to the Recapitalization and (ii) as adjusted to reflect the sale of shares of Common Stock pursuant to the Offering (a) by each person or entity who is known to the Company to be the beneficial owner of more than 5% of the Common Stock after the Offering, (b) by each named executive officer and director of the Company and (c) by all directors and executive officers as a group. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                                                              PERCENTAGE OF
                                                                              COMMON STOCK       PERCENTAGE OF
                                                        NUMBER OF SHARES       OUTSTANDING       COMMON STOCK
                                                          BENEFICIALLY           BEFORE        OUTSTANDING AFTER
NAME                                                       OWNED (1)          OFFERING (1)       OFFERING (1)
- ----------------------------------------------------  --------------------  -----------------  -----------------
5% STOCKHOLDERS

NAMED EXECUTIVE OFFICERS AND DIRECTORS
Robert M. Kaminski (2)..............................
Gale K. Bensussen (3)...............................
David F. Brubaker (4)...............................
Kevin J. Lanigan (5)................................
Stanley J. Kahn (6).................................
Francis C. Rooney, Jr...............................
Howard L. Clark.....................................
Hamish Maxwell......................................
Carl M. Mueller.....................................
All directors and executive officers
  (10 persons) (7)..................................

- -------------------
 * The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.

(1) For purposes of this table, information as to the shares of Common Stock (a) assumes that the Underwriters' over-allotment option is not exercised and
    (b) does not give effect to purchases, if any, by such persons or entities in the Offering. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after April 30, 1996. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this Prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes   shares issuable upon the exercise of options that are exercisable within 60 days after April 30, 1996.

(3) Includes   shares issuable upon the exercise of options that are exercisable within 60 days after April 30, 1996.

(4) Includes   shares issuable upon the exercise of options that are exercisable within 60 days after April 30, 1996.

(5) Includes   shares issuable upon the exercise of options that are exercisable within 60 days after April 30, 1996.

(6) Includes   shares issuable upon the exercise of options that are exercisable within 60 days after April 30, 1996.

(7) Includes   shares issuable upon the exercise of options that are exercisable within 60 days after April 30, 1996.

                              CERTAIN TRANSACTIONS

OWNERSHIP OF REDEEMABLE PREFERRED STOCK AND COMMON STOCK

    On December 10, 1993 and in connection with the closing of the Credit Agreement, AEA purchased 10,000 shares of Redeemable Preferred Stock for an aggregate purchase price of $9 million. The Redeemable Preferred Stock will be redeemed for approximately $11.9 million, including accrued dividends, with a portion of the net proceeds of the Offering. See "Use of Proceeds."

    The following table sets forth the amounts paid by (a) the named executive officers and (b) all directors and executive officers as a group for the Common Stock they held immediately prior to the Offering and the value of such persons' continuing investment in the Company's Common Stock.

                                                              INVESTMENT IN COMMON   COMMON STOCK HELD
                                                                     STOCK           AFTER OFFERING (A)
                                                              --------------------  --------------------
INVESTOR                                                        #(B)       $(C)       #(B)       $(C)
- ------------------------------------------------------------  ---------  ---------  ---------  ---------
Robert M. Kaminski..........................................
Gale K. Bensussen...........................................
David F. Brubaker...........................................
Kevin J. Lanigan............................................
Stanley J. Kahn.............................................
All directors and executive officers (10 persons)...........

- -------------------
(a) Assumes an initial public offering price of $15.00 per share.

(b) With respect to executive officers of the Company, includes the number of shares purchased in connection with the LHP Acquisition and shares purchasable pursuant to stock options exercisable within 60 days of April 30, 1996.

(c) Includes the exercise price of stock options exercisable within 60 days of April 30, 1996.

OTHER TRANSACTIONS

    On May 4, 1992, upon consummation of the LHP Acquisition, the Company paid a fee of $1.5 million plus expenses to AEA for negotiating the LHP Acquisition with the Predecessor Company and arranging the financing for the LHP Acquisition.

    On May 4, 1992, the Company and AEA entered into a management agreement, pursuant to which AEA has provided management, consulting and financial services to the Company for an annual professional service fee of $350,000 plus expenses. The Company believes that the fees paid to AEA for these services are comparable to fees that would be paid to unaffiliated third parties for similar services. Upon consummation of the Offering, the Company and AEA expect to terminate the management agreement. In connection with the termination of the management agreement, the Company will pay AEA a termination fee of $1.5 million.

    The Company receives the benefit of volume discounts for certain office services and supplies made available to various companies associated with AEA pursuant to arrangements managed by a subsidiary of AEA.

    The Company has entered into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided for in the Company's Certificate of Incorporation and By-Laws.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The summaries contained herein of certain provisions of the material indebtedness of LHP do not purport to be complete and are qualified in their entirety by reference to the various agreements which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined have the meanings ascribed thereto in the various agreements.

THE CREDIT AGREEMENT

    LHP is a party to a credit agreement, dated as of December 10, 1993 and amended as of September 30, 1994, February 26, 1996 and June , 1996 (as amended, the "Credit Agreement"), with various financial institutions party thereto (the "Lenders") and The Bank of Nova Scotia ("Scotiabank"), as agent for the Lenders.

    The Credit Agreement, which expires on June 30, 1998, consists of revolving loan commitments and letters of credit commitments issued by the respective Lenders, and a swing line loan commitment provided by Scotiabank. The maximum amount which, at any one time, may be outstanding under revolving loans and under swing line loans and which may be undrawn and available under all issued and outstanding letters of credit (the "Total Commitment Amount") may not exceed the lesser of (i) the revolving loan commitment amount then in effect (currently $55 million) or (ii) 80% of specified accounts receivable plus 50% of specified inventory (at March 31, 1996, $83.8 million). Neither the amount which may be undrawn and available under all issued and outstanding letters of credit at any one time nor the amount which may be borrowed under swing line loans may exceed $5 million. As of March 31, 1996, the amount of outstanding revolving loans and outstanding swing line loans was $42.8 million and $0 million, respectively, and no letters of credit were outstanding.

    LHP may elect that revolving loans made under the Credit Agreement bear interest at a rate equal to either (i) a fluctuating rate ("Base Rate Loans") determined by reference to the Scotiabank Alternate Base Rate plus a margin of between 0% and 1.25% (based on LHP's ratio of Consolidated Debt to Total Capital) or (ii) a rate fixed for the applicable interest period selected by LHP of one, two, three or six months, determined by reference to the LIBO Rate
(Reserve Adjusted) plus a margin of between 1.50% and 2.25% (based on LHP's ratio of Consolidated Debt to Total Capital). Swing line loans may be made as Base Rate Loans only. At March 31, 1996, the $42.8 million outstanding under the Credit Agreement bore interest at the weighted average of 8.2% per annum.

    The Credit Agreement requires that LHP prepay the outstanding principal amount of the Loans in an aggregate amount equal to (i) a portion (allocated between the Lenders under the Credit Agreement and the holders of the Senior Notes) of net proceeds received by LHP or its Subsidiaries from certain asset sales and (ii) the principal amount of any voluntary prepayment of the Senior Notes. LHP's obligations under the Credit Agreement are guaranteed by PLI Holdings Inc. ("Holdings") and will be guaranteed by any subsequently formed or acquired United States subsidiaries of LHP. In addition, the obligations of LHP under the Credit Agreement are secured by (i) a security interest in all the issued and outstanding shares of capital stock of LHP, (ii) intercompany notes and (iii) all or a portion of the capital stock of certain subsidiaries.

    AFFIRMATIVE AND NEGATIVE COVENANTS. The Credit Agreement contains a number of covenants including, among others, covenants restricting the ability of LHP (and, in some cases, its Subsidiaries, if any) to incur indebtedness or make guarantees, enter into transactions with affiliates, engage in businesses unrelated to the manufacture, marketing or distribution of vitamins, minerals, nutritional supplements and over-the-counter drugs, create liens, make certain investments or loans or effect certain transactions such as consolidations or sales of assets other than in the ordinary course of business and other transactions. The Credit Agreement also restricts the ability of LHP to declare or pay any dividend or distribution on capital stock of LHP or on warrants, options or other rights with respect to capital stock of LHP or redeem, retire, apply its funds to a sinking fund, or purchase any capital stock of LHP, Holdings, Leiner Health Products Group Inc., or warrants, options or other rights with respect to capital stock of LHP, Holdings or Leiner Health Products Group Inc. except that LHP may declare or pay such dividends or payments when the outstanding principal amount of the Senior Notes and/or the commitments under the Credit Agreement have been permanently reduced in an aggregate amount at least equal to $17 million, if (A) the aggregate amount of such payments does not exceed 50% of LHP's cumulative net income from May 4, 1992, less 100% of LHP's cumulative net loss from May 4, 1992, and less certain permitted investments, (B) after giving effect thereto, the ratio of Consolidated Debt to Total Capital does not exceed 40% and (C) there is no default under the Credit Agreement and the Senior Note Agreement. In addition, the Credit Agreement contains affirmative covenants by LHP and its Subsidiaries, including, among other things, compliance with laws, preservation of corporate existence, maintenance of insurance, payment of taxes, maintenance of properties, environmental compliance and delivery of financial and other information to the Lenders.

    LHP and its Subsidiaries are also required to comply with certain financial tests and maintain certain financial ratios. Certain of the financial covenants contained in the Credit Agreement are set forth below:

    NET WORTH. LHP may not permit the shareholders' equity on LHP's consolidated balance sheet ("Net Worth") at any time to fall below the sum of $55.8 million plus 45% of cumulative Net Income since December 10, 1993; provided that, if cumulative net income since December 10, 1993 is less than zero, for purposes of this covenant, cumulative Net Income shall equal zero.

    CASH FLOW COVERAGE RATIO. LHP may not permit the Cash Flow Coverage Ratio (computed on a four quarter basis) as of the end of any fiscal quarter occurring during any period to be less than 110% (from the first quarter of fiscal 1996 and thereafter).

    MAXIMUM LEVERAGE RATIO. LHP may not permit the Maximum Leverage Ratio as of the end of any fiscal quarter occurring during any period to be greater than an amount equal to 60% (as of and for the first quarter of fiscal 1997) and declining to 45% (for fiscal 1999 and thereafter).

    INTEREST COVERAGE RATIO. LHP may not permit the Interest Coverage Ratio (computed on a four quarter basis) as of the end of any fiscal quarter to be less than a percentage equal to 250% (as of and for the first quarter of fiscal
1997) and increasing to 350% (for the fourth quarter of fiscal 1998 and thereafter).

    CURRENT RATIO. LHP may not permit the current Ratio to be less than 180% at any time. The "Current Ratio" is calculated by dividing current assets by current liabilities (excluding current maturities of indebtedness).

    CONSOLIDATED  SUBSIDIARY DEBT.  LHP may not permit the outstanding principal amount of all indebtedness of LHP's Subsidiaries (other than certain indebtedness, including in respect of the Credit Agreement and the Senior Notes) to exceed 10% of Total Capital.

    CAPITAL EXPENDITURES. The Capital Expenditures of LHP and its Subsidiaries may not exceed the greater of (i) and (ii) below, provided, however, that, in certain circumstances, to the extent the amount of Capital Expenditures made in any Fiscal Year is less than the maximum amount permitted for such Fiscal Year as provided below, the amount of Capital Expenditures that LHP and its Subsidiaries may make in a subsequent Fiscal Year shall be increased:

                                                                              REGULAR CAPITAL
 (i)  FISCAL YEAR                                                              EXPENDITURES
                                                                             -----------------
      1994.................................................................  $    9,000,000
      1995.................................................................      10,000,000
      1996.................................................................      10,650,000
      1997.................................................................      12,750,000
      1998.................................................................      13,740,000
      1999.................................................................      14,810,000; or
(ii)  3.5% of Net Sales for such Fiscal Year.

    EVENTS OF DEFAULT. In addition to customary events of default, the Credit Agreement contains the following Events of Default: (i) the occurrence of a "Change of Control," as defined in the Senior Note Agreement, requiring the prepayment of all or any part of the Senior Notes; (ii) (A)(1) any term of the Defense and Indemnification Agreement is modified in any respect or LHP forbears from exercising any of its material rights with respect thereto, except, in each case, if it would not likely detrimentally and materially affect LHP or any of its Subsidiaries, (2) the Defense and Indemnification Agreement ceases to be effective or enforceable, (3) the Supplier, Showa Denko K.K. or any Affiliate thereof shall contest the effectiveness, validity or enforceability of the Defense and Indemnification Agreement or fail to comply with all of its terms, or (4) certain events of bankruptcy or insolvency occur with respect to the Supplier or Showa Denko K.K. and the Defense and Indemnification Agreement has not terminated in full in accordance with its terms, and, at such time (B) the aggregate amount payable in respect of judgments, settlements or otherwise in connection with the L-Tryptophan litigation, after giving effect to insurance, contribution or indemnification payments, exceeds 15% of the Net Worth; (iii) any judgment or order (including with respect to the L-Tryptophan litigation) for a payment in excess of $500,000 (exclusive of amounts covered by insurance less any deductible) entered against LHP or any of its Subsidiaries remains in effect and unsatisfied 45 days after entry thereof; and (iv) failure of the Company to own 100% of the capital stock of Holdings, free and clear of liens and failure of Holdings to own 100% of the capital stock of LHP, free and clear of liens (except liens in favor of the Lenders under the Credit Agreement).

SENIOR NOTE AGREEMENT

    LHP is a party to a note agreement, dated as of May 4, 1992 and amended as of May 15, 1993, December 10, 1993, October 15, 1994 and April 1, 1995 (as amended, the "Senior Note Agreement"), with the purchasers signatory thereto. Pursuant to the Senior Note Agreement, LHP issued $35 million aggregate principal amount of its senior notes, series A, which bear interest at a rate of 9.44% per annum (the "Series A Notes") and $10 million aggregate principal amount of its senior notes, series B, which bear interest at a rate of 9.60% per annum (the "Series B Notes," and collectively with the Series A Notes, the "Senior Notes"), both series maturing on April 30, 2002. If no default or event of default exists and the unsecured funded debt of LHP receives a rating equal to or greater than BBB- from Standard & Poor's Corporation (or a comparable rating from any other nationally recognized rating agency) then for so long as such rating is maintained the interest rate on the Series A Notes will be reduced to 9.14% and the interest rate on the Series B Notes will be reduced to 9.30%. Alternatively, the Company may, at its option, obtain the same interest rate reductions by electing to amend certain financial covenants contained in the Credit Agreement to certain specified levels. Interest on the Senior Notes is payable semiannually. The Senior Notes rank PARI PASSU with the debt under the Credit Agreement.

    On each of April 30, 1999, 2000 and 2001, LHP is required to make principal payments on the Series A Notes equal to the lesser of $8,750,000 or the principal amount of the Series A Notes then outstanding and principal payments on the Series B Notes equal to the lesser of $2.5 million or the principal amount of Series B Notes then outstanding. In addition, LHP may, upon notice, prepay the outstanding Senior Notes on a pro rata basis in whole or in part (in a minimum principal amount of $1.0 million, together with accrued interest thereon and a make-whole premium).

    In the event of a Change of Control (as defined below), LHP must redeem the Senior Notes by payment of the principal amount thereof together with accrued interest thereon and a premium to each holder of the Senior Notes that does not consent to the Change of Control. "Change of Control" means, among other things, any event in which (1) any entity or group of related entities, other than the AEA Persons (i) gains, or enters into any agreement with Leiner Health Products Group Inc., Holdings, LHP or any of their direct or indirect shareholders pursuant to which such entity or group of related entities will gain, beneficial ownership of 30% or more of the outstanding voting stock of either Leiner Health Products Group Inc., Holdings or LHP after an initial public offering of the common stock of either Leiner Health Products Group Inc., Holdings or LHP as a result of which the AEA Persons beneficially own less than a majority in interest of the outstanding voting stock of Leiner Health Products Group Inc., Holdings or LHP; or (ii) constitutes a majority of the board of directors of Leiner Health Products Group Inc., Holdings or LHP at a time when the AEA Persons beneficially own less than a majority in interest of the outstanding Voting Stock of either Leiner Health Products Group Inc., Holdings or LHP; (2) an entity, other than an entity controlled by the AEA Persons, acquires or enters into any agreement to acquire all or substantially all of the assets of Leiner Health Products Group Inc., Holdings or LHP; or (3) prior to the termination of the Credit Agreement, any "Change of Control" as defined in the Credit Agreement occurs.

    In the event of certain sales, transfers or other dispositions of assets, LHP is obligated to offer to prepay, to the extent of the net proceeds of such sale, transfer or other disposition, the Senior Notes on a pro rata basis together with accrued interest. The offer to prepay the Senior Notes will be made simultaneously on a pro rata basis with an offer to prepay obligations under the Credit Agreement.

    LHP's obligations under the Senior Note Agreement are guaranteed and secured in substantially the same manner as LHP's obligations under the Credit Agreement. See " -- The Credit Agreement."

    The covenants under the Senior Note Agreement are substantially equivalent to those under the Credit Agreement. See " -- The Credit Agreement."

    In addition, LHP is required to maintain compliance with a maximum leverage ratio, a maximum consolidated subsidiary debt amount, a minimum ratio of current assets to current liabilities, a minimum interest coverage ratio, a minimum cash flow ratio and a minimum consolidated net worth. These covenants are substantially the same as the financial covenants contained in the Credit Agreement except that the maximum leverage ratio after the first quarter of fiscal year 2000 may not exceed 42%.

    EVENT OF DEFAULT. In addition to customary events of default, the Senior Note Agreement provides that an Event of Default shall occur if an Obligor under the Senior Note Agreements shall pay, or is obligated to pay, amounts (aggregating amounts paid or payable by LHP or certain of its Subsidiaries) exceeding 15% of Consolidated Net Worth (after giving effect to insurance proceeds and contributions) pursuant to or as a result of the L-Tryptophan litigation.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Immediately prior to consummation of the Offering made hereby, the Company will effect the Recapitalization and the Company's certificate of incorporation will be amended to reclassify its three classes of common stock into one class of Common Stock. See "Recapitalization." The following brief description of the Company's capital stock reflects the effects of the Recapitalization. Such description does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's certificate of incorporation, as amended (the "Certificate of Incorporation"), and amended and restated bylaws (the "By-Laws"), copies of which have been filed with the Securities and Exchange Commission.

    The authorized capital stock of the  Company consists of          shares  of
Common  Stock, par value $.01 per share  and          shares of preferred stock,
par value  $.01  per  share  (the  "Preferred  Stock").  Giving  effect  to  the
Recapitalization,  but prior to the Offering, there will be       record holders
of Common Stock. Immediately following  the consummation of the Offering,  there
will  be   shares of  Common Stock outstanding,           shares of Common Stock
will be issuable upon exercise of outstanding options and no shares of Preferred Stock will be outstanding.

COMMON STOCK

    Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

    Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Stock, if any, and subject to the terms of the agreements governing the Credit Agreement and Senior Note Agreement. See "Dividend Policy", "Risk Factors -- Leverage and Restrictions on Dividends" and "Description of Certain Indebtedness." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock then outstanding, if any.

    The Common Stock has no preemptive, conversion or redemption rights and is not subject to further calls or assessments by the Company. Immediately upon consummation of the Offering, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.

    At present, there is no public market for the Common Stock. The Company intends to apply for listing of the Common Stock on the New York Stock Exchange ("NYSE"). In order to meet the requirements for listing of the Common Stock on the NYSE, it is anticipated that the representatives of the Underwriters will assure the NYSE that the distribution of the shares of Common Stock offered hereby will meet or exceed the listing requirements of the NYSE.

    The transfer agent for the Common Stock will be         .

PREFERRED STOCK

    The board of directors of the Company is authorized without further stockholder action to provide for the issuance from time to time of up to shares of Preferred Stock, in one or more classes or series, with such powers, designations, preferences and relative, participating, optional or other specific rights, qualifications, limitations or restrictions as will be set forth in the resolutions providing for the issue of such classes or series of Preferred Stock adopted by the board of directors of the Company. The holders of Preferred Stock will have no preemptive rights (unless otherwise provided in the applicable certificate of designation) and will not be subject to future assessments by the Company. Such Preferred Stock may have voting or other rights which could adversely affect the rights of holders of the Common Stock.

CERTAIN BY-LAW PROVISIONS

    The By-Laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, proxy contest or otherwise.

    The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

    The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Company's Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Company's Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting.

    Under the Stockholder Notice Procedure, for notice of stockholder nominations or business to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

    Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not later than the close of business on the 10th day following the day on which (i) notice of the date of the special meeting was mailed, or (ii) public disclosure of the date of such meeting is first made, whichever first occurs.

    In addition, under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain specified information. If the Chairman of the Board of Directors or other officer presiding at a meeting determines that a person was not nominated or other business was not brought before the meeting in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director or such business will not be conducted at such meeting, as the case may be.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL") as it currently exists, a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (ii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL. The Company's By-Laws provide additional indemnification for the directors and officers of the Company.

DELAWARE LAW AND LIMITATIONS ON CHANGES IN CONTROL

    The Company is a Delaware corporation and has not elected out of section 203 of the DGCL. Therefore, upon the closing of the Offering, the restrictions of section 203 will apply to the Company.

    Generally, section 203 of the DGCL prevents an "interested stockholder" (defined in section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in section 203) with a publicly held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, or (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by persons that are both directors and officers of the corporation and stock held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or
(iii) at or subsequent to the time of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" generally includes mergers, stock or asset sales, and other transactions resulting in a financial benefit to interested stockholders.

    The provisions of the Certificate of Incorporation authorizing the board of directors to issue preferred stock without stockholder approval, the provisions of the By-Laws establishing the Stockholder Notice Procedure, and the provisions of section 203 of the DGCL, could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management, or discouraging bids for the Common Stock at a premium, or otherwise adversely affecting the market price of the Common Stock. The Credit Agreement and the Senior Note Agreement each contain provisions with respect to a change of control of the Company. See "Description of Certain Indebtedness" and "Management."

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

    Prior to the Offering, there has been no public market for securities of the Company. No prediction can be made as to the effect, if any, that market sale of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below, or the perception that such shares could occur, could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future at a time and price which it deems appropriate.

    Upon  completion  of  the  Offering,  the  Company  will  have approximately
        shares of Common Stock outstanding. Of these shares, the          shares
of  Common Stock sold  in the Offering  (          shares,  if the Underwriters'
over-allotment option is exercised in full), will be freely tradable by persons other than "affiliates" of the Company, without restriction under the Securities Act of 1933, as amended (the

"Securities  Act") and the remaining          shares of Common Stock outstanding
will be "restricted securities" within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144 and 144A. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned "restricted securities" for two years beginning from the later of the date of acquisition of restricted shares from the Company or from an affiliate of the Company, will be entitled to sell within any three-month period up to that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks immediately preceding the date on which such notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales pursuant to Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale is entitled to sell restricted securities pursuant to Rule 144(k) without regard to the limitations described above, provided that three years have expired since the later of the date on which such restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company. Affiliates continue to be subject to such volume limitations after the three-year holding period. The Commission has proposed reducing the periods of beneficial ownership of "restricted securities" required by Rule 144. Under the proposal, persons who have beneficially owned restricted securities for at least one year, instead of two years as currently required, would be able to resell such securities by complying with the volume limitations described above. In the case of a person who is not deemed to be an affiliate of the Company during the preceding three months, the proposal would permit sales without regard to the limitations described above as long as such person had held the securities for at least two years, instead of three years as currently required. There can be no assurance that the proposed revisions to Rule 144 will be adopted by the Commission.

    Substantially all of the         shares outstanding immediately prior to the
Offering have been beneficially owned for the three year period specified in Rule 144(k), discussed above, and substantially all of the holders of such shares would not be deemed affiliates of the Company during the three months immediately preceding the Offering. Therefore, substantially all of the shares of such Common Stock may be available for sale in the public market after the Offering has been consummated, subject to the matters discussed two paragraphs below relating to the 180-day resale restriction.

    In connection with the Offering, the Company and its existing stockholders will agree that they will not, during a period of 180 days from the date of this Prospectus, without the prior written consent of Merrill Lynch, on behalf of the Representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, with respect to a stockholder, whenever acquired or whenever the power of disposition is acquired, or file any registration statement under the Securities Act with respect to any other foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. With respect to the Company, the restrictions described in the foregoing sentence shall not apply to (A) the shares of Common Stock to be sold in the Offering, (B) any shares of Common Stock issued by the Company upon the exercise of the XCEL Earn-Out Options or (C) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to the Stock Option Plan.

REGISTRATION RIGHTS

    The current stockholders of the Company acquired their shares of common stock (the "Restricted Shares") pursuant to subscription agreements that contain registration rights. Following the Offering, upon the request of the persons owning Restricted Shares aggregating at least 25% of the sum of all outstanding Restricted Shares and having an estimated value of not less than $5 million, the Company will be required to register the sale of such Restricted Shares, subject to certain limitations and requirements. In addition, under certain circumstances, should the Company file a registration statement with the Securities and Exchange Commission registering shares of the Common Stock, the owners of Restricted Shares would be entitled to include their Restricted Shares in such registration. Such registration rights have been waived as to the Registration Statement of which this Prospectus is a part.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the purchase agreement (the "Purchase Agreement") among the Company and each of the Underwriters named below (the "Underwriters"), the Company, for its own account, has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                                             NUMBER
             UNDERWRITERS                                                                  OF SHARES
                                                                                          ------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..................................................................
Lehman Brothers Inc.....................................................................
Salomon Brothers Inc....................................................................

                                                                                          ------------
          Total.........................................................................     5,000,000
                                                                                          ------------
                                                                                          ------------

    Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Lehman Brothers Inc. and Salomon Brothers Inc are acting as representatives (the "Representatives") of the several Underwriters.

    In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to the Purchase Agreement if any of the shares of Common Stock being sold pursuant to the Purchase Agreement are purchased. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased.

    The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a
discount  not in  excess of $       per share  of Common Stock  to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has granted to the Underwriters an option to purchase up to an aggregate of 750,000 additional shares of Common Stock, exercisable for 30 days after the date of this Prospectus, to cover over-allotments, if any, at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares initially offered by the Underwriters.

    Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price will be determined through negotiation among the Company and the Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company.

There can be no assurance that an active trading market will develop for the shares of Common Stock or that the shares of Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

    The Representatives have informed the Company that the Underwriters do not intend to sell shares of Common Stock to discretionary accounts.

    In connection with the Offering, the Company and its existing stockholders will agree that they will not, during a period of 180 days from the date of this Prospectus, without the prior written consent of Merrill Lynch, on behalf of the Representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, with respect to a stockholder, whenever acquired or whenever the power of disposition is acquired, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. With respect to the Company, the restrictions described in the foregoing sentence shall not apply to (A) the shares of Common Stock to be sold in the Offering, (B) any shares of Common Stock issued by the Company upon the exercise of the XCEL Earn-Out Options or (C) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to the Stock Option Plan. See "Shares Eligible for Future Sale."

    At  the  request  of  the  Company, the  Underwriters  have  reserved  up to
approximately         shares of Common Stock, representing    % of the shares of
Common Stock to be sold in the Offering, for offer at the initial public offering price, to employees of the Company, certain customers of the Company and certain other individuals who have expressed an interest in purchasing shares of Common Stock in the Offering. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered by this Prospectus. Certain individuals that purchase reserved shares may be required to agree not to sell or otherwise dispose of any shares of Common Stock, or securities convertible into or exchangeable or exercisable for Common Stock for a period of three months following the date of this Prospectus.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1993. Application will be made to list the shares of Common Stock on the New York Stock Exchange under the symbol "LNR."

    The Representatives have provided investment banking services in the past to the Company and/or AEA and have received customary fees therefor.

                               VALIDITY OF SHARES

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The Consolidated Financial Statements as of March 31, 1995 and March 31, 1996, and for each of the years in the three-year period ended March 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere in this Prospectus and in the Registration Statement, and are included in reliance upon the reports of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission in Washington, D.C. a registration statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    Upon completion of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission. Such reports and other information, as well as the Registration Statement and the financial statements, schedules and exhibits thereto, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the following regional offices of the Securities and Exchange Commission: Suite 1300, Seven World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material or any part thereof may also be obtained by mail from the public reference section of the Securities and
Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such material will also be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and a report thereon by its independent certified public accountants and will distribute quarterly reports for the first three quarters of each year containing unaudited summary financial information.

                         INDEX TO FINANCIAL STATEMENTS

LEINER HEALTH PRODUCTS GROUP INC.

Report of Independent Auditors........................................................         F-2

Consolidated Balance Sheets at March 31, 1995 and March 31, 1996......................         F-3

Consolidated Statements of Income for the years ended March 31, 1994, March 31, 1995
 and March 31, 1996...................................................................         F-4

Consolidated Statements of Common Shareholders' Equity for the years ended March 31,
 1994, March 31, 1995 and March 31, 1996..............................................         F-5

Consolidated Statements of Cash Flows for the years ended March 31, 1994, March 31,
 1995 and March 31, 1996..............................................................         F-6

Notes to Consolidated Financial Statements............................................         F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Leiner Health Products Group Inc.

    We have audited the accompanying consolidated balance sheets of Leiner Health Products Group Inc. as of March 31, 1995 and 1996, and the related consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Leiner Health Products Group Inc. at March 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period
ended   March  31,  1996,  in  conformity  with  generally  accepted  accounting principles.

                                          /s/ ERNST & YOUNG LLP

Orange County, California
May 20, 1996

                       LEINER HEALTH PRODUCTS GROUP INC.

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

                                     ASSETS

                                                                                               MARCH 31,
                                                                                         ----------------------
                                                                                            1995        1996
                                                                                         ----------  ----------
Current assets:
  Cash and cash equivalents............................................................  $       --  $    1,411
  Accounts receivable, net of allowances of $3,316 and $2,539 at March 31, 1995 and
   1996, respectively..................................................................      72,201      67,459
  Inventories..........................................................................      63,926      71,744
  Deferred income taxes................................................................       5,932       3,826
  Other current assets.................................................................       1,123         862
                                                                                         ----------  ----------
    Total current assets...............................................................     143,182     145,302
Property, plant and equipment, less accumulated depreciation and amortization..........      43,011      41,864
Goodwill, less accumulated amortization of $4,527 and $5,608 at March 31, 1995 and
 1996, respectively....................................................................      58,698      52,386
Other noncurrent assets................................................................      12,470      11,762
                                                                                         ----------  ----------
    Total assets.......................................................................  $  257,361  $  251,314
                                                                                         ----------  ----------
                                                                                         ----------  ----------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank checks outstanding, less cash on deposit........................................  $   12,191  $    2,291
  Current portion of long-term debt....................................................       4,090       2,023
  Accounts payable.....................................................................      48,972      53,728
  Customer allowances payable..........................................................       5,388       5,471
  Accrued compensation and benefits....................................................       5,363       4,749
  Income taxes payable.................................................................         344         461
  Other accrued expenses...............................................................       5,144       4,326
                                                                                         ----------  ----------
    Total current liabilities..........................................................      81,492      73,049
Long-term debt.........................................................................     102,572     102,151
Other noncurrent liabilities...........................................................         852       1,115
Deferred income taxes..................................................................         944       2,202
Commitments and contingent liabilities (Notes 12 and 13)
Redeemable preferred stock, $.01 par value:
  Authorized shares -- 30,000
  Issued and outstanding shares -- 11,264 and 12,728 at March 31, 1995 and 1996,
   respectively........................................................................      10,490      11,875
Common shareholders' equity:
  Common stock, $.01 par value:
    Authorized shares -- 821,769 and 837,696 at March 31, 1995 and 1996, respectively......................................................................
    Issued and outstanding shares 714,496 at March 31, 1995 and 1996...................           7           7
  Capital in excess of par value.......................................................      54,215      54,347
  Retained earnings....................................................................       6,789       6,568
                                                                                         ----------  ----------
    Total common shareholders' equity..................................................      61,011      60,922
                                                                                         ----------  ----------
    Total liabilities and shareholders' equity.........................................  $  257,361  $  251,314
                                                                                         ----------  ----------
                                                                                         ----------  ----------

          See accompanying notes to consolidated financial statements.

                       LEINER HEALTH PRODUCTS GROUP INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                     YEARS ENDED MARCH 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
Net sales....................................................................  $  303,629  $  314,730  $  338,417
Cost of sales................................................................     226,045     236,613     253,272
                                                                               ----------  ----------  ----------
Gross profit.................................................................      77,584      78,117      85,145
Marketing, selling and distribution expenses.................................      43,056      42,400      44,228
General and administrative expenses..........................................      16,476      17,302      18,344
Charge for long-lived asset impairment.......................................      --          --           4,730
Amortization of goodwill.....................................................       1,551       1,586       1,585
Other charges................................................................       2,367       1,044         482
                                                                               ----------  ----------  ----------
Operating income.............................................................      14,134      15,785      15,776
Interest expense, net........................................................       6,974       9,010       9,924
                                                                               ----------  ----------  ----------
Income before income taxes...................................................       7,160       6,775       5,852
Provision for income taxes...................................................       3,631       3,333       4,686
                                                                               ----------  ----------  ----------
Net income...................................................................  $    3,529  $    3,442  $    1,166
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

Supplemental pro forma net income per share (Note 15 -- unaudited)...........                          $
                                                                                                       ----------
                                                                                                       ----------

          See accompanying notes to consolidated financial statements.

                       LEINER HEALTH PRODUCTS GROUP INC.

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                              COMMON STOCK        CAPITAL IN              TOTAL COMMON
                                                        ------------------------   EXCESS OF   RETAINED   SHAREHOLDERS'
                                                         SHARES       AMOUNT       PAR VALUE   EARNINGS      EQUITY
                                                        ---------  -------------  -----------  ---------  ------------
Balance at March 31, 1993.............................    709,568    $       7     $  53,425   $   1,408   $   54,840
Issuance of Class A common shares pursuant to Stock
 Purchase Plan........................................      4,928       --               493      --              493
Stock option compensation.............................     --           --               165      --              165
Accretion of redeemable preferred stock dividends.....     --           --            --            (390)        (390)
Redeemable preferred stock accretion..................     --           --            --              (3)          (3)
Net income............................................     --           --            --           3,529        3,529
                                                                            --
                                                        ---------                 -----------  ---------  ------------
Balance at March 31, 1994.............................    714,496            7        54,083       4,544       58,634
Stock option compensation.............................     --           --               132      --              132
Accretion of redeemable preferred stock dividends.....     --           --            --          (1,187)      (1,187)
Redeemable preferred stock accretion..................     --           --            --             (10)         (10)
Net income............................................     --           --            --           3,442        3,442
                                                                            --
                                                        ---------                 -----------  ---------  ------------
Balance at March 31, 1995.............................    714,496            7        54,215       6,789       61,011
Stock option compensation.............................     --           --               132      --              132
Accretion of redeemable preferred stock dividends.....     --           --            --          (1,377)      (1,377)
Redeemable preferred stock accretion..................     --           --            --             (10)         (10)
Net income............................................     --           --            --           1,166        1,166
                                                                            --
                                                        ---------                 -----------  ---------  ------------
Balance at March 31, 1996.............................    714,496    $       7     $  54,347   $   6,568   $   60,922
                                                                            --
                                                                            --
                                                        ---------                 -----------  ---------  ------------
                                                        ---------                 -----------  ---------  ------------

          See accompanying notes to consolidated financial statements.

                       LEINER HEALTH PRODUCTS GROUP INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       YEARS ENDED MARCH 31,
                                                                                 ---------------------------------
                                                                                    1994        1995       1996
                                                                                 ----------  ----------  ---------
OPERATING ACTIVITIES
Net income.....................................................................  $    3,529  $    3,442  $   1,166
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
  Depreciation and amortization................................................       7,407      10,698     12,496
  Stock and stock option compensation expense..................................         264         132        132
  Deferred income taxes........................................................       2,684       2,779      3,364
  Write-off of deferred financing charges......................................       1,753      --         --
  Charge for long-lived asset impairment.......................................      --          --          4,730
                                                                                 ----------  ----------  ---------
                                                                                     15,637      17,051     21,888
  Changes in operating assets and liabilities:
    Accounts receivable........................................................     (22,469)     (4,600)     4,742
    Inventories................................................................      (7,404)        (99)    (7,818)
    Bank checks outstanding, less cash on deposit..............................      --          12,191     (9,900)
    Accounts payable...........................................................       6,269       1,123      4,756
    Customer allowances payable................................................         934      (7,330)       260
    Accrued compensation and benefits..........................................      (1,839)     (1,339)      (925)
    Other accrued expenses.....................................................      (6,085)     (4,423)    (1,252)
    Income taxes payable.......................................................         (88)         (1)       691
    Other......................................................................        (956)        321        261
                                                                                 ----------  ----------  ---------
Net cash provided by (used in) operating activities............................     (16,001)     12,894     12,703
                                                                                 ----------  ----------  ---------
INVESTING ACTIVITIES
Additions to property, plant and equipment, net................................     (15,042)    (16,722)    (3,468)
Increase in other noncurrent assets............................................      (3,427)     (4,935)    (5,335)
                                                                                 ----------  ----------  ---------
Net cash used in investing activities..........................................     (18,469)    (21,657)    (8,803)
                                                                                 ----------  ----------  ---------
FINANCING ACTIVITIES
Net borrowings under bank line of credit.......................................      21,800       5,225         78
Increase in other long-term debt...............................................       3,800       5,662      1,305
Payments on other long-term debt...............................................      (2,915)     (3,566)    (3,872)
Proceeds from sale of stock....................................................       9,394      --         --
                                                                                 ----------  ----------  ---------
Net cash provided by (used in) financing activities............................      32,079       7,321     (2,489)
                                                                                 ----------  ----------  ---------
Net increase (decrease) in cash and cash equivalents...........................      (2,391)     (1,442)     1,411
Cash and cash equivalents at beginning of period...............................       3,833       1,442     --
                                                                                 ----------  ----------  ---------
Cash and cash equivalents at end of period.....................................  $    1,442  $       --  $   1,411
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

          See accompanying notes to consolidated financial statements.

                       LEINER HEALTH PRODUCTS GROUP INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
CONTEMPORANEOUSLY WITH AND SUBJECT TO THE COMPLETION OF AN INITIAL PUBLIC OFFERING, THE COMPANY INTENDS TO CONVERT ALL OUTSTANDING CLASSES OF ITS COMMON STOCK TO A SINGLE CLASS ON A SHARE-FOR-SHARE BASIS AND EFFECT A FOR-1 STOCK SPLIT (COLLECTIVELY, THE RECAPITALIZATION). THE COMPANY WILL APPLY A PORTION OF THE NET PROCEEDS OF THE INITIAL PUBLIC OFFERING TO REPAY CERTAIN INDEBTEDNESS AND TO REDEEM ALL OF THE COMPANY'S OUTSTANDING REDEEMABLE PREFERRED STOCK. EXCEPT FOR NOTE 15 (UNAUDITED), THESE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT REFLECT THE RECAPITALIZATION OR THE REDEMPTION OF THE REDEEMABLE PREFERRED STOCK.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements include the accounts of Leiner Health Products Group Inc. and its direct and indirect subsidiaries, including its principal operating subsidiary, Leiner Health Products Inc. on a consolidated basis (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    BUSINESS

    The Company is primarily involved in a single business segment, the manufacture and distribution of vitamins, over-the-counter drugs and other health and beauty aid products.

    CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    FAIR VALUES OF FINANCIAL INSTRUMENTS

    Fair values of cash and cash equivalents, short-term borrowings and the current portion of long-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt, which have been determined based on borrowing rates currently available to the Company for loans with similar terms or maturity, approximate the carrying amounts in the consolidated financial statements.

    INVENTORIES

    Inventories are stated at the lower of cost or market, with cost being determined by the first-in, first-out method.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method, at rates designed to distribute the cost of assets over their estimated service lives or, for leasehold improvements, the shorter of their estimated service lives or their remaining lease terms. Depreciable lives range from 3 to 32 years.

    OTHER ASSETS

    Goodwill, representing the excess of the purchase price over the fair values of the net assets of acquired entities, is being amortized over the period of expected benefit of 40 years. Deferred financing charges are being amortized based on the principal balance outstanding using the effective interest method. Other intangible assets are being amortized over the period of expected benefit of 15 years. Costs associated with acquiring long-term sales agreements with certain customers are being amortized over the terms of the agreements.

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION

    The Company recognizes revenue from product sales at the time of shipment. Provisions are made currently for estimated returns.

    STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related interpretations. Under the provisions of APB 25, compensation expense is measured at the grant date for the difference between the fair value of the stock, less the exercise price.

    ADVERTISING COSTS

    Advertising costs are expensed as incurred. Advertising expense for the years ended March 31, 1994, 1995 and 1996 was $9,272,000, $8,293,000 and
$8,731,000, respectively.

    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Under these rules, goodwill associated with assets acquired in purchase business combinations is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. The Company has elected to adopt the provisions of Statement 121 in fiscal 1996.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will comply with this standard in fiscal 1997. It is currently determining which alternatives available within the standard will be adopted.

2.  FORMATION
    On April 29, 1992, Leiner Health Products Group Inc., an inactive holding corporation, was recapitalized in connection with the acquisition from Booker plc and others of the outstanding shares of P. Leiner Nutritional Products Corp. (Leiner), effective May 4, 1992, in a business combination accounted for as a purchase. This transaction had a total value, including transaction costs, of approximately $77 million. As part of this transaction, Leiner issued $45 million of senior notes and obtained a $25 million credit agreement which was later increased to $55 million (Note 6). On May 22, 1992, the Company acquired the assets and paid certain liabilities of XCEL Laboratories, Inc. (XCEL) in a transaction accounted for as a purchase. The assets and liabilities of the acquired entities were recorded at their estimated fair values as of the date of the transactions. The excess of the purchase price over the fair value of the net assets acquired in these transactions, aggregating $63,184,000, was classified as goodwill.

3.  LONG-LIVED ASSET IMPAIRMENT
    During fiscal 1996, the Company decided to significantly reduce the size of its over-the-counter liquids manufacturing business. Accordingly, the Company evaluated the ongoing value of the plant, equipment and related goodwill that arose as part of the XCEL acquisition in May 1992. Goodwill was allocated based on the relative estimated fair value of the long-lived assets at the date of acquisition. Based on its evaluation, the Company determined that assets with a carrying amount of $8,256,000 were impaired and wrote them down by $4,730,000 to their fair value. Fair value was based on independent appraisals of the plant and equipment. This asset impairment charge is reflected in the consolidated balance sheet as a reduction in the carrying amount of goodwill.

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  COMPOSITION OF CERTAIN BALANCE SHEET ITEMS

                                                                                                   MARCH 31,
                                                                                             ---------------------
                                                                                               1995        1996
                                                                                             ---------  ----------

                                                                                                (IN THOUSANDS)
Inventories:
  Raw materials, bulk vitamins and packaging materials.....................................  $  41,064  $   40,950
  Work-in-process..........................................................................      2,883       3,573
  Finished products........................................................................     19,979      27,221
                                                                                             ---------  ----------
                                                                                             $  63,926  $   71,744
                                                                                             ---------  ----------
                                                                                             ---------  ----------
Property, plant and equipment:
  Land.....................................................................................  $     537  $      537
  Buildings and improvements...............................................................      3,012       3,012
  Leasehold improvements...................................................................      9,257       9,761
  Machinery and equipment..................................................................     34,924      37,781
  Furniture and fixtures...................................................................      2,699       2,790
                                                                                             ---------  ----------
                                                                                                50,429      53,881
  Less accumulated depreciation and amortization...........................................     (7,418)    (12,017)
                                                                                             ---------  ----------
                                                                                             $  43,011  $   41,864
                                                                                             ---------  ----------
                                                                                             ---------  ----------

5.  SUPPLEMENTARY CASH FLOW INFORMATION

                                                                                            YEARS ENDED MARCH 31,
                                                                                       -------------------------------
                                                                                         1994       1995       1996
                                                                                       ---------  ---------  ---------

                                                                                               (IN THOUSANDS)
Cash paid during the period for:
  Interest...........................................................................  $   6,853  $   8,759  $   9,532
  Income taxes, net of refunds received..............................................      1,136        555        616

6.  LONG-TERM DEBT

                                                                                                  MARCH 31,
                                                                                            ----------------------
                                                                                               1995        1996
                                                                                            ----------  ----------

                                                                                                (IN THOUSANDS)
Long-term debt consists of:
  Senior note agreements (Series A and B).................................................  $   45,000  $   45,000
  Credit agreement, banks.................................................................      42,725      42,803
  Revolving loan agreement, vendor........................................................       7,999       8,271
  Term loan, bank.........................................................................       2,595       1,898
  Note payable to Walgreen Company........................................................       1,000      --
  Industrial revenue bonds................................................................         250         125
  Capital lease obligations...............................................................       7,093       6,077
                                                                                            ----------  ----------
                                                                                               106,662     104,174
  Less current portion....................................................................      (4,090)     (2,023)
                                                                                            ----------  ----------
    Total long-term debt..................................................................  $  102,572  $  102,151
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    SENIOR NOTE AGREEMENTS (SERIES A AND B)

    Series A notes aggregate $35,000,000 and bear interest at 9.44% and Series B notes aggregate $10,000,000 and bear interest at 9.60%. The senior notes are due in equal annual installments aggregating

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  LONG-TERM DEBT (CONTINUED)
$11,250,000 commencing April 30, 1999 through April 30, 2002. These notes are subject to certain mandatory prepayments in the event of the sale, disposition or loss of equipment or in the event of the sale, transfer or other disposition of all or a significant portion, as defined, of the Company's assets. Borrowings under these agreements, together with the Credit Agreement, Banks, are secured by a pledge of all of the stock of the Company's principal operating subsidiary.

    CREDIT AGREEMENT, BANKS

    On December 10, 1993, the Company entered into a Credit Agreement that expires on June 30, 1998 and permits the Company to borrow up to $55,000,000, subject to borrowing base limitations, as defined. Borrowings under this agreement bear interest at either the bank's base rate plus up to 1.25% (9.50% at March 31, 1996) or LIBOR plus up to 2.25% (7.69% at March 31, 1996) at the option of the Company. In addition to certain agent and up-front fees, as defined, this agreement requires a commitment fee of 1/2% of the average daily unused portion of the revolving loan commitment amount, as defined. Borrowings under this agreement, together with the Senior Note Agreements, are secured by a pledge of all of the stock of the Company's principal operating subsidiary. In connection with refinancing the credit agreement in December 1993, unamortized debt issue costs of $1,753,000 were included in other charges in the year ended March 31, 1994.

    REVOLVING LOAN AGREEMENT, VENDOR

    The revolving loan agreement expires on May 31, 1997, and permits the Company to borrow up to a maximum of $9,500,000 subject to certain borrowing base limitations, as defined. Borrowings under this facility bear interest at either the prime rate less .50% or the LIBOR rate plus .25% (5.69% at March 31, 1996). The principal amount outstanding under the facility is adjusted semi-annually based upon purchases from the vendor during the preceding twelve months.

    TERM LOAN, BANK

    The Company entered into a $3,797,000 term loan on September 9, 1993 which is payable in monthly installments of $63,283 through August 31, 1998. The outstanding principal balance bears interest at the prime rate plus .50% (8.75% at March 31, 1996). At any time during the term of the loan, the Company may convert the loan from a variable rate loan to a fixed rate loan at the bank's base rate plus .50%. The term loan is secured by certain equipment with a net book value of approximately $4,254,000 at March 31, 1996.

    INDUSTRIAL REVENUE BONDS

    The Company is obligated under industrial revenue bonds issued through the City of Kalamazoo, Michigan, requiring annual principal payments of $125,000 through July 1996 and bearing interest at 7.7% per annum on the unpaid balance payable on January 1 and July 1 of each year. The bonds are secured by land and building with a net book value of approximately $645,000 at March 31, 1996.

    CAPITAL LEASE OBLIGATIONS

    The capital lease obligations are payable in variable monthly installments through April 2000, bear interest at effective rates ranging from 6.8% to 14.5% and are secured by equipment with a net book value of approximately $6,143,000 at March 31, 1996.

    COVENANTS AND MINIMUM PAYMENTS

    Provisions of certain of the Company's debt agreements include terms, among others, that require the Company to maintain certain financial ratios. Furthermore, the agreements restrict indebtedness and expenditures for capital improvements, dividend distributions and investments. A change of control, as defined, will constitute a default under the Credit Agreement and the Company may be required to redeem the Senior Notes, including allowed interest thereon and a premium. In addition, should the Defense and Indemnification Agreement discussed in Note 13 expire or cease to be effective, or if the Supplier or Showa

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  LONG-TERM DEBT (CONTINUED)
Denko K.K. fail to comply with its terms, and the aggregate amount payable in connection with the L-Tryptophan litigation exceeds specified amounts, such occurrence will constitute an event of default under the Credit Agreement and, in certain cases, the Senior Note Agreements. As of March 31, 1996, the Company was in compliance with the covenants and conditions of the original agreements as amended and restated. Due to restrictions in the Credit Agreement and the Senior Note Agreement, none of the retained earnings are available for dividends.

    Principal payments on long-term debt through fiscal 2001 and thereafter are:

                                                                                                (IN
FISCAL YEAR                                                                                 THOUSANDS)
- -----------------------------------------------------------------------------------------
1997.....................................................................................   $     2,023
1998.....................................................................................        10,144
1999.....................................................................................        44,001
2000.....................................................................................        12,797
2001.....................................................................................        12,709
Thereafter...............................................................................        22,500
                                                                                           -------------
  Total..................................................................................   $   104,174
                                                                                           -------------
                                                                                           -------------

7.  INCOME TAXES
    Deferred income taxes are computed using the liability method and reflect the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established, when necessary, to reduce deferred tax assets to estimated realizable amounts. The provision for income taxes reflects the taxes to be paid for the period and the change during the period in the deferred tax assets and liabilities.

    Significant components of the Company's deferred tax assets and liabilities are:

                                                                                                    MARCH 31,
                                                                                               --------------------
                                                                                                 1995       1996
                                                                                               ---------  ---------

                                                                                                  (IN THOUSANDS)
Deferred tax assets:
  Acquisition related accruals...............................................................  $   1,621  $     485
  Inventory capitalization...................................................................      1,116        759
  Compensation accruals......................................................................        332        442
  Inventory obsolescence reserves............................................................      1,149      1,033
  Allowances for doubtful accounts and sales returns.........................................      1,278      1,031
  Federal net operating loss carryforward....................................................        247     --
  Other......................................................................................        690        135
                                                                                               ---------  ---------
  Total deferred tax assets..................................................................      6,433      3,885
  Valuation allowances.......................................................................        (59)       (59)
                                                                                               ---------  ---------
Net deferred tax assets......................................................................      6,374      3,826
                                                                                               ---------  ---------
Deferred tax liabilities:
  Fixed assets book versus tax basis difference..............................................     (1,386)    (2,202)
                                                                                               ---------  ---------
Deferred tax assets, net of deferred tax liabilities.........................................  $   4,988  $   1,624
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  INCOME TAXES (CONTINUED)
    The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:

                                                                                             YEARS ENDED MARCH 31,
                                                                                     -------------------------------------
                                                                                        1994         1995         1996
                                                                                        -----        -----        -----
Tax at U.S. statutory rates........................................................          35%          35%          35%
Charge for long-lived asset impairment.............................................      --           --               28
Goodwill amortization..............................................................           7            8            9
State income taxes, net of federal tax benefit.....................................           9            6            8
                                                                                             --           --           --
                                                                                             51%          49%          80%
                                                                                             --           --           --
                                                                                             --           --           --

    Significant components of the provision for income taxes are:

                                                                                  YEARS ENDED MARCH 31,
                                                                             -------------------------------
                                                                               1994       1995       1996
                                                                             ---------  ---------  ---------
                                                                                     (IN THOUSANDS)
Current:
  Federal..................................................................  $     556  $     348  $   1,176
  State....................................................................        391        206        146
                                                                             ---------  ---------  ---------
Total current..............................................................        947        554      1,322
                                                                             ---------  ---------  ---------
Deferred:
  Federal..................................................................      2,200      2,251      2,846
  State....................................................................        484        528        518
                                                                             ---------  ---------  ---------
Total deferred.............................................................      2,684      2,779      3,364
                                                                             ---------  ---------  ---------
                                                                             $   3,631  $   3,333  $   4,686
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

8.  REDEEMABLE PREFERRED STOCK
    On December 1, 1993, the Company's Class B common shareholders authorized the issuance of up to 30,000 shares of Payment-In-Kind, Exchangeable, Redeemable Series A Preferred Stock (Redeemable Preferred Stock). In connection with the refinancing of its Credit Agreement on December 10, 1993 (Note 6), the Company issued 10,000 shares of the Redeemable Preferred Stock to AEA Investors Inc. in exchange for $9,000,000 cash. The redeemable preferred stock has been presented net of issuance costs of $100,000 and the amount is being increased through periodic accretions over the 10 year period ending December 1, 2003.

    Except as expressly required by statute or the exchange provisions discussed below, holders of the Redeemable Preferred Stock have no voting rights. Cumulative dividends are payable on the outstanding shares of Redeemable Preferred Stock at the rate of 13% per annum on the liquidation preference of each share per year payable annually commencing December 1, 1994. At the option of the Company, such dividends are payable in cash or in additional shares of the Redeemable Preferred Stock. In the event of any liquidation, dissolution or winding up of the Company, the holders of the outstanding shares of Redeemable Preferred Stock are to be paid, before any payments or declarations are made in respect of the outstanding shares of common stock, an amount equal to $900 per share of Redeemable Preferred Stock then outstanding, plus all accrued but unpaid dividends thereon. During fiscal 1994, 1995 and 1996, dividends of $390,000, $1,187,000 and $1,377,000, respectively, have been accreted to the Redeemable Preferred Stock. During fiscal 1995 and fiscal 1996, 1,264 and 1,464 shares, respectively, of the Redeemable Preferred Stock have been issued as dividends.

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  REDEEMABLE PREFERRED STOCK (CONTINUED)
    The Company, at the option of its Board of Directors, may redeem for cash the outstanding shares of Redeemable Preferred Stock in whole or in part at a redemption price equal to $900 per share plus any accrued and unpaid dividends through the redemption date.

    The Company must redeem the Redeemable Preferred Stock on the earlier of (i) December 1, 2003, or (ii) the failure of AEA Investors Inc. together with its employees, shareholders, directors and officers (a) to own beneficially at least 51% of the issued and outstanding shares of the common stock of the Company and
(b) to have and exercise voting power for the election of at least a majority of the Company's Board of Directors.

    The Company, with the consent of the majority holders of the Redeemable Preferred Stock, as defined, may require the holders of the Redeemable Preferred Stock to exchange all of such shares of Redeemable Preferred Stock for debentures in a principal amount equal to $900 for each outstanding share of Redeemable Preferred Stock, together with all accrued but unpaid dividends.

9.  COMMON SHAREHOLDERS' EQUITY

    COMMON STOCK

    Common shares issued and outstanding at March 31, 1995 and 1996 consist of:

                VOTING
     CLASS      RIGHTS      COMMON SHARES
- -----------  ------------  ---------------
     A         Nonvoting        551,392
     B            Voting         10,000
     C         Nonvoting        153,104
                                -------
                                714,496
                                -------
                                -------

    Except as expressly required by statute, the entire voting power and all voting rights are vested exclusively in the Class B common stock. Each holder of shares of the Class B common stock is entitled to one vote for each share of Class B common stock held. Except as required for the Redeemable Preferred Stock, dividends or distributions in connection with the liquidation, dissolution or winding up of the affairs of the Company, or not paid out of current or accumulated earnings, as defined, are to be paid first to the holders of Class A common stock on a ratable basis up to $100 per share of Class A common stock held. Such dividends or distributions are then to be paid exclusively to the holders of Class B and Class C common stock on a ratable basis up to $100 per share of Class B or Class C common stock held. Any remaining liquidation and all other dividends or distributions are to be paid on a ratable basis to all common shareholders.

    MIDDLE MANAGEMENT STOCK PURCHASE PLAN

    The Company's Middle Management Stock Purchase Plan (Stock Purchase Plan) provides for the issuance of up to 13,238 shares of the Company's Class A common stock to key employees of the Company. Shares are issued pursuant to the Stock Purchase Plan at purchase prices established by the Company's Board of Directors. Class A common stock totaling 13,040 shares have been issued pursuant to the Stock Purchase Plan at a price of $80 per share. The difference between the fair market value of the Class A common stock and the purchase price, aggregating $261,000, was recognized as compensation expense in fiscal 1993 and 1994.

    XCEL EARN-OUT OPTION AGREEMENTS

    In connection with the May 22, 1992 acquisition of XCEL (Note 2), the Company issued options to the former shareholders of XCEL to purchase shares of Class A common stock of the Company. These options are exercisable solely in exchange for the additional consideration, not to exceed $2,517,000, that may be payable by the Company (to the extent earned), to the former shareholders of XCEL. The number of shares that may be acquired pursuant to the option agreements will be computed by dividing the amount of the

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  COMMON SHAREHOLDERS' EQUITY (CONTINUED)
additional consideration due at March 31, 1997, by the per share price of $305. The options granted may be exercised during the 30-day period commencing 90 days after the end of the fiscal year. Through March 31, 1996, no additional consideration was earned by the former shareholders of XCEL.

    STOCK OPTION PLAN

    The Company's Stock Option Plan, as amended in 1995, provides for the issuance of nonqualified stock options to certain key employees and directors to purchase up to 100,000 shares of Class A common stock. Options granted are at exercise prices as determined by the Board of Directors, but not less than $100 per share. Options generally vest on a pro rata basis at a rate of 25% per year, with 25% immediate vesting on the date of grant, and expire no later than ten years from the date of grant.

    As of March 31, 1996, the Company has granted options to purchase 100,000 shares of Class A common stock at exercise prices ranging from $100 to $145 per share. The aggregate difference between the estimated fair market value of the Class A common stock and the exercise price of the options granted is being recognized as compensation expense over the vesting period of the options. At March 31, 1996, 83,147 options were exercisable and no options were available for future grant.

    The Company has reserved a total of 123,398 shares of Class A common stock for issuance under the Stock Option Plan, XCEL Earn-Out Option agreements and Middle Management Stock Purchase Plan as of March 31, 1996.

10. EMPLOYEE BENEFITS
    The Company has contributory retirement plans that cover substantially all of the Company's employees who meet minimum service requirements and are not covered by a collective bargaining agreement. The Company's contribution to the plans is discretionary and is determined annually by the Board of Directors. The Company's contribution to the plans is funded annually. The Company's contributions totaled $923,000, $969,000 and $1,011,000 for the plan years ended March 31, 1994, 1995 and 1996, respectively.

11. RELATED PARTY TRANSACTIONS
    The Company leased certain facilities under an operating lease with a partnership which includes two officers of the Company's operating subsidiary. The lease was terminated as of March 31, 1995. Rents paid to the partnership totaled $477,000 during each of the years ended March 31, 1994 and 1995.

    In connection with the transaction discussed in Note 2, the Company paid one of its shareholders, AEA Investors Inc., an investment banking fee of $1,500,000 and reimbursed certain transaction related expenses aggregating $574,000. The Company also paid to AEA Investors Inc. management fees of $350,000 during each of the three years ended March 31, 1996, which are included in other charges in the accompanying consolidated statements of income.

12. COMMITMENTS

    OPERATING LEASES

    The Company leases certain real estate for its manufacturing facilities, warehouses, corporate and sales offices, as well as certain equipment under operating leases (noncancelable) that expire at various dates through March 2004. Total rents charged to operations were $4,448,000, $5,558,000 and $4,679,000 for the years ended March 31, 1994, 1995 and 1996, respectively.

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. COMMITMENTS (CONTINUED)
    Minimum future obligations on noncancelable operating leases in effect at March 31, 1996 are:

                                                                                      (IN
FISCAL YEAR                                                                       THOUSANDS)
- -------------------------------------------------------------------------------
1997...........................................................................    $   3,834
1998...........................................................................        2,567
1999...........................................................................        2,441
2000...........................................................................        2,010
2001...........................................................................        1,840
Thereafter.....................................................................        3,262
                                                                                 -------------
Total minimum lease payments...................................................    $  15,954
                                                                                 -------------
                                                                                 -------------

13. CONTINGENT LIABILITIES
    L-TRYPTOPHAN

    Due to a strong epidemiological link between the ingestion of L-Tryptophan and a blood disorder known as eosinophilia myalgia syndrome (EMS) discovered in 1989, numerous manufacturers, distributors, suppliers, importers, and retailers of L-Tryptophan or products containing L-Tryptophan are or were defendants in an estimated 2,000 actions brought in federal or state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing L-Tryptophan. As of May 13, 1996, the Company and/or certain of its customers, many of whom have tendered their defense to the Company, had been named in approximately 650 lawsuits of which approximately 640 have been settled. There has been no indication that EMS was caused by any formulation or manufacturing fault of the Company and extensive evidence now indicates that some shipments from a single raw material supplier may have caused the illness. As a result of the Defense and Indemnification Agreement described below, to date the Company has not been required to make any payments towards the cost of defense or settlement for any of these lawsuits.

    The Company and certain other companies in the industry, including distributors, wholesalers and retailers (the Indemnified Group), have entered into an agreement (the Defense and Indemnification Agreement) with the Company's supplier of bulk L-Tryptophan, Showa Denko America, Inc. (the Supplier), under which the Supplier, a U.S. subsidiary of a major Japanese corporation, Showa Denko K.K., has assumed the defense of all claims against the Indemnified Group arising out of the ingestion of L-Tryptophan products and has agreed to pay the legal fees and expenses in that defense. The Supplier has agreed to indemnify the Indemnified Group against any judgments and to fund settlements arising out of those actions and claims if it is determined that a cause of the injuries sustained by the plaintiffs was a constituent in the bulk material sold by the Supplier to the Indemnified Group, except for certain claims relating to punitive damages. To date, the Supplier has funded all settlements and paid all legal fees and expenses incurred by the Indemnified Group.

    Of the remaining ten cases, management of the Company does not expect that the Company will be required to make any material payments in connection with their resolution by virtue of the Defense and Indemnification Agreement. Accordingly, no provision has been made in the Company's Consolidated Financial Statements for any loss that may result from these remaining actions. In the event that the Supplier ceases to honor the Defense and Indemnification Agreement, the Company has product liability insurance which it believes will provide adequate coverage for any remaining liability for compensatory damages, legal defense costs and, in certain states, punitive damages, in each case, arising from its sales of the L-Tryptophan, subject to deductibles not to exceed $900,000 in the aggregate.

    OTHER
    The Company is subject to other legal proceedings and claims which arise in the normal course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS
    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company sells its products to a geographically diverse customer base in the drugstore, supermarket and discount chain industries. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses. For the years ended March 31, 1994, 1995 and 1996, two customers represented approximately 16% and 13%, 19% and 14%, and 21% and 13%, respectively, of net sales.

15. EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED)

    RECAPITALIZATION

    Contemporaneously with and subject to the completion of an initial public offering, the Company intends to convert all outstanding classes of its common
stock  to a single  class on a  share-for-share basis and effect  a       -for-1
stock split (collectively, the Recapitalization). All voting rights will vest in the single class of common stock remaining after the common stock conversion and split, and all common shares will have the same dividend rights. The Company will apply a portion of the net proceeds of the initial public offering to redeem all of the Company's outstanding Redeemable Preferred Stock and all accrued but unpaid dividends.

    The Company's common shareholders' equity at March 31, 1996, as adjusted on a pro forma basis for the Recapitalization follows:

                                                                                            MARCH 31,
                                                                                              1996      AS ADJUSTED
                                                                                           -----------  -----------
                                                                                            (DOLLARS IN THOUSANDS,
                                                                                            EXCEPT PAR VALUE DATA)
Common stock, $.01 par value:
  Class A, nonvoting, 551,392 shares issued and outstanding at March 31, 1996............   $       5    $      --
  Class B, voting, 10,000 shares issued and outstanding at March 31, 1996................          --           --
  Class C, nonvoting, 153,104 shares issued and outstanding at March 31, 1996............           2           --
  Common stock, as adjusted,         shares outstanding at March 31, 1996................          --           --
Capital in excess of par value...........................................................      54,347
Retained earnings........................................................................       6,568
                                                                                           -----------  -----------
Total common shareholders' equity........................................................   $  60,922    $  60,922
                                                                                           -----------  -----------
                                                                                           -----------  -----------

    The Company's common shares reserved for issuance pursuant to the Company's Stock Option Plan, the XCEL Earn-Out Option Agreements, and the Middle Management Stock Purchase Plan at March 31, 1996, as adjusted on a pro forma basis for the Recapitalization follows:

                                                                                            MARCH 31,
                                                                                              1996      AS ADJUSTED
                                                                                           -----------  -----------
Stock Option Plan........................................................................     100,000
XCEL Earn-Out Option Agreements..........................................................      23,200
Middle Management Stock Purchase Plan....................................................         198
                                                                                           -----------  -----------
Total number of common shares reserved for issuance......................................     123,398
                                                                                           -----------  -----------
                                                                                           -----------  -----------

    As  a  result of  the Recapitalization,  the average  exercise price  of the
options outstanding under the Stock Option Plan will be adjusted to $        per
share and the XCEL  Earn-Out Options will  be adjusted to  an exercise price  of
$        per share in fiscal 1997.

    MANAGEMENT AGREEMENT TERMINATION

    It is anticipated that the Company will pay $1.5 million to AEA in connection with the termination of a management agreement between the Company and AEA.

                       LEINER HEALTH PRODUCTS GROUP INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED) (CONTINUED) SUPPLEMENTAL PRO FORMA NET INCOME PER SHARE

    Supplemental  pro forma net  income per share  for the year  ended March 31,
1996 is computed based on       shares  of common and common equivalent  shares.
This computation gives effect to the Recapitalization and uses the weighted average number of shares and common share equivalents outstanding during the year increased by the assumed issuance of shares of common stock as of the beginning of the year. Further, it is assumed that the net proceeds from the issuance of these shares of common stock were used as of the beginning of the year to redeem all of the Company's Redeemable Preferred Stock and repay amounts outstanding under the Credit Agreement and vendor revolving loan agreement, thereby eliminating from the calculation related preferred stock accretion of $1,387,000 and interest expense, net of related income tax benefit, of $2,761,000 incurred in fiscal 1996. Pursuant to the requirements of the Securities and Exchange Commission, common shares issued during the twelve months immediately preceding the proposed initial public offering, plus the number of shares of common stock equivalents from stock options granted during this period (determined using the treasury stock method and the estimated public offering price) have been included in the calculation as if they were outstanding for the entire year. This supplemental pro forma net income per share computation does not give effect to any additional common shares expected to be issued in the contemplated initial public offering nor does it give effect to any other potential cost savings to be derived.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                              -------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................          10
The Company....................................          15
Use of Proceeds................................          17
Dividend Policy................................          17
Dilution.......................................          18
Capitalization.................................          19
Pro Forma Financial Information................          20
Selected Consolidated Financial Data...........          23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          25
Business.......................................          31
Management.....................................          52
Principal Stockholders.........................          59
Certain Transactions...........................          61
Description of Certain Indebtedness............          61
Description of Capital Stock...................          65
Shares Eligible for Future Sale................          67
Underwriting...................................          70
Validity of Shares.............................          71
Experts........................................          71
Available Information..........................          72
Index to Financial Statements..................         F-1

                              -------------------

  UNTIL                , 1996 (25  DAYS AFTER THE DATE  OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                              SALOMON BROTHERS INC

                                           , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

SEC registration fee (actual)..............................................  $  29,741
NYSE filing fee............................................................      *
NASD fees (actual).........................................................      9,125
Transfer agent and registrar fees and expenses.............................      *
Accounting fees and expenses...............................................      *
Legal fees and expenses....................................................      *
Blue Sky expenses and counsel fees.........................................     26,000
Printing and engraving expenses............................................      *
Miscellaneous..............................................................      *
                                                                             ---------
    Total..................................................................  $   *
                                                                             ---------
                                                                             ---------

- ------------------------
*To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant, as a Delaware corporation, is empowered by section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made or threatened to be made a party by reason of his being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors and officers to the full extent permitted by the DGCL. Pursuant to section 145 of the DGCL, the Registrant has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

    Pursuant to specific authority granted by section 102 of the DGCL, the Registrant's certificate of incorporation contains the following provision regarding limitation of liability of directors and officers.

    "To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director."

    In addition, the Company's bylaws provide for indemnification of directors and officers, including indemnification of directors and officers that are a party to a proceeding in whole or in part attributable to (a) the fact that he is or was a director or officer of the Registrant or was serving at the request of the Registrant or (b) anything done or not done by such person in any such capacity against losses if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Registrant, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

    The Registrant has entered into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided for in the Registrant's certificate of incorporation and bylaws. These agreements, among other things, indemnify the directors, to the fullest extent provided by Delaware law, for certain expenses (including attorneys' fees), losses, claims, liabilities, judgments, fines and settlements amounts incurred by such indemnitee in any action or proceeding, including any action by or in the right of the Registrant, on account of services as a director or officer of any affiliate of the Registrant, or as a director or officer of any other company or enterprise that the indemnitee provides services to at the request of the Registrant.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    On December 10, 1993, the Company sold to AEA 10,000 shares of the Company's Redeemable Preferred Stock for $9,000,000 in cash. The Company believes that the sale of the Redeemable Preferred Stock to AEA was exempt from registration requirements of the Securities Act of 1933 pursuant to the exemption provided by section 4(2) of the Securities Act of 1933 and regulation D promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    A.  Exhibits:

     1.1.  Proposed form of Purchase Agreement.*
     2.1.  Agreement and Plan of Merger, dated as of December 24, 1991, by and between PLI
           Investors Inc., PLI Merger Corp. and P. Leiner Health Products Corp.*
     2.2.  Stock Purchase and Sale Agreement, dated as of May 22, 1992, by and among PLI
           Investors Inc., XCEL Laboratories, Inc. and certain stockholders of XCEL
           Laboratories, Inc.*
     3.1.  Restated Certificate of Incorporation of the Company and amendments thereto.**
     3.2.  Amended and Restated By-Laws of the Company.**
     4.1.  Specimen Form of Company's Common Stock Certificate.*
     5.1.  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the validity of the securities being registered.*
    10.1.  Form of Subscription Agreement between the Company and stockholders of the Company.*
    10.2.  Restated Standard Indemnity Agreement, dated September 1, 1992, between Showa Denko
           America, Inc. and LHP Holdings Corp.*
    10.3.  Guaranty Agreement, dated September 1, 1992, between Showa Denko K.K. and LHP
           Holdings Corp.*
    10.4.  Subscription Agreement, dated December 10, 1993, between the Company and AEA
           Investors Inc.**
    10.5.  Form of Leiner Health Products Group Inc. Stock Option Plan, 1996 Amendment and
           Restatement.*
    10.6.  Note Agreement, dated as of May 4, 1992, between Leiner Health Products Inc. and the
           Purchasers signatory thereto regarding the Series A Notes and the Series B Notes.*
    10.7.  First Amendment Agreement, dated as of May 15, 1993, among Leiner Health Products
           Inc. and each of the holders of Notes listed in Schedule I thereto regarding the
           Series A Notes and the Series B Notes.*
    10.8.  Second Amendment Agreement, dated as of December 10, 1993, among Leiner Health
           Products Inc. and each of the holders of Notes listed in Schedule I thereto regarding the Series A Notes and the Series B Notes.*
    10.9.  Waiver and Third Amendment Agreement, dated as of October 15, 1994, among Leiner
           Health Products Inc. and each of the holders of Notes listed in Schedule I thereto regarding the Series A Notes and the Series B Notes.*
   10.10.  Fourth Amendment Agreement, dated as of April 1, 1995, among Leiner Health Products
           Inc. and each of the holders of Notes listed in Schedule I thereto regarding the
           Series A Notes and the Series B Notes.*
   10.11.  Credit Agreement, dated as of December 10, 1993, among Leiner Health Products Inc., the various lending institutions parties thereto and The Bank of Nova Scotia.*
   10.12.  Waiver and Amendment No. 1 to Credit Agreement, dated as of September 30, 1994, among Leiner Health Products Inc., the financial institutions parties thereto and
           The Bank of Nova Scotia.*

   10.13.  Amendment No. 2 and Waiver to Credit Agreement, dated as of February 26, 1996, among
           Leiner Health Products Inc., the financial institutions parties hereto and The Bank of Nova Scotia.*
   10.14.  Amendment No. 3 to Credit Agreement, dated as of June 1996, among Leiner Health
           Products Inc., the financial institutions parties thereto and The Bank of Nova
           Scotia.*
   10.15.  Lease Agreement, dated October 4, 1993, between Watson Land Company and Leiner
           Health Products Inc., relating to a premise located at 810 East 233rd Street,
           Carson, California.*
   10.16.  Lease Agreement, dated October 4, 1993, between Watson Land Company and Leiner
           Health Products Inc., relating to a premise located at 901 East 233rd Street,
           Carson, California.*
   10.17.  Sublease Agreement, dated October 8, 1993, between Teledyne and Leiner Health
           Products Inc., relating to a premise located at 901 East 233rd Street, Carson,
           California.*
   10.18.  Lease Agreement, dated March 12, 1984, between R&R Properties and Trupak, Inc., relating to a premise located in West Unity, Ohio.*
   10.19.  First Amendment to Lease, dated August 1, 1986, between R&R Properties and Trupak,
           Inc., relating to a premise located in West Unity, Ohio.*
   10.20.  Second Amendment to Lease, dated June 19, 1989, between R&R Properties and Trupak,
           Inc., relating to a premise located in West Unity, Ohio.*
   10.21.  Third Amendment to Lease, dated August 3, 1992, between R&R Properties and P. Leiner
           Nutritional Products, Inc., successor by merger to Trupak Inc., relating to a premise in West Unity, Ohio.*
   10.22.  Fourth Amendment to Lease, dated August 2, 1994, between R&R Properties and Leiner
           Health Products Inc., relating to a premise in West Unity, Ohio.*
   10.23.  Fifth Amendment dated May 20, 1996, between R&R Properties and Leiner Health
           Products Inc., relating to a premise in West Unity, Ohio.*
   10.24.  Lease Agreement, dated August 2, 1994, between Square Feet Unlimited and Leiner
           Health Products Inc., relating to a premise in West Unity, Ohio.*
   10.25.  First Amendment to Lease, dated May 20, 1996, by and between Square Feet Unlimited and Leiner Health Products Inc., relating to a premise in West Unity, Ohio.*
   10.26.  Form of Indemnification Agreement between Leiner Health Products Group Inc. and its directors and/or officers.**
    11.1.  Computation of Supplemental Pro Forma Net Income Per Share.
    21.1.  Subsidiaries of the Company.**
    23.1.  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).*
    23.2.  Consent of Ernst & Young LLP, Independent Auditors.
    24.1.  Power of Attorney for Francis C. Rooney, Jr. (included on signature page)
    24.2.  Power of Attorney for Robert M. Kaminski (included on signature page)
    24.3.  Power of Attorney for Gale K. Bensussen (included on signature page)
    24.4.  Power of Attorney for Diane J. Beardsley (included on signature page)
    24.5.  Power of Attorney for David F. Brubaker (included on signature page)
    24.6.  Power of Attorney for Howard L. Clark (included on signature page)
    24.7.  Power of Attorney for Hamish Maxwell (included on signature page)
    24.8.  Power of Attorney for Carl M. Mueller (included on signature page)

- ------------------------
 *To be filed by amendment.
**Previously filed.

    B.  Schedules.

Report of Independent Auditors on Financial Statement Schedules.......         S-1
Schedule I     Condensed Financial Information of Registrant..........         S-2
Schedule II    Valuation and Qualifying Accounts (Company)............         S-4

    All supporting schedules other than the above have been omitted because they are not required or the information required to be set forth therein is included in the financial statements or in the notes thereto.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes to provide to the Underwriters, at the closings specified in the purchase agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) promulgated under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification of liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Leiner Health Products Group Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carson and the State of California on the 7th day of June, 1996.

                                          LEINER HEALTH PRODUCTS GROUP INC.

                                          By:       /s/ DIANE J. BEARDSLEY

                                             -----------------------------------
                                                     Diane J. Beardsley
                                                   CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gale K. Bensussen and Diane J. Beardsley his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to the Registration Statement (No. 33-78636), including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all his said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                       TITLE                         DATE
- ------------------------------------------------------  ---------------------------------  ----------------------

                  /s/ FRANCIS C. ROONEY, JR.
     -------------------------------------------        Chairman of the Board                   June 7, 1996
                Francis C. Rooney, Jr.                   of Directors

                     /s/ ROBERT M. KAMINSKI             Chief Executive Officer and
     -------------------------------------------         Director (Principal Executive          June 7, 1996
                  Robert M. Kaminski                     Officer)

                      /s/ GALE K. BENSUSSEN
     -------------------------------------------        President and Director                  June 7, 1996
                  Gale K. Bensussen

                                                        Senior Vice President and Chief
                /s/ DIANE J. BEARDSLEY                   Financial Officer (Principal
     -------------------------------------------         Financial and Accounting               June 7, 1996
                  Diane J. Beardsley                     Officer)

                     /s/ DAVID F. BRUBAKER
     -------------------------------------------        Director                                June 7, 1996
                  David F. Brubaker

                      SIGNATURE                                       TITLE                         DATE
- ------------------------------------------------------  ---------------------------------  ----------------------

                       /s/ HOWARD L. CLARK
     -------------------------------------------        Director                                June 7, 1996
                   Howard L. Clark

     -------------------------------------------        Director                                June  , 1996
                    Hamish Maxwell

                       /s/ CARL M. MUELLER
     -------------------------------------------        Director                                June 7, 1996
                   Carl M. Mueller

                         By:
                   ATTORNEY-IN-FACT                                                                , 1996

                                 EXHIBIT INDEX

  ITEM
 NUMBER                                               DESCRIPTION                                                PAGE
- ---------  -------------------------------------------------------------------------------------------------     -----
     1.1.  Proposed form of Purchase Agreement.*
     2.1.  Agreement and Plan of Merger, dated as of December 24, 1991, by and between PLI Investors Inc.,
           PLI Merger Corp. and P. Leiner Health Products Corp.*
     2.2.  Stock Purchase and Sale Agreement, dated as of May 22, 1992, by and among PLI Investors Inc.,
           XCEL Laboratories, Inc. and certain stockholders of XCEL Laboratories, Inc.*
     3.1.  Restated Certificate of Incorporation of the Company and amendments thereto.**
     3.2.  Amended and Restated By-Laws of the Company.**
     4.1.  Specimen Form of Company's Common Stock Certificate.*
     5.1.  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the validity of the securities being registered.*
    10.1.  Form of Subscription Agreement between the Company and stockholders of the Company.*
    10.2.  Restated Standard Indemnity Agreement, dated September 1, 1992, between Showa Denko America, Inc.
           and LHP Holdings Corp.*
    10.3.  Guaranty Agreement, dated September 1, 1992, between Showa Denko K.K. and LHP Holdings Corp.*
    10.4.  Subscription Agreement, dated December 10, 1993, between the Company and AEA Investors Inc.**
    10.5.  Form of Leiner Health Products Group Inc. Stock Option Plan, 1996 Amendment and Restatement.*
    10.6.  Note Agreement, dated as of May 4, 1992, between Leiner Health Products Inc. and the Purchasers signatory thereto regarding the Series A Notes and the Series B Notes.*
    10.7.  First Amendment Agreement, dated as of May 15, 1993, among Leiner Health Products Inc. and each of the holders of Notes listed in Schedule I thereto regarding the Series A Notes and the Series
           B Notes.*
    10.8.  Second Amendment Agreement, dated as of December 10, 1993, among Leiner Health Products Inc. and each of the holders of Notes listed in Schedule I thereto regarding the Series A Notes and the
           Series B Notes.*
    10.9.  Waiver and Third Amendment Agreement, dated as of October 15, 1994, among Leiner Health Products
           Inc. and each of the holders of Notes listed in Schedule I thereto regarding the Series A Notes and the Series B Notes.*
   10.10.  Fourth Amendment Agreement, dated as of April 1, 1995, among Leiner Health Products Inc. and each of the holders of Notes listed in Schedule I thereto regarding the Series A Notes and the Series
           B Notes.*
   10.11.  Credit Agreement, dated as of December 10, 1993, among Leiner Health Products Inc., the various lending institutions parties thereto and The Bank of Nova Scotia.*
   10.12.  Waiver and Amendment No. 1 to Credit Agreement, dated as of September 30, 1994, among Leiner
           Health Products Inc., the financial institutions parties thereto and The Bank of Nova Scotia.*
   10.13.  Amendment No. 2 and Waiver to Credit Agreement, dated as of February 26, 1996, among Leiner
           Health Products Inc., the financial institutions parties hereto and The Bank of Nova Scotia.*
   10.14.  Amendment No. 3 to Credit Agreement, dated as of June 1996, among Leiner Health Products Inc., the financial institutions parties thereto and The Bank of Nova Scotia.*
   10.15.  Lease Agreement, dated October 4, 1993, between Watson Land Company and Leiner Health Products
           Inc., relating to a premise located at 810 East 233rd Street, Carson, California.*

  ITEM
 NUMBER                                               DESCRIPTION                                                PAGE
- ---------  -------------------------------------------------------------------------------------------------     -----
   10.16.  Lease Agreement, dated October 4, 1993, between Watson Land Company and Leiner Health Products
           Inc., relating to a premise located at 901 East 233rd Street, Carson, California.*
   10.17.  Sublease Agreement, dated October 8, 1993, between Teledyne and Leiner Health Products Inc., relating to a premise located at 901 East 233rd Street, Carson, California.*
   10.18.  Lease Agreement, dated March 12, 1984, between R&R Properties and Trupak, Inc., relating to a premise located in West Unity, Ohio.*
   10.19.  First Amendment to Lease, dated August 1, 1986, between R&R Properties and Trupak, Inc., relating to a premise located in West Unity, Ohio.*
   10.20.  Second Amendment to Lease, dated June 19, 1989, between R&R Properties and Trupak, Inc., relating to a premise located in West Unity, Ohio.*
   10.21.  Third Amendment to Lease, dated August 3, 1992, between R&R Properties and P. Leiner Nutritional
           Products, Inc., successor by merger to Trupak Inc., relating to a premise in West Unity, Ohio.*
   10.22.  Fourth Amendment to Lease, dated August 2, 1994, between R&R Properties and Leiner Health
           Products Inc., relating to a premise in West Unity, Ohio.*
   10.23.  Fifth Amendment dated May 20, 1996, between R&R Properties and Leiner Health Products Inc., relating to a premise in West Unity, Ohio.*
   10.24.  Lease Agreement, dated August 2, 1994, between Square Feet Unlimited and Leiner Health Products
           Inc., relating to a premise in West Unity, Ohio.*
   10.25.  First Amendment to Lease, dated May 20, 1996, by and between Square Feet Unlimited and Leiner
           Health Products Inc., relating to a premise in West Unity, Ohio.*
   10.26.  Form of Indemnification Agreement between Leiner Health Products Group Inc. and its directors and/or officers.**
    11.1.  Computation of Supplemental Pro Forma Net Income Per Share.
    21.1.  Subsidiaries of the Company.**
    23.1.  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).*
    23.2.  Consent of Ernst & Young LLP, Independent Auditors.
    24.1.  Power of Attorney for Francis C. Rooney, Jr. (included on signature page)
    24.2.  Power of Attorney for Robert M. Kaminski (included on signature page)
    24.3.  Power of Attorney for Gale K. Bensussen (included on signature page)
    24.4.  Power of Attorney for Diane J. Beardsley (included on signature page)
    24.5.  Power of Attorney for David F. Brubaker (included on signature page)
    24.6.  Power of Attorney for Howard L. Clark (included on signature page)
    24.7.  Power of Attorney for Hamish Maxwell (included on signature page)
    24.8.  Power of Attorney for Carl M. Mueller (included on signature page)

- ------------------------
 *To be filed by amendment.
**Previously filed.

        REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES

The Board of Directors
Leiner Health Products Group Inc.

    We have audited the consolidated financial statements of Leiner Health Products Group Inc. as of March 31, 1995 and 1996, and for each of the three years in the period ended March 31, 1996 and have issued our report thereon dated May 20, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules of Leiner Health Products Group Inc. listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Orange County, California
May 20, 1996

                       LEINER HEALTH PRODUCTS GROUP INC.

        SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

                                 BALANCE SHEET

                                                                               MARCH 31,
                                                                          --------------------
                                                                            1995       1996
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
ASSETS
Investment in Leiner Health Products Inc................................  $  71,501  $  72,667
Receivable from Leiner Health Products Inc..............................     --            130
                                                                          ---------  ---------
Total assets............................................................  $  71,501  $  72,797
                                                                          ---------  ---------
                                                                          ---------  ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Redeemable preferred stock..............................................  $  10,490  $  11,875
Shareholders' equity....................................................     61,011     60,922
                                                                          ---------  ---------
Total liabilities and shareholders' equity..............................  $  71,501  $  72,797
                                                                          ---------  ---------
                                                                          ---------  ---------

                       LEINER HEALTH PRODUCTS GROUP INC.

        SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
                                  (CONTINUED)

                                                                        YEAR ENDED MARCH 31,
                                                                   -------------------------------
                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
                                                                           (IN THOUSANDS)
Statement of Income
  Equity in income of Leiner Health Products Inc.................  $   3,529  $   3,442  $   1,166
                                                                   ---------  ---------  ---------
  Net income.....................................................  $   3,529  $   3,442  $   1,166
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

Statement of Cash Flows
  Cash flows from operating activities:
    Net income...................................................  $   3,529  $   3,442  $   1,166
    Adjustments to reconcile net income to net cash provided by operating activities:
      Equity in income of Leiner Health Products Inc.............     (3,529)    (3,442)    (1,166)
                                                                   ---------  ---------  ---------
  Net cash provided by operating activities......................     --         --         --
                                                                   ---------  ---------  ---------
  Net change in cash.............................................     --         --         --
    Cash at beginning of year....................................     --         --         --
                                                                   ---------  ---------  ---------
    Cash at end of year..........................................  $  --      $  --      $  --
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

Notes to Condensed Financial Information

    The Registrant is a holding company with no operations and no assets other than a receivable from and an investment in all of the stock of Leiner Health Products Inc.

    See Note 1 to the Consolidated Financial Statements appearing elsewhere in this Registration Statement for significant accounting policies.

    The Registrant, at its option, may redeem for cash the shares of Redeemable Preferred Stock at a redemption price of $900 per share plus accrued but unpaid dividends or it may require the holders of the stock to exchange the shares for debentures in a principal amount of $900 per share. The Company must redeem the stock on the earlier of December 1, 2003, or upon the failure of AEA Investors Inc. to maintain a majority ownership.

                       LEINER HEALTH PRODUCTS GROUP INC.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                          BALANCE AT      ADDITIONS
                                                           BEGINNING     CHARGED TO
                                                              OF            COSTS                     BALANCE AT
                                                            PERIOD      AND EXPENSES    DEDUCTIONS   END OF PERIOD
                                                          -----------  ---------------  -----------  -------------
Year ended March 31, 1994:
  Accounts receivable allowances........................   $   1,212      $   4,294      $   3,359     $   2,147
  Inventory valuation reserve...........................       3,434          3,427          1,555         5,306
Year ended March 31, 1995:
  Accounts receivable allowances........................   $   2,147      $   4,903      $   3,734     $   3,316
  Inventory valuation reserve...........................       5,306          2,640          3,537         4,409
Year ended March 31, 1996:
  Accounts receivable allowances........................   $   3,316      $   4,443      $   5,220     $   2,539
  Inventory valuation reserve...........................       4,409          2,320          2,828         3,901